As filed with the Securities and Exchange Commission on September 15, 2008
Registration No. 333-151559
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Mistras Group, Inc.
(Exact name of registrant as specified in its charter)

Delaware	8711	22-3341267
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

195 Clarksville Road
Princeton Junction, New Jersey 08550
(609) 716-4000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Sotirios J. Vahaviolos, Ph.D.
Chairman, President and Chief Executive Officer
195 Clarksville Road
Princeton Junction, New Jersey 08550
(609) 716-4000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Andrew C. Freedman, Esq. Sheldon G. Nussbaum, Esq. Fulbright & Jaworski L.L.P. 666 Fifth Avenue New York, New York 10103 Telephone (212) 318-3000 Fax (212) 318-3400	William J. Whelan, III, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 Telephone (212) 474-1000 Fax (212) 474-3700

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

	Proposed Maximum
Title of Each Class of	Aggregate	Amount of
Securities to be Registered	Offering Price(1)(2)	Registration Fee(3)
Common stock, $0.01 par value per share	$172,500,000	$6,780

(1)	Estimated solely for the purpose of calculating the registration fee under Rule 457(o) of the Securities Act.

(2)	Includes shares of common stock that may be purchased by the underwriters to cover over-allotments, if any.

(3)	Previously paid by wire transfer on June 6, 2008.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 15, 2008

          Shares

Mistras Group, Inc.

Common Stock

Prior to this offering, there has been no public market for our common stock. The initial public offering price of the common stock is expected to be between $      and $      per share. We intend to apply to list our common stock on the New York Stock Exchange under the symbol “MG”.

We are selling           shares of common stock and the selling stockholders are selling           shares of common stock. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.

The underwriters have an option to purchase a maximum of     and     additional shares of common stock from us and the selling stockholders, respectively, to cover over-allotments of shares.

Investing in our common stock involves risks.  See “Risk Factors” on page 11.

Underwriting
	Price to	Discounts and	Proceeds to Mistras	Proceeds to Selling
	Public	Commissions	Group, Inc.	Stockholders

Per Share	$	$	$	$
Total	$	$	$	$

Delivery of the shares of common stock will be made on or about          , 2008.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers

Credit Suisse	JPMorgan

Robert W. Baird & Co.	Banc of America Securities LLC

The date of this prospectus is          , 2008.

A world of ndt solutions software and products services international A leading global provider of proprietary technology-enabled non-destructive testing (ndt) inspection solutions that ensures the integrity of industrial and public infrastructure

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Industry and Market Data

This prospectus includes market and industry data and forecasts that we obtained from internal research, publicly available information and industry publications and surveys. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Unless otherwise noted, statements as to our market position relative to our competitors are approximated and based on the above-mentioned third-party data and internal analysis and estimates as of the date of this prospectus. Although we believe the industry and market data and statements as to market position to be reliable as of the date of this prospectus, we have not independently verified this information and it could prove inaccurate. Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. In addition, we do not know all of the assumptions regarding general economic conditions or growth that were used in preparing the forecasts from sources cited herein.

Dealer Prospectus Delivery Obligation

Until          , 2008 (25 days after the commencement of the offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that may be important to you. You should read this entire prospectus carefully, including the risks discussed under “Risk Factors” and the financial statements and related notes included elsewhere in this prospectus before making an investment decision. In this prospectus, our fiscal years, which end on May 31, are identified according to the calendar year in which they end (e.g., the fiscal year ended May 31, 2008 is referred to as “fiscal 2008”), and unless otherwise specified or the context otherwise requires, “Mistras,” “we,” “us” and “our” refer to Mistras Group, Inc. and its consolidated subsidiaries and their predecessors.

Our Business

We are a leading global provider of proprietary, technology-enabled non-destructive testing (NDT) solutions used to evaluate the structural integrity of critical energy, industrial and public infrastructure. We combine the skill and experience of our certified technicians, engineers and scientists with our advanced software and other proprietary product offerings to deliver a comprehensive portfolio of solutions, ranging from routine NDT inspections to complex, plant-wide asset integrity assessment and management. These solutions enhance our customers’ ability to extend the useful life of their assets, increase productivity, minimize repair costs, comply with governmental safety and environmental regulations and, critically, avoid catastrophic disasters. Given the role our services play in ensuring the safe and efficient operation of infrastructure, we have historically provided a majority of our services to our customers on a regular, recurring basis. We serve a global customer base, including companies in the oil and gas, fossil and nuclear power generation and transmission, public infrastructure, chemicals, aerospace and defense, transportation, primary metals and metalworking, pharmaceuticals and food processing industries. As of August 15, 2008, we had approximately 1,600 employees in 60 offices across 15 countries, through which we have established long-term relationships as a critical solutions provider to many leading companies, including Airbus, Rio Tinto, American Electric Power, AstraZeneca, Bayer, Bechtel, BP, Dow Chemical, Duke Energy, DuPont, ExxonMobil, First Energy, General Electric, Shell and Valero, and to various federal, state and local governmental infrastructure and defense authorities, including the departments of transportation of several states. The following chart represents revenues we generated in certain of our end markets as well as representative customers in these end markets for fiscal 2008.

Mistras Revenue and Representative Customers by End Market
(fiscal 2008)

NDT involves the examination of the structural integrity of infrastructure assets in order to identify and quantify defects and degradations and optimize safety and operating performance without impacting the future usefulness or impairing the integrity of these assets. The ability to inspect infrastructure assets and not interfere with their operating performance makes NDT a highly attractive alternative to many traditional inspection techniques, which may require dismantling equipment or plant shutdown. Infrastructure-intensive industries employ NDT during the design, fabrication, maintenance, inspection and retirement phases of the asset’s life.

As a global NDT leader, we provide a broad range of solutions that include traditional outsourced NDT inspection services, advanced NDT solutions, a proprietary portfolio of software products for capturing and analyzing inspection data in real-time, enterprise software and relational databases for storing and analyzing inspection data and on-line monitoring systems for remote asset inspection. Since inception, we have increased our capabilities and the size of our customer base through the development of applied technologies, organic growth and the successful integration of acquired companies. Although representing a small percentage of our revenue growth in the periods presented, these acquisitions have provided us with additional products, technologies and resources that have enhanced our sustainable competitive advantages over our competition.

We generated revenues of $152.3 million, $122.2 million and $93.7 million and EBITDA of $27.8 million, $18.8 million and $12.4 million for fiscal 2008, 2007 and 2006, respectively. For fiscal 2008, we generated 74.9% of our revenues from our Services segment, 9.5% from our Software and Products segment for sales to external customers and 15.6% from our International segment.

Our Industry

NDT is a large and rapidly growing market. NDT plays a crucial role in assuring the operational and structural integrity of critical infrastructure without compromising the usefulness of the tested materials or equipment. The evolution of NDT technology and its associated services, in combination with broader industry trends, has made NDT an integral and increasingly outsourced part of many asset-intensive industries. Well-publicized industrial and public infrastructure failures and accidents have also raised the level of awareness of regulators, as well as owners and operators, of the benefits that NDT can provide.

We believe the following represent key dynamics driving the growth of the NDT industry:

•	Extending the Useful Life of Aging Infrastructure. The prohibitive cost and challenge of building new infrastructure has resulted in the significant aging of existing infrastructure and led to a desire by companies to extend the useful life of existing assets. Because aging infrastructure requires relatively higher levels of maintenance and repair, as well as more frequent, extensive and ongoing testing requirements, companies and public authorities are spending billions of dollars to ensure the operational and structural integrity of this infrastructure.

•	Outsourcing of Non-Core Activities and Technical Resource Constraints. While some of our customers have historically performed NDT services in-house, the increasing sophistication and automation of NDT, together with a decreasing supply of skilled professionals and stricter governmental regulations, has led many of them to outsource NDT to providers that have the necessary engineering skills, technical workforce, technology and proven track-record of performance to effectively meet their increasing requirements.

•	Increasing Capacity Utilization. Due to high energy prices and the limited construction of new infrastructure, existing infrastructure in some of our target markets is being used at higher capacities, which accelerates deterioration and limits downtime for repair or replacement. In order to sustain high capacity utilization rates, customers are increasingly using NDT solutions to ensure the integrity and safety of their assets. NDT customers have also experienced productivity enhancements for their infrastructure as a result of reduced maintenance-related downtime.

•	Increasing Corrosion from Low-Quality Inputs. High commodities prices and increasing energy demands have led to the use of lower grade inputs, such as low-grade coal or petroleum, in the refinery and power generation processes. These lower grade inputs more rapidly corrode the infrastructure they come into contact with, which in turn increases the need for NDT solutions to identify such corrosion and enable infrastructure owners to combat the problems they cause.

•	Increasing Use of Advanced Materials. NDT customers in our target markets are increasingly utilizing advanced materials and other unique technologies in the manufacturing and construction of new infrastructure. As a result, they require increasingly advanced testing, inspection and maintenance technologies to protect these assets. We believe that demand for NDT solutions will increase as companies and public authorities continue to use NDT solutions, not only during the maintenance lifecycle of their assets, but also during the design and construction phases by incorporating NDT technologies such as embedded sensors.

•	Meeting Safety Regulations. Owners and operators of infrastructure assets increasingly face strict government regulations and safety requirements. Failure to meet these standards can result in significant financial liabilities, increased scrutiny by the Occupational Safety & Health Administration (OSHA) and other regulators, higher insurance premiums and tarnished corporate brand value. As a result, these owners and operators are seeking highly reliable NDT suppliers with a proven track record of providing NDT products and services to assist them in meeting these increasingly stringent regulations.

•	Expanding Addressable End-Markets. Advances in NDT sensor technologies and software solutions, and the continued emergence of new technologies, are creating increased demand for NDT solutions in applications where existing NDT techniques were previously ineffective. Further, we expect increased demand in relatively new markets with infrastructure that is only now aging to a point where significant maintenance of infrastructure is required, such as pharmaceuticals, food processing and other industries.

•	Expanding Addressable Geographies. We believe that a substantial driver of incremental demand will come from international markets, as companies and governments in these markets build and maintain infrastructure and applications that require the use of advanced NDT solutions.

Our Competitive Strengths

We believe the following competitive strengths contribute to our being a leading provider of NDT solutions and allow us to further capitalize on growth opportunities in the NDT industry:

•	One-Stop Shop for NDT Solutions Worldwide. We believe we are the only vendor with a comprehensive suite of proprietary and integrated NDT services, software and products worldwide, which positions us to be the leading single source provider for a customer’s NDT requirements. In addition, collaboration between our services teams and product design engineers generates enhancements to our services, software and products, which provides a source of competitive advantage compared to companies that provide only NDT services or products to their customers.

•	Trusted Provider to a Diversified and Growing Customer Base. By providing critical and reliable NDT services, software and products for more than 30 years, we have become a trusted partner to a large and growing customer base across numerous infrastructure-intensive industries. We leverage our strong relationships to sell additional solutions to our existing customers and attract new customers. As NDT becomes an increasingly strategic asset for our customers, we believe our reputation and history of successful execution will differentiate us from our competitors. Seven of our top 10 customers by revenues in fiscal 2008 have used our solutions for at least ten years.

•	Repository of Customer-Specific Inspection Data. Our enterprise software solutions enable us to capture and store our customers’ testing and inspection data in a centralized database. As a result, we have accumulated large amounts of proprietary information that allows us to provide our customers with value-added services, such as predictive maintenance, inspection scheduling, data analytics and regulatory compliance. We believe our ability to provide these customized products and services, along with the high cost of switching to an alternative vendor, provide us with significant competitive advantages.

•	Proprietary Products, Software and Technology Packages. We have developed systems that have become the cornerstone of several unique NDT applications. These proprietary products allow us to efficiently and effectively provide complex solutions to our customers, resulting in a significant competitive advantage versus our competition. In addition to the products we sell to our customers, we also develop a range of proprietary sensors, instruments, systems and software used exclusively by our Services group.

•	Deep Domain Knowledge and Extensive Industry Experience. We are an industry leader in developing advanced NDT solutions, including acoustic emission (AE) testing for non-intrusive on-line inspection of storage tanks and pressure vessels, portable corrosion mapping ultrasonic testing (UT) systems, on-line plant asset integrity management with sensor fusion, enterprise software solutions for plant-wide inspection data archiving and management, advanced and thick composites inspection and ultrasonic phased array inspection of thick wall boilers. In addition, many of the members of our team have been instrumental in developing the testing standards followed by international standards-setting bodies, such as the American Society of Non-Destructive Testing and comparable associations in other countries.

•	Collaborating with Our Customers. Our NDT solutions have historically been designed in response to our customers’ unique performance specifications and are supported by our proprietary technologies. Our sales and engineering teams work closely with our customers’ research and design staff during the design phase of our products in order to incorporate our products into specified infrastructure projects. As a result, we believe that our close, collaborative relationships with our customers provide us a significant competitive advantage.

•	Experienced Management Team. Our management team has a track record of leadership in NDT, averaging approximately 20 years experience in the industry. These individuals also have extensive experience in growing businesses organically and in acquiring and integrating companies, which we believe is important to facilitate future growth in the fragmented NDT industry.

Our Growth Strategy

Our growth strategy emphasizes the following key elements:

•	Continue to Develop Software-Enabled Services and Products. We intend to maintain and enhance our technological leadership by continuing to invest in the internal development of new services, software and products while opportunistically acquiring key technologies and solutions that address the highly specialized needs of our target markets. We intend to capitalize on our extensive proprietary technology to develop customized solutions for markets that we expect will significantly increase their use of NDT solutions in the future, such as alternative energy and agriculture.

•	Increase Revenues from Our Existing Customers. Many of our customers are global corporations with NDT requirements from multiple divisions at multiple locations across the globe. Currently, we capture a relatively small portion of their overall expenditures on NDT. We believe our superior services, software and other products, combined with the trend of outsourcing NDT solutions to a small number of trusted service providers, positions us to significantly expand both the number of divisions and locations that we serve as well as the types of solutions we provide.

•	Add New Customers in Existing Target Markets. Our customer base, which we define as the approximately 4,000 customers to which we have provided NDT solutions during fiscal 2008, represents a small fraction of the total number of companies in our target markets with NDT and asset integrity management requirements. Our scale, scope of products and services and expertise in creating technology-enabled solutions have allowed us to build a high-quality reputation and increase customer awareness about us and our NDT solutions. We intend to continue to leverage our competitive strengths to win new business as customers in our existing target markets continue to seek a single source and trusted provider of advanced NDT solutions.

•	Expand Our Customer Base into New End Markets. We believe we have significant opportunities to rapidly grow our customer base in relatively new end markets, including the shipping, alternative energy, natural gas transportation and healthcare industries and the market for public infrastructure, such as highways and bridges. The expansion of our addressable markets is being driven by the increased recognition and adoption of NDT products and services, new NDT technologies enabling further applications to address additional end-market needs and the aging of infrastructure.

•	Continue to Capitalize on Acquisitions. We intend to continue employing a disciplined acquisition strategy to broaden and enhance our product and service offerings, add new customers and certified personnel, supplement our internal development efforts and accelerate our expected growth. We believe the market for NDT solutions is highly fragmented with a large number of potential acquisition opportunities. We have a proven ability to integrate complementary businesses, as demonstrated by the success of our past acquisitions. We believe we have improved the operational performance and profitability of our acquired businesses by successfully integrating and selling a comprehensive suite of solutions to the customers of these acquired businesses.

Summary Risks

Before you invest in our stock, you should carefully consider all the information in this prospectus, including matters set forth under the heading “Risk Factors.” We believe that the following are some of the major risks and uncertainties that may affect us:

•	our business currently depends on certain significant customers and any reduction of business with these customers would harm our future operating results;

•	an accident or incident involving our NDT solutions could expose us to claims, harm our reputation and adversely affect our ability to compete for business;

•	material weaknesses identified in our internal controls relating to the lack of technical accounting and financial reporting oversight in prior financial statements and an inadequate level of accounting personnel in the past have resulted, and if not properly remediated, could in the future result in material misstatements of our financial statements;

•	an ability to attract, develop and retain a sufficient number of trained engineers, scientists and other highly skilled workers as well as members of senior management;

•	strengths and actions of our competitors;

•	our current dependence on customers in the oil and gas industry;

•	the timing, size and integration success of potential future acquisitions; and

•	catastrophic events, including natural disasters, could disrupt our business or the business of our customers, which could significantly harm our operations, financial results and cash flow.

Corporate Information

We were founded by former AT&T Bell Laboratories researchers in 1978 and operated as Physical Acoustics Corporation until December 29, 1994, when we reorganized and began operating as Mistras Holdings Corp., a Delaware corporation. In February 2007, we changed our name to Mistras Group, Inc. Since inception, we have increased our services, software and products offerings through a combination of organic growth and the successful integration of acquired companies.

Our principal executive offices are located at 195 Clarksville Road, Princeton Junction, NJ 08550, and our telephone number at that address is (609) 716-4000. Our website is located at www.mistrasgroup.com. Information on, or accessible through, our website is not a part of, and is not incorporated into, this prospectus.

Our trademarks include Mistrastm, CONAMtm, Physical Acoustics Corporationtm, PCMStm and Controlled Vibrations Inc.tm Other trademarks or service marks appearing in this prospectus are the property of their respective holders.

The Offering

Common stock offered by

Us	shares of common stock

Selling stockholders	shares of common stock

Total	shares of common stock

Over-allotment option

Us	shares of common stock

Selling stockholders	shares of common stock

Total	shares of common stock

Common stock to be outstanding after the offering	shares of common stock

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $ . We plan to use these net proceeds for general corporate purposes, including working capital and possible acquisitions. We will not receive any proceeds from the sale of shares by the selling stockholders. See “Use of Proceeds.”

Dividend policy	We currently have no plans to pay dividends on our common stock.

Risk factors	You should carefully read and consider the information set forth under “Risk Factors,” together with all of the other information set forth in this prospectus, before deciding to invest in shares of our common stock.

Listing	We intend to apply to list our common stock on the New York Stock Exchange under the symbol “MG”.

Except as otherwise indicated or the context otherwise requires, throughout this prospectus the number of shares of common stock shown to be outstanding after this offering and other share-related information is based on the number of shares outstanding as of          , and:

•	reflects a -for- stock split, effected on ;

•	reflects the conversion of all outstanding shares of our preferred stock into an aggregate of shares of common stock upon the completion of this offering;

•	assumes no exercise of the underwriters’ over-allotment option;

•	excludes shares of common stock issuable upon the exercise of stock options outstanding as of , at a weighted average exercise price of $ per share; and

•	excludes shares of common stock reserved for future awards under the 2008 Long-Term Incentive Plan.

The following table sets forth the number of shares of common stock to be sold by the directors and executive officers who are selling such shares in this offering. For more information on persons selling shares of common stock in this offering, please see “Principal and Selling Stockholders.”

Shares Being Sold
in this Offering
Number

Directors and Executive Officers
Sotirios J. Vahaviolos
Chairman, President, Chief Executive Officer and Director
Mark F. Carlos
Group Executive Vice President, Software and Products
Phillip T. Cole
Group Executive Vice President, International
Michael J. Lange
Group Executive Vice President, Services, and Director

Our executive officers, directors and each person, or group of affiliated persons, known by us to beneficially own more than five percent of our voting securities, taken together as a group, will own approximately     % of our outstanding common stock after this offering. For information on the number of shares of common stock to be received by these individuals or groups upon the conversion of our preferred stock at the completion of this offering, please see “Certain Relationships and Related Transactions — Conversion of All Preferred Stock upon Completion of this Offering.”

Summary Historical Consolidated Financial Data

The following table sets forth our summary historical consolidated financial information and other data. The historical statement of operations and cash flow data for fiscal 2008, 2007 and 2006 and the historical balance sheet data as of May 31, 2008 are derived from, and should be read in conjunction with, our audited consolidated financial statements and related notes appearing elsewhere in this prospectus.

The information contained in this table should also be read in conjunction with “Use of Proceeds,” “Capitalization,” “Selected Historical Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and accompanying notes thereto, all included elsewhere in this prospectus.

	Fiscal
	2008	2007	2006
	(In thousands, except share and
	per share data)

Statement of Operations Data:
Revenues	$152,268	$122,241	$93,741
Cost of revenues	90,990	75,702	55,908
Depreciation	6,847	4,666	3,013

Gross profit	54,431	41,873	34,820
Selling, general and administrative expenses	32,463	26,408	24,748
Research and engineering expenses	1,034	703	660
Depreciation and amortization	4,576	4,025	4,165

Income from operations	16,358	10,737	5,247
Other expenses:
Interest expense	3,531	4,482	4,225
Loss on extinguishment of long-term debt	—	460	—

Income before provision for income taxes and minority interest	12,827	5,795	1,022
Provision for income taxes	5,380	208	503

Income before minority interest	7,447	5,587	519
Minority interest, net of taxes	(8)	(199)	(17)

Net income	7,439	5,388	502
Accretion of preferred stock	(32,872)	(3,520)	(2,922)

Net (loss) income available to common stockholders	$(25,433)	$1,868	$(2,420)

Weighted average number of common shares outstanding:
Basic	1,000,000	991,348	977,115
Diluted	1,000,000	1,007,803	977,115
(Loss) earnings per common share:
Basic	$(25.43)	$1.88	$(2.48)
Diluted	$(25.43)	$1.85	$(2.48)
Pro forma diluted earnings per common share(1)	$4.82	$3.56	$0.35
Other Financial Data:
Net cash provided by operating activities	$12,851	$14,006	$6,208
Net cash used in investing activities	$(19,446)	$(4,259)	$(2,387)
Net cash provided by (used in) financing activities	$6,320	$(8,122)	$(2,654)
EBITDA(2)	$27,773	$18,769	$12,408

	As of May 31,
	2008
	Actual	As Adjusted(3)

Balance Sheet Data:
Cash and cash equivalents	$3,555
Total assets	$119,822
Total long-term debt, including current portion	$48,270
Obligations under capital leases, including current portion	$11,842
Convertible redeemable preferred stock	$63,869
Total stockholders’ (deficit) equity	$(24,475)

(1)	Pro forma diluted earnings per common share gives effect to the assumed conversion of our preferred stock for all periods presented. It is computed by dividing net income by the pro forma number of weighted average shares outstanding used in the calculation of diluted (loss) earnings per share, but after assuming conversion of our preferred stock and exercise of any dilutive stock options. The calculation for this, as well as our basic and diluted (loss) earnings per common share, follows:

	Fiscal
	2008	2007	2006
	(In thousands, except share and
	per share data)

Basic (loss) earnings per common share:
Numerator:
Net (loss) income available to common stockholders	$(25,433)	$1,868	$(2,420)

Denominator:
Weighted average common shares outstanding	1,000,000	991,348	977,115

Basic (loss) earnings per common share	$(25.43)	$1.88	$(2.48)

Diluted (loss) earnings per common share:*
Numerator
Net (loss) income available to common stockholders	$(25,433)	$1,868	$(2,420)

Denominator:
Weighted average common shares outstanding	1,000,000	991,348	977,115
Common stock equivalents of outstanding stock options	—	16,455	—

Total shares	1,000,000	1,007,803	977,115

Diluted (loss) earnings per common share	$(25.43)	$1.85	$(2.48)

* Excludes certain stock options and preferred shares which would be anti-dilutive

	Fiscal
	2008	2007	2006
	(In thousands, except share and
	per share data)

Pro forma diluted earnings per common share:
Numerator:
Net income	$7,439	$5,388	$502

Denominator:
Weighted average common shares outstanding	1,000,000	991,348	977,115
Common stock equivalents of outstanding stock options	22,968	16,455	21,721
Common stock equivalents of conversion of preferred shares	519,906	503,829	420,067

Total shares	1,542,874	1,511,632	1,418,903

Pro forma diluted earnings per common share	$4.82	$3.56	$0.35

(2)	EBITDA, a performance measure used by management, is defined in this prospectus as net income plus: interest expense, provision for income taxes and depreciation and amortization, as shown in the table below. In this prospectus, EBITDA is not adjusted to exclude the non-cash loss on extinguishment of long-term debt of $0.5 million that we incurred in fiscal 2007.

Our management uses EBITDA as a measure of operating performance to assist in comparing performance from period to period on a consistent basis, as a measure for planning and forecasting overall expectations and for evaluating actual results against such expectations, and as a performance evaluation metric off which to base executive and employee incentive compensation programs.

We believe investors and other external users of our financial statements benefit from the presentation of EBITDA in evaluating our operating performance because it provides them with an additional tool to compare our operating performance on a consistent basis by removing the impact of certain items that management believes do not directly reflect our core operations. For instance, EBITDA generally excludes interest expense, taxes and depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and the book value and age of assets, capital structure, capital investment cycles and the method by which assets were acquired.

Although EBITDA is widely used by investors and securities analysts in their evaluations of companies, you should not consider it either in isolation or as a substitute for analyzing our results as reported under U.S. generally accepted accounting principles (GAAP). EBITDA is generally limited as an analytical tool because it excludes, among other things, the statement of operations impact of depreciation and amortization, interest expense and the provision for income taxes and therefore does not necessarily represent an accurate measure of profitability, particularly in situations where a company is highly leveraged or has a disadvantageous tax structure. As a result, EBITDA is of particularly limited value in evaluating our operating performance because (i) we use a significant amount of capital assets and depreciation and amortization expense is a necessary element of our costs and ability to generate revenue; (ii) we have a significant amount of debt and interest expense is a necessary element of our costs and ability to generate revenue; and (iii) we generally incur significant U.S. federal, state and foreign income taxes each year and the provision for income taxes is a necessary element of our costs. EBITDA also does not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments, changes in, or cash requirements for, our working capital needs and all non-cash income or expense items that are reflected in our statements of cash flows. Furthermore, because EBITDA is not defined under GAAP, our definition of EBITDA may differ from, and therefore may not be comparable to, similarly titled measures used by other companies, thereby limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA should not be considered as the primary measure of our operating performance or as a measure of discretionary cash available to us to invest in the growth of our business.

We strongly urge you to review the GAAP financial measures included in this prospectus, our consolidated financial statements, including the notes thereto, and the other financial information contained in this prospectus, and not to rely on any single financial measure to evaluate our business.

The following table provides a reconciliation of net income to EBITDA:

	Fiscal
	2008	2007	2006
	(In thousands)

Net income	$7,439	$5,388	$502
Interest expense	3,531	4,482	4,225
Provision for income taxes	5,380	208	503
Depreciation and amortization	11,423	8,691	7,178

EBITDA	$27,773	$18,769	$12,408

(3)	The as adjusted column is unaudited and gives effect to:

•	the conversion of all outstanding shares of our preferred stock into shares of our common stock upon the completion of this offering and a -for- stock split of our common stock; and

•	the sale by us of shares of our common stock in this offering at the initial public offering price of $ per share (the midpoint of the range shown on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully read and consider the risks described below, together with the other information contained in this prospectus, including our financial statements and the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before making an investment decision. If any of these risks actually occur, our business, financial condition, results of operations and future growth prospects may be adversely affected. As a result, the trading price of our common stock would likely decline, and you may lose all or part of your investment.

Risks Related to Our Business

Our operating results could be adversely affected by a reduction of business with our significant customers.

We derive a significant amount of revenues from a few customers. For instance, various divisions or business units of BP were responsible for 16.7%, 16.5% and 9.5% of our revenues for fiscal 2008, 2007 and 2006, respectively. Taken as a group, our top 10 customers were responsible for 35.2%, 38.6% and 31.1% of our revenues for fiscal 2008, 2007 and 2006, respectively. Generally, our customers do not have an obligation to make purchases from us and may stop ordering our products and services at any time without financial penalty. The loss of any of our significant customers, any substantial decline in sales to these customers or any significant change in the timing or volume of purchases by our customers could result in lower revenues and could harm our business, financial condition or results of operations.

An accident or incident involving our NDT solutions could expose us to claims, harm our reputation and adversely affect our ability to compete for business and, as a result, harm our operating performance.

We are exposed to liabilities arising out of the solutions we provide. For instance, we furnish the results of our NDT inspections for use by our customers in their assessment of aspects of their assets, facilities, plants and other structures. Such results may be incorrect or incomplete, whether as a result of poorly designed inspections, malfunctioning testing equipment or our employees’ failure to adequately test or properly record data. For example, one of our clients recently claimed one of our x-ray inspection crews had improperly recorded inspection data about a portion of its infrastructure, requiring us to provide a new team to inspect that infrastructure over a period of three months at our expense. Further, if an accident or incident involving a structure we tested occurs and causes personal injuries or property damage, such as the collapse of a bridge or explosion in a plant or facility, and particularly if these injuries or damage could have been prevented by our customers had we provided them with correct or complete results, we may face significant claims by injured persons or related parties and claims relating to any property damage or loss. Even if our results are correct and complete, we may face claims for such injuries or damage simply because we tested the structure or facility in question. An example of litigation arising out of such an accident or incident is the lawsuits brought by private parties and the Massachusetts Attorney General against our wholly owned subsidiary, Conam Inspection and Engineering Services, Inc. (Conam). Staveley Services North America, Inc., the company from which we acquired the Conam assets in 2003, had performed tests on parts of the ceiling that collapsed in the Boston Central Artery/Tunnel Project in 2006, which collapse resulted in injuries, deaths and property damage. We believe that we did not assume any liabilities for prior testing by Staveley Services North America, Inc. when we purchased these assets, and have been advised that Conam is not a current defendant in the lawsuit brought by private parties and that the Massachusetts Attorney General intends to dismiss its claim against Conam. However, we have incurred expenses defending these lawsuits. Our insurance coverage may not be adequate to cover the damages from any such claims, forcing us to bear these uninsured damages directly, which could harm our operating results and may result in additional expenses and possible loss of revenues. An accident or incident for which we are found partially or fully responsible, even if fully insured, may also result in negative publicity, which would harm our reputation among our customers and the public, cause us to lose existing and future contracts or make it more difficult for us to compete effectively, thereby significantly harming our operating performance. Such an accident or incident might also make it more expensive or impossible for us to insure against similar events in the future. Even unsuccessful claims relating to accidents could result in substantial costs to us and diversion of our management resources.

We and our independent registered public accounting firm identified two material weaknesses in our internal controls, which in the past have, and if not properly remediated, could in the future result in material misstatements of our financial statements.

In connection with our review of our financial results for fiscal 2008 and 2007, we and our independent registered public accounting firm reported to our Board of Directors two material weaknesses in our internal control over financial reporting. A material weakness is defined by the standards issued by the Public Company Accounting Oversight Board as a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. These weaknesses related to our lack of technical oversight in prior financial statements and an inadequate level of accounting personnel. These material weaknesses resulted in, or contributed to, adjustments to our financial statements and, in certain cases, restatement of prior financial statements. These adjustments related primarily to an error in accounting for a capital lease entered into in 1997, which resulted in an increase in net income of $180,000 for fiscal 2006. We also corrected the effect of the adoption of FIN 48, “Uncertain Tax Positions,” from our original estimate. We have developed and are executing a plan to remediate the material weaknesses by implementing additional formal policies and procedures, increasing management review and oversight over the financial statement close and reporting processes and hiring additional accounting personnel. However, if these measures fail to fully remediate the material weaknesses or if additional material weaknesses in our internal controls are discovered in the future, we may be unable to provide required financial information in a timely and reliable manner, or otherwise comply with the standards applicable to us as a public company, and our management may not be able to report that our internal control over financial reporting is effective for fiscal 2010 or thereafter, when we are required to comply with Section 404 of the Sarbanes-Oxley Act of 2002. This may cause a loss of investor confidence in us and the reliability of our financial statements and, as a result, harm our business and the trading price of our common stock.

In addition, in August 2008, we began implementing an upgrade to our accounting software system. We intend to transition selected financial processes to the new system and expect to complete the upgrade in fiscal 2009. If we do not effectively and timely implement this system or if the system does not operate as intended, it could adversely impact the effectiveness of our internal control over financial reporting.

If we are unable to attract and retain a sufficient number of trained engineers, scientists and other highly skilled workers at competitive wages, our operational performance may be harmed and our costs may increase.

We believe that our success depends, in part, upon our ability to attract, develop and retain a sufficient number of trained engineers, scientists and other highly skilled employees at competitive wages. The demand for such employees is currently high, and we project that it may increase substantially in the future. Accordingly, we have experienced increases in our labor costs, particularly in our Services segment, but also, to a lesser extent, in our International segment. Many of the companies with which we compete for experienced personnel have comparatively greater name recognition and resources. In addition, in making employment decisions, job candidates often consider the value of the stock options they are to receive in connection with their employment. Volatility in the future market price of our stock may, therefore, adversely affect our ability to attract or retain key employees. Furthermore, the relatively new requirement to expense stock options may discourage us from granting the size or type of stock option awards that job candidates require to join our company. The markets for our products and services also require us to field personnel trained and certified in accordance with standards set by domestic or international standard-setting bodies, such as the American Society of Non-Destructive Testing. Because of the limited supply of these certified technicians, we expend substantial resources maintaining in-house training and certification programs. If we fail to attract sufficient new personnel or fail to motivate and retain our current personnel, our ability to perform under existing contracts and orders or to pursue new business may be harmed, causing us to lose customers and revenues, and the costs of performing such contracts and orders may increase, which would likely reduce our margins.

If we lose members of our senior management team upon whom we are dependent, we may not be able to manage our operations and achieve our strategic objectives.

Our future success depends to a considerable degree upon the availability, contributions, vision, skills, experience and effort of our senior management team. We do not maintain “key person” insurance on any of our employees other than Dr. Sotirios Vahaviolos, our Chairman, President and Chief Executive Officer. We currently have no employment agreements with members of our senior management team. Although we anticipate entering into employment agreements with certain executive officers in connection with this offering, these agreements will likely not guarantee the services of the individual for a specified period of time. All of the agreements with members of our senior management team are expected to provide that their employment is at-will and may be terminated by either us or the employee at any time and without notice. Although we do not have any reason to believe that we may lose the services of any of these persons in the foreseeable future, the loss of the services of any of these persons might impede our operations or the achievement of our strategic and financial objectives. The loss or interruption of the service of members of our senior management team could harm our business, financial condition and results of operations and could significantly reduce our ability to manage our operations and implement our strategy.

We operate in highly competitive markets and if we are unable to compete successfully, we could lose market share and revenues.

We face strong competition from NDT solutions providers, both larger and smaller than we are. Many of our competitors have greater financial resources than we do. Our competitors could focus their substantial financial resources to develop a competing business model or develop products or services that are more attractive to potential customers than what we offer. Some of our competitors are business units of substantially larger companies than us and have the ability to combine NDT solutions into an integrated offering to customers who already purchase other types of products or services from them. Our competitors may offer NDT solutions at prices below or without cost in order to improve their competitive positions. Any of these competitive factors could make it more difficult for us to attract and retain customers, cause us to lower our prices in order to compete and reduce our market share and revenues, any of which could have a material adverse effect on our financial condition and results of operations.

Due to our dependency on customers in the oil and gas industry, we are susceptible to prolonged negative trends relating to this industry that could adversely affect our operating results.

Our customers in the oil and gas industry (including the petrochemical market) have accounted for a substantial portion of our historical revenues. Specifically, they accounted for approximately 50%, 52% and 49% of our revenues for fiscal 2008, 2007 and 2006, respectively. We continue to diversify our customer base into industries other than the oil and gas industry, but we may not be successful in doing so. If the oil and gas industry were to suffer a prolonged or significant downturn, our operating performance may be significantly harmed.

Our growth strategy includes acquisitions. We may not be able to identify suitable acquisition candidates or integrate acquired businesses successfully, which may inhibit our rate of growth, and any acquisitions that we do complete may expose us to a number of unanticipated operational and financial risks.

Our historical growth has depended, and our future growth is likely to continue to depend, to a certain extent, on our ability to make acquisitions and successfully integrate acquired businesses. We intend to continue to seek additional acquisition opportunities, both to expand into new markets and to enhance our position in existing markets globally. We may not be able to successfully identify suitable candidates, negotiate appropriate acquisition terms, obtain necessary financing on acceptable terms, complete proposed acquisitions, successfully integrate acquired businesses into our current operations or expand into new markets.

Once integrated, acquired operations may not achieve levels of revenues, profitability or productivity comparable with those achieved by our current operations, or otherwise perform as expected.

Some of the risks associated with our acquisition strategy include:

•	unexpected loss of key personnel and customers of the acquired company;

•	making the acquired company’s financial and accounting standards consistent with our standards;

•	assumption of liability for risks and exposures (including environmental-related costs), some of which we may not discover during our due diligence; and

•	potential disruption of our ongoing business and distraction of management.

Our ability to undertake acquisitions is limited by covenants in our credit agreement and our financial resources, including available cash and borrowing capacity. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of substantial additional indebtedness and other expenses, impairment expenses related to goodwill and impairment or amortization expenses related to other intangible assets, any of which could harm our financial condition. Although management intends to evaluate the risks inherent in any particular transaction, there are no assurances that we will properly ascertain all such risks. Difficulties encountered with acquisitions may harm our business, financial condition and results of operations.

Catastrophic events, such as natural disasters, epidemics, war and acts of terrorism, could disrupt our business or the business of our customers, which could significantly harm our operations, financial results and cash flow.

Our operations and those of our customers are susceptible to the occurrence of catastrophic events outside our control, ranging from severe weather conditions to acts of war and terrorism. Any such events could cause a serious business disruption that reduces our customers’ ability to or interest in purchasing our NDT solutions, and have in the past resulted in order cancellations and delays because customer equipment, facilities or operations have been damaged, or are not operational or available. For instance, order cancellations and delays due to Hurricanes Katrina and Rita adversely affected our revenues in fiscal 2006. Additionally, such events have resulted and may in the future result in substantial delays in the provision of solutions to our customers and the loss of valuable equipment. Any cancellations, delays or losses due to a catastrophic event may significantly reduce our revenues and harm our operating performance.

We expect to continue expanding and investing in our sales and marketing, operations, engineering, research and development capabilities and financial and reporting systems, and as a result, may encounter difficulties in managing our growth, which could disrupt our operations.

We expect to experience significant growth in the number of our employees and the scope of our operations. To effectively manage our anticipated future growth, we must continue to implement and improve our managerial, operational, financial and reporting systems, expand our facilities and continue to recruit and train additional qualified personnel. We expect that all of these measures will require significant expenditures and will demand the attention of management. We may not be able to effectively manage the expansion of our operations or recruit and adequately train additional qualified personnel. Failure to manage our growth effectively could lead us to over-invest or under-invest in technology and operations, result in weaknesses in our infrastructure, systems or controls, give rise to operational mistakes, loss of business opportunities, the loss of employees and reduced productivity among remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of new solutions. If our management is unable to effectively manage our expected growth, our expenses may increase more than expected, our revenues could decline or may grow more slowly than expected and we may be unable to implement our business strategy.

The success of our businesses depends, in part, on our ability to develop new NDT solutions and increase the functionality of our current offerings.

The market for NDT solutions is impacted by technological change, uncertain product life cycles, shifts in customer demands and evolving industry standards and regulations. We may not be able to successfully develop and market new NDT solutions that comply with present or emerging industry regulations and technology standards. Also, new regulations or technology standards could increase our cost of doing business.

From time to time, our customers have requested greater functionality in our solutions. As part of our strategy to enhance our NDT solutions and grow our business, we plan to continue making substantial investments in the research and development of new technologies. We believe our future success will depend, in part, on our ability to continue to design new, competitive NDT solutions, enhance our current NDT solutions and provide new, value-added services. Developing new solutions will require continued investment, and we may experience unforeseen technological or operational challenges. In addition, NDT-related software is complex and can be expensive to develop, and new software and software enhancements can require long development and testing periods. If we are unable to develop NDT solutions or enhancements to our current NDT offerings, or if the market does not accept such solutions, we will likely lose opportunities to realize revenues and customers and our business and results of operations will be adversely affected.

If our software produces inaccurate information or is incompatible with the systems used by our customers and makes us unable to successfully provide our solutions, it could lead to a loss of revenues and customers.

Our software is complex and, accordingly, may contain undetected errors or failures. Software defects or inaccurate data may cause incorrect recording, reporting or display of information related to our NDT solutions. Any such failures, defects and inaccurate data may prevent us from successfully providing our NDT solutions, which would result in lost revenues. Software defects or inaccurate data may lead to customer dissatisfaction and our customers may seek to hold us liable for any damages incurred. As a result, we could lose customers, our reputation may be harmed and our financial condition and results of operations would be materially adversely affected.

We currently serve a commercial, industrial and governmental customer base that uses a wide variety of constantly changing hardware, software solutions and operating systems. Our NDT solutions need to interface with these non-standard systems in order to gather and assess data. Our business depends on the following factors, among others:

•	our ability to integrate our technology with new and existing hardware and software systems;

•	our ability to anticipate and support new standards, especially Internet-based standards; and

•	our ability to integrate additional software modules under development with our existing technology and operational processes.

If we are unable to adequately address any of these factors, our results of operations and prospects for growth and profitability would be harmed.

If we fail to successfully educate current and potential customers regarding the benefits of our NDT solutions or the market for these solutions otherwise fails to develop, our ability to grow our business could be adversely impacted.

Our future success depends on continued and growing commercial acceptance of our NDT solutions and our ability to obtain additional contracts. We anticipate that revenues related to our NDT solutions will constitute a substantial portion of our revenues for the foreseeable future. If we are unable to educate our potential customers about the advantages our solutions have over competing products and services, or our current customers stop purchasing our NDT solutions, our operating results could be significantly harmed. In addition, because the NDT solutions sector is rapidly evolving, we could lose insight into trends that may be emerging, which would further harm our competitive position by making it difficult to predict and respond to customer needs. If the market for our NDT solutions does not continue to develop, our ability to grow our business would be limited and we might not be able to maintain profitability.

Our results of operations could be harmed if our operating expenses do not correspond with the timing of our revenues.

Most of our operating expenses, such as employee compensation and property rental expense, are relatively fixed over the short-term. Moreover, our spending levels are based in part on our expectations regarding future revenues. As a result, if revenues for a particular quarter are below expectations, we would not be able to proportionately reduce operating expenses for that quarter without a substantial disruption to our business. This shortfall in revenues could adversely affect our operating results for that quarter and could cause the market price of our common stock to decline substantially.

The seasonal nature of our business reduces our revenues in our first and third fiscal quarters.

Our business is seasonal. Our first and third fiscal quarter revenues are typically lower than our revenues in the second and fourth fiscal quarters because demand for our NDT services from the oil and gas as well as the fossil and nuclear power generation and transmission industries increases during their non-peak production periods. For instance, U.S. refineries’ non-peak periods are generally in our second fiscal quarter, when they are retooling to produce more heating oil for winter, and in our fourth fiscal quarter, when they are retooling to produce more gasoline for summer. As a result of these trends, we generally have reduced cash flows in our second and fourth fiscal quarters, which may require us to borrow under our credit agreement or otherwise, to discontinue planned operations, or to curtail our operations. We expect that the negative impact of seasonality on our first and third fiscal quarter revenues and second and fourth fiscal quarter cash flows will continue.

Growth in revenues from our Services segment or traditional NDT services relative to revenues from our Software and Products and International segments, may reduce our overall gross profit margin.

Our gross profit margin on revenues from our Services segment has historically been lower than our gross profit margin on revenues from our other segments because our services have higher labor-related costs. For instance, the gross profit margin in our Services segment for fiscal 2008 was 30.9%, while our gross profit margin in our Software and Products segment and in our International segment was 50.2% and 41.9%, respectively. Our overall gross profit margin was 35.7% during the same period. Moreover, our gross profit margin on traditional NDT services has historically been lower than our gross profit margin in our Services segment as a whole. As a result, we expect our overall gross profit margin will be lower in periods when revenues from our services, and particularly from traditional NDT services, has increased as a percentage of total revenues and will be higher in periods when revenues from our International or Software and Products segments has increased as a percentage of total revenues. Fluctuations in our gross profit margin may affect our level of profitability in any period, which may negatively affect the price of our common stock.

Our business is currently subject to governmental regulation, and may become subject to modified or new government regulation that may negatively impact our ability to market our NDT solutions.

We incur substantial costs in complying with various government regulations and licensing requirements. For example, the transportation and overnight storage of radioactive materials used in providing certain of our NDT solutions is subject to regulation under federal and state laws and licensing requirements. Conam is currently licensed to handle radioactive materials by the U.S. Nuclear Regulatory Commission (NRC) and 15 state regulatory agencies. If we allegedly fail to comply with these regulations, we may be investigated and incur significant legal expenses associated with such investigations, and if we are found to have violated these regulations, we may be fined or lose one or more of our licenses to perform further projects. While we are investigated, we may be required to suspend work on the projects associated with our alleged noncompliance, resulting in loss of profits or customers, and damage to our reputation. For instance, in January, 2007, we were investigated due to an incident involving radiation exposure resulting from the misconduct of one of our employees. As a result, our customer required us to briefly suspend work on the associated project. We were found to have violated regulations governing the handling of radioactive materials, and as a result we incurred significant legal expenses. A more serious violation could result in lost profits and damage to our reputation. In the future, federal, state, provincial or local governmental agencies may seek to change current regulations or impose additional regulations on our business. Any modified or new government regulation applicable to our current or future NDT solutions may negatively impact the marketing and provision of those solutions and increase our costs and the price of our solutions.

A significant stockholder controls the direction of our business. The concentrated ownership of our common stock may prevent you and other stockholders from influencing significant corporate decisions.

Dr. Sotirios J. Vahaviolos, our Chairman, President and Chief Executive Officer., will own approximately     % of our outstanding common stock after this offering. As a result, Dr. Vahaviolos will have the ability to exert substantial influence over all matters requiring approval by our stockholders, including the election and removal of directors, amendments to our certificate of incorporation, and any proposed merger, consolidation or sale of all or substantially all of our assets and other corporate transactions. This concentration of ownership could be disadvantageous to other stockholders with differing interests from Dr. Vahaviolos.

An inability to protect our intellectual property could negatively affect our business and results of operations.

Our ability to compete effectively depends in part upon the maintenance and protection of the intellectual property related to our NDT solutions. Patent protection is unavailable for certain aspects of the technology and operational processes important to our business. Any patent held by us or to be issued to us, or any of our pending patent applications, could be unenforceable, challenged, invalidated or circumvented. Some of our trademarks that are not in use may become available to others. To date, we have relied principally on copyright, trademark and trade secrecy laws, as well as confidentiality agreements and licensing arrangements, to establish and protect our intellectual property. However, we have not obtained confidentiality agreements from all of our customers and vendors, and although we have entered into confidentiality agreements with all of our employees in our Software and Products segment and certain of our other employees involved in the development of our intellectual property, we cannot be certain that these agreements will be honored or enforceable. Some of our confidentiality agreements are not in writing, and some customers are subject to laws and regulations that require them to disclose information that we would otherwise seek to keep confidential. Although we do not transfer ownership of some of our more advanced NDT software or other products and, instead, sell to our customers services using these products, in part, in an effort to protect the intellectual property upon which they are based, this strategy may not be successful and our customers or third parties may reverse engineer or otherwise derive this intellectual property and use it without our authorization. Policing unauthorized use of our intellectual property is difficult and expensive. The steps that we have taken or may take might not prevent misappropriation of the intellectual property on which we rely. In addition, effective protection may be unavailable or limited in jurisdictions outside the United States, as the intellectual property laws of foreign countries sometimes offer less protection or have onerous filing requirements. From time to time, third parties may infringe our intellectual property rights. Litigation may be necessary to enforce or protect our rights or to determine the validity and scope of the rights of others. Any litigation could be unsuccessful, cause us to incur substantial costs, divert resources away from our daily operations and result in the impairment of our intellectual property. Failure to adequately enforce our rights could cause us to lose valuable rights in our intellectual property and may negatively affect our business.

We may be subject to damaging and disruptive intellectual property litigation related to allegations that our NDT solutions infringe on the intellectual property of others, which could prevent us from offering those solutions.

Third-party patent applications and patents may be applicable to our NDT solutions. As a result, third parties may in the future make infringement and other allegations that could subject us to intellectual property litigation relating to our solutions. Such litigation would be time consuming and expensive, divert attention and resources away from our daily operations, impede or prevent delivery of our solutions and require us to pay significant royalties, licensing fees and damages. In addition, parties making infringement and other claims may be able to obtain injunctive or other equitable relief that could effectively block our ability to provide our solutions and could cause us to pay substantial damages. In the event of a successful claim of infringement, we may need to seek one or more licenses from third parties in order to continue to offer the related solution, which may not be available at a reasonable cost, or at all. For example, in 2004 a competitor brought a patent infringement lawsuit against us based on our use of certain sensor technology in our inspection of a bridge. We incurred approximately $629,000 in expenses to defend against and settle this lawsuit, and to enter into a license to use this technology. Under this license agreement, we have paid the competitor immaterial amounts for fees and royalties for use of the technology, which we no longer use in our business.

We may require additional capital to support business growth, which might not be available.

We intend to continue making investments to support our business growth and may require additional funds to respond to business challenges or opportunities, including the need to develop new, or enhance our current, NDT solutions, enhance our operating infrastructure or acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our current stockholders, including investors in this offering, could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly limited.

Our credit agreement contains financial and operating restrictions that may limit our access to credit. If we fail to comply with financial or other covenants in our credit agreement, we may be required to repay indebtedness to our existing lenders, which may harm our liquidity.

Provisions in our credit agreement with Bank of America, N.A. and JPMorgan Chase Bank, N.A., impose restrictions on our ability to, among other things:

•	create liens;

•	make investments;

•	incur more debt;

•	merge or consolidate;

•	make dispositions of property;

•	pay dividends and make distributions;

•	enter into a new line of business;

•	enter into transactions with affiliates; and

•	enter into burdensome agreements.

Our credit agreement also contains financial covenants that require us to maintain compliance with specified financial ratios. We may not be able to comply with these covenants in the future. Our failure to comply with these covenants may result in the declaration of an event of default, which could prevent us from borrowing under our credit agreement. In addition to preventing additional borrowings under our credit agreement, an event of default, if not cured or waived, may result in the acceleration of the maturity of indebtedness outstanding under the agreement, which would require us to pay all amounts outstanding and, in addition, our lenders may require us to cash collateralize letters of credit issued thereunder. If an event of default occurs, we may not be able to cure it within any applicable cure period, if at all. If the maturity of our indebtedness is accelerated, we then may not have sufficient funds available for repayment or the ability to borrow or obtain sufficient funds to replace the accelerated indebtedness on terms acceptable to us, or at all.

We may become subject to commercial disputes or product liability claims, that could harm our business by distracting our management from the operation of our business, by increasing our expenses and, if we do not prevail, by subjecting us to potential monetary damages and other remedies.

We face potential liability for, among other things, contract, negligence and product liability claims related to our provision of NDT solutions. For instance, our customers may assert that we have failed to perform under our agreements with them, or our customers or third parties may claim damages arising out of misuse of our products, the malfunctioning of our products due to design or manufacturing flaws, or the use of our products with components or systems not manufactured or sold by us. We currently do not carry product liability insurance and we may not have sufficient resources to satisfy any liability resulting from product liability or other claims. Any of these claims or disputes could result in monetary damages and equitable or other remedies that could harm our financial position or operations. Even if we prevail in or settle these claims or disputes, they may distract our management from operating our business and the cost of defending or settling them could harm our operating results, financial position and cash flows.

We rely on a limited number of suppliers to provide us radioisotopes and a material interruption in supply could prevent or limit our ability to fill orders for our products.

We depend upon a limited number of third-party suppliers for the radioisotopes we use to provide certain advanced NDT solutions. Our principal suppliers are Industrial Nuclear Company, QSA Global Inc. and Source Production & Equipment Co., Inc. We also utilize other commercial isotope manufacturers located in the United States and overseas. To date, we have been able to obtain the required radioisotopes for our NDT solutions without any significant delays or interruptions. If we lose any of these suppliers, we may be required to find and enter into supply arrangements with one or more replacement suppliers. Obtaining alternative sources of supply could involve significant delays and other costs and these supply sources may not be available to us on reasonable terms or at all. Any disruption of supplies could delay delivery of our products that use radioisotopes, which could adversely affect our business and financial results and result in lost or deferred sales.

NDT sales cycles can be lengthy, unpredictable and require significant employee time and financial resources with no assurances that we will realize revenues.

Our sales cycles are often long and unpredictable. Many of our current and potential customers have extended budgeting and procurement processes. We believe that they also tend to be risk averse and follow industry trends rather than be the first to purchase new products or services, which can extend the lead time for or prevent acceptance of new products or services. Accordingly, they may take longer to reach a decision to purchase our solutions. This extended sales process, which often lasts between three and six months, requires the dedication of significant time and financial resources, with no certainty of success or recovery of our related expenses. It is not unusual for our current and potential customers to go through the entire sales process and not make any purchases.

Any real or perceived internal or external electronic security breaches in connection with the use of our NDT solutions could harm our reputation, inhibit market acceptance of our solutions and cause us to lose customers.

We and our customers use our NDT solutions to compile and analyze sensitive or confidential customer-related information. In addition, some of our NDT solutions allow us to remotely control equipment at commercial, institutional and industrial locations. Our NDT solutions rely on the secure electronic transmission of proprietary data over the Internet or other networks. Well-publicized compromises of Internet security could have the effect of substantially reducing confidence in the Internet as a medium of data transmission. The occurrence or perception of security breaches in connection with our NDT solutions or our customers’ concerns about Internet security or the security of our solutions, whether warranted or not, would likely harm our reputation or business, inhibit market acceptance of our NDT solutions and cause us to lose customers, any of which would harm our financial condition and results of operations.

We may come into contact with sensitive consumer information or data when we perform installation, maintenance or testing functions for our customers. Even the perception that we have improperly handled sensitive, confidential information would have a negative effect on our business. If, in handling this information, we fail to comply with privacy or security laws, we could incur civil liability to government agencies, customers and individuals whose privacy is compromised. In addition, third parties may attempt to breach our security or inappropriately harm our NDT solutions through computer viruses, electronic break-ins and other disruptions. If a breach is successful, confidential information may be improperly obtained, for which we may be subject to lawsuits and other liabilities.

Our international operations are subject to risks relating to non-U.S. operations.

In fiscal 2008, 2007 and 2006, we generated approximately 19.6%, 20.6% and 21.3%, respectively, of our revenues outside the United States and we expect to increase our international presence over time. Our primary operations outside the United States are in Europe, Asia and South America. There are numerous risks inherent in doing business in international markets, including:

•	fluctuations in interest rates and currency exchange rates, including the relatively weak position of the U.S. dollar;

•	varying regional and geopolitical business conditions and demands;

•	compliance with applicable foreign regulations and licensing requirements;

•	the cost and uncertainty of obtaining data and creating solutions that are relevant to particular geographic markets;

•	the need to provide sufficient levels of technical support in different locations;

•	the complexity of maintaining effective policies and procedures in locations around the world;

•	the risks of divergent business expectations or difficulties in establishing joint ventures with foreign partners;

•	political instability and civil unrest;

•	restrictions or limitations on outsourcing contracts or services abroad;

•	restrictions or limitations on the repatriation of funds; and

•	potentially adverse tax consequences.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” We are expanding our sales and marketing efforts in certain emerging markets, such as Brazil, Russia, India and China. Expanding our business into emerging markets may present additional risks beyond those associated with more developed international markets. For example, in China and Russia, we may encounter risks associated with the ongoing transition from state business ownership to privatization. In any emerging market, we may face the risks of working in cash-based economies, dealing with inconsistent government policies and encountering sudden currency revaluations.

We rely on certification of our NDT solutions by industry standards-setting bodies.

We currently have International Organization for Standardization (ISO) 9001-2000 certifications for each of Conam, Physical Acoustics Corporation (PAC) and Physical Acoustics Limited and we have ISO 14001:2004 certification for Conam. In addition, we currently have Nadcap (formerly National Aerospace and Defense Contractors Accreditation Program) certification for four of our locations in Auburn, Massachusetts; Springfield, Massachusetts; Heath, Ohio; and Kent, Washington. We continually review our NDT solutions for compliance with the requirements of industry specification standards and the Nadcap special processes quality requirements. However, if we fail to maintain our ISO or Nadcap certifications, our business may be harmed because our customers generally require that we have ISO and Nadcap certification before they purchase our NDT solutions.

Risks Related to Our Common Stock and this Offering

We expect our quarterly revenues and operating results to fluctuate. If we fail to meet the expectations of market analysts or investors, the market price of our common stock could decline substantially.

Our quarterly operating results have fluctuated in the past and are expected to do so in the future. Accordingly, we believe that period-to-period comparisons of our results of operations may be misleading. You should not rely upon the results of one quarter as an indication of future performance. Our revenues and operating results may fall below the expectations of securities analysts or investors in any future period. Our failure to meet these expectations would likely cause the market price of our common stock to decline, perhaps substantially.

Our quarterly revenues and operating results may vary depending on a number of factors, including:

•	revenue volume during the period;

•	demand for and acceptance of our NDT solutions;

•	delays in the implementation and delivery of our NDT solutions, which may impact the timing of our recognition of revenues;

•	delays or reductions in spending for NDT solutions by our customers and potential customers;

•	the long lead time associated with securing new customer contracts;

•	the termination of existing customer contracts;

•	development of new relationships and maintenance and enhancement of existing relationships with customers and strategic partners;

•	changes in pricing for NDT solutions;

•	effects of recent acquisitions;

•	fluctuations in currency exchange rates;

•	changes in the price or availability of materials used in our services; and

•	increased expenditures for sales and marketing, software development and other corporate activities.

We currently have no plans to pay dividends on our common stock.

We have not declared or paid any cash dividends on our common stock to date, and we do not anticipate declaring or paying any dividends on our common stock in the foreseeable future. We currently intend to retain all available funds and any future earnings for use in the development, operation and growth of our business. In addition, our credit agreement prohibits us from paying dividends and future loan agreements may also prohibit the payment of dividends. Any future determination relating to our dividend policy will be at the discretion of our board of directors and will depend on our results of operations, financial condition, capital requirements, business opportunities, contractual restrictions and other factors deemed relevant. To the extent we do not pay dividends on our common stock, investors must look solely to stock appreciation for a return on their investment.

There is no existing market for our common stock, and a trading market that will provide you with adequate liquidity may not develop. The price of our common stock may fluctuate significantly, and you could lose all or part of your investment.

Prior to this offering, there has been no public market for our common stock. We cannot predict the extent to which investor interest will lead to the development of an active and liquid trading market in our common stock on the New York Stock Exchange or otherwise. If an active and liquid trading market does not develop, you may have difficulty selling any of our common stock.

The initial public offering price for the shares will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of the common stock on the New York Stock Exchange after the offering. The market price of our common stock may decline below the initial public offering price. The market price of our common stock may also be influenced by many factors, some of which are beyond our control, including:

•	our quarterly or annual earnings or those of other companies in our industry;

•	announcements by us or our competitors of significant contracts or acquisitions;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	general economic and stock market conditions;

•	the failure of securities analysts to cover our common stock after this offering or changes in financial estimates by analysts;

•	future sales of our common stock; and

•	the other factors described in this Risk Factors section.

The stock markets have generally experienced extreme price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including those in our industry. These changes frequently appear to occur without regard to the operating performance of these companies. The price of our common stock could fluctuate for reasons that have little or nothing to do with our company, and these fluctuations could materially reduce our stock price.

In the past, some companies that have had volatile market prices for their securities have been subject to class action or derivative lawsuits. The filing of a lawsuit against us, regardless of the outcome, could have a material adverse effect on our business, financial condition and results of operations, as it could result in substantial legal costs and a diversion of our management’s attention and resources.

Shares eligible for future sale may cause the market price for our common stock to decline even if our business is doing well.

Future sales by us or by our existing stockholders of substantial amounts of our common stock in the public market, or the perception that these sales may occur, could cause the market price of our common stock to decline. This could also impair our ability to raise additional capital in the future through the sale of our equity securities. Under our second amended and restated certificate of incorporation that will be in effect upon the completion of this offering, we are authorized to issue up to           shares of common stock, of which           shares of common stock will be outstanding following this offering. Of these shares, the shares of common stock sold in this offering will be freely transferable without restriction or further registration under the Securities Act of 1933, as amended (Securities Act), by persons other than “affiliates,” as that term is defined in Rule 144 under the Securities Act. In addition,           shares of common stock will become freely tradeable immediately upon the termination of the lock-up agreements described below and an additional           shares of common stock will become freely tradeable thereafter, assuming no exercise of any outstanding warrants or options as of          . Certain of our stockholders will be able to cause us to register common stock that they own under the Securities Act pursuant to registration rights that are described in “Certain Relationships and Related Transactions — Registration Rights.” We also intend to register all shares of common stock that we may issue under our 2008 Long-Term Incentive Plan.

Our executive officers and directors and certain of our stockholders have entered into lock-up agreements described under the caption “Underwriting,” pursuant to which they have agreed, subject to certain exceptions and extensions, not to sell or transfer, directly or indirectly, any shares of our common stock for a period of 180 days from the date of this prospectus or to exercise registration rights during such period with respect to such shares. However, after the lock-up period expires, or if the lock-up restrictions are waived by the representatives, such persons will be able to sell their shares and exercise registration rights to cause them to be registered. We cannot predict the size of future issuances of our common stock or the effect, if any, that future sales and issuances of shares of our common stock, or the perception of such sales or issuances, would have on the market price of our common stock. See “Shares Eligible for Future Sale.”

We have not determined any specific use for a significant portion of the proceeds from this offering and we may use the proceeds in ways with which you may not agree.

Our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that may not improve our financial condition and results of operations or increase our stock price. See “Use of Proceeds.”

Purchasers of common stock will experience immediate and substantial dilution.

Based on the initial public offering price of $      per share (the midpoint of the price range shown on the cover page of this prospectus), purchasers of our common stock in this offering will experience an immediate and substantial dilution in the net tangible book value per share of common stock of $      per share from the offering price. Investors purchasing common stock in this offering will contribute approximately     % of the total amount invested by stockholders since inception, but will only own approximately     % of the shares of common stock outstanding. In addition, following this offering we will also have a significant number of outstanding warrants and options to purchase our common stock, with the options having exercise prices significantly below the initial public offering price of our common stock. You will incur further dilution if outstanding options or warrants to purchase common stock are exercised. In addition, our second amended and restated certificate of incorporation that will be in effect upon the completion of this offering allows us to issue significant numbers of additional shares, including shares that may be issued under our 2008 Long-Term Incentive Plan, which could result in further dilution to purchasers of our common stock in this offering.

Provisions of our charter, bylaws and of Delaware law, as well as some of our employment arrangements, could discourage, delay or prevent a change of control of our company, which may adversely affect the market price of our common stock.

Certain provisions of our second amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon the completion of this offering could discourage, delay or prevent a merger, acquisition, or other change of control that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions also could limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. Stockholders who wish to participate in these transactions may not have the opportunity to do so. Furthermore, these provisions could prevent or frustrate attempts by our stockholders to replace or remove our management. These provisions:

•	allow the authorized number of directors to be changed only by resolution of our board of directors;

•	require that vacancies on the board of directors, including newly created directorships, be filled only by a majority vote of directors then in office;

•	authorize our board of directors to issue, without stockholder approval, preferred stock that, if issued, could operate as a “poison pill” to dilute the stock ownership of a potential hostile acquiror to prevent an acquisition that is not approved by our board of directors;

•	require that stockholder actions must be effected at a duly called stockholder meeting by prohibiting stockholder action by written consent;

•	prohibit cumulative voting in the election of directors, which would otherwise allow holders of less than a plurality of stock to elect some directors; and

•	establish advance notice requirements for stockholder nominations to our board of directors or for stockholder proposals that can be acted on at stockholder meetings and limit the right to call special meetings of stockholders to the Chairman of the Board, the Chief Executive Officer, the board of directors acting pursuant to a resolution adopted by a majority of directors or the Secretary upon the written request of stockholders entitled to cast not less than 35% of all the votes entitled to be cast at such meeting.

Some of our employment arrangements and stock option agreements provide for severance payments and accelerated vesting of benefits, including accelerated vesting of restricted stock and options, upon a change of control. This offering will not constitute a change of control under such agreements. These provisions may discourage or prevent a change of control.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which may, unless certain criteria are met, prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a prescribed period of time.

Being a public company will increase our administrative workload and expenses.

As a public company with common stock listed on the New York Stock Exchange, we will need to comply with new laws, regulations and requirements, including certain provisions of the Sarbanes-Oxley Act of 2002, related regulations of the Securities and Exchange Commission (SEC) and the requirements of the New York Stock Exchange, which we are not required to comply with as a private company. Complying with these statutes, regulations and requirements will occupy a significant amount of time of our board of directors and management. The hiring of additional personnel to handle these responsibilities will increase our operating costs. We expect we will need to:

•	institute a more comprehensive compliance function;

•	design, establish, evaluate and maintain a system of internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC and the Public Company Accounting Oversight Board;

•	prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws;

•	establish new internal policies, such as those relating to disclosure controls and procedures and insider trading;

•	involve and retain to a greater degree outside counsel and accountants in the above activities; and

•	establish and maintain an investor relations function, including the provision of certain information on our website.

In addition, we expect that being a public company subject to these rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified executive officers and qualified members of our board of directors, particularly to serve on our audit and compensation committees.

Our internal controls over financial reporting do not currently meet the standards required by Section 404 of the Sarbanes-Oxley Act, and failure to achieve and maintain effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.

Our internal controls over financial reporting do not currently meet the standards required by Section 404 of the Sarbanes-Oxley Act, standards that we will be required to meet in the course of preparing our 2010 annual report on Form 10-K. We do not currently have comprehensive documentation of our internal controls, nor do we document or test our compliance with these controls on a periodic basis in accordance with Section 404 of the Sarbanes-Oxley Act. Furthermore, we have not tested our internal controls in accordance with Section 404 and, due to our lack of documentation, such a test would not be possible to perform at this time.

We are in the early stages of addressing our internal controls procedures to satisfy the requirements of Section 404, which requires an annual management assessment of the effectiveness of our internal controls over financial reporting. If, as a public company, we are not able to timely or adequately implement the requirements of Section 404, our independent registered public accounting firm may not be able to attest to the adequacy of our internal controls over financial reporting. If we are unable to maintain adequate internal controls over financial reporting, we may be unable to report our financial information on a timely basis, may suffer adverse regulatory consequences or violations of applicable stock exchange listing rules and may breach the covenants under our credit facilities. There could also be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements.

In addition, we expect to incur incremental costs in order to improve our internal controls over financial reporting and comply with Section 404, including increased auditing and legal fees and costs associated with hiring additional accounting and administrative staff. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview.”

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” When used in this prospectus, the words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “would,” and similar expressions identify forward-looking statements. Although we believe that our plans, intentions and expectations reflected in any forward-looking statements are reasonable, these plans, intentions or expectations are based on assumptions, are subject to risks and uncertainties and may not be achieved. Our actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained in this prospectus. Important factors that could cause actual results to differ materially from our forward-looking statements are set forth in this prospectus, including under the heading “Risk Factors.” Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this prospectus. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this prospectus. These statements include, among other things, statements relating to:

•	our evaluation of the history and the dynamics supporting the demand and growth in the NDT solutions market;

•	estimates of market sizes and anticipated uses of our NDT solutions;

•	our business strategy and our underlying assumptions about data and trends in the markets for NDT;

•	our ability to market, commercialize and achieve market acceptance for our NDT solutions;

•	our estimates regarding future revenues, expenses, capital requirements, liquidity, the sufficiency of our cash resources and our needs for additional financing;

•	our anticipated use of the proceeds of this offering;

•	our ability to protect our intellectual property and operate our business without infringing upon the intellectual property rights of others; and

•	management’s goals, expectations and objectives and other similar expressions concerning matters that are not historical facts.

Actual events, results and outcomes may differ materially from our expectations due to a variety of factors. Although it is not possible to identify all of these factors, they include, among others, the following:

•	loss of or reduction in business with a significant customer;

•	an accident or incident involving our NDT solutions;

•	catastrophic events that cause disruptions to disrupt our business or the business of our customers;

•	material weaknesses in our internal controls;

•	our ability to attract and retain trained engineers, scientists and other highly skilled workers as well as members of senior management;

•	actions of our competitors;

•	our dependence on customers in the oil and gas industry; and

•	the timing, size and integration success of potential future acquisitions.

Potential investors are urged to carefully consider these factors and the other factors described under “Risk Factors” in evaluating any forward-looking statements and are cautioned not to place undue reliance on these forward-looking statements. Except as required by applicable law, we undertake no obligation to publicly update any forward-looking statements or to update the reasons actual results could differ materially from those anticipated in any forward-looking statements, even if new information becomes available in the future.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of our common stock in this offering, based on the initial public offering price of $      per share (the midpoint of the price range shown on the cover page of this prospectus), will be approximately $      , or $      if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We plan to use these net proceeds for general corporate purposes, including working capital and possible acquisitions. We have no present understandings, commitments or agreements to acquire any businesses or technologies. We will not receive any proceeds from the sale of shares by the selling stockholders.

We have not yet determined the amount of our remaining net proceeds to be used specifically for any of the foregoing purposes. Accordingly, management will have flexibility in applying our remaining net proceeds of this offering. Pending their use, we intend to invest our net proceeds from this offering in short-term, investment grade, interest-bearing instruments.

DIVIDEND POLICY

We have never paid or declared any cash dividends on our common stock. We currently intend to retain all available funds and any future earnings to fund the development and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements and other factors that our board of directors deems relevant. The terms of our current credit agreement with Bank of America, N.A. and JPMorgan Chase Bank, N.A. preclude us, and the terms of any future debt or credit facility may also preclude us, from paying dividends.

CAPITALIZATION

The following table sets forth (1) our cash and cash equivalents and (2) our capitalization as of May 31, 2008:

•	on an actual basis;

•	on a pro forma basis to reflect the conversion of all of our outstanding preferred stock into shares of our common stock upon the completion of this offering, a
-for- stock split of our common stock and the effectiveness of our second amended and restated certificate of incorporation that will be effective upon completion of this offering, as if such transactions occurred on May 31, 2008; and

•	on a pro forma as adjusted basis to further reflect the sale of shares of common stock by us in this offering at the initial public offering price of $ per share (the midpoint of the price range shown on the cover page of this prospectus).

For purposes of the pro forma as adjusted column of the capitalization table below, we have assumed the net proceeds from this offering will be $      million after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

In addition, the table excludes the following:

•	shares of common stock issuable upon the exercise of stock options outstanding as of May 31, 2008 at a weighted average exercise price of $ per share; and

•	shares of common stock reserved for future awards under the 2008 Long-Term Incentive Plan.

This table should be read in conjunction with our audited consolidated financial statements, including the notes thereto, “Use of Proceeds,” “Selected Historical Consolidated Financial Information,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” all included elsewhere in this prospectus.

	As of May 31, 2008
			Pro Forma
	Actual	Pro Forma	as Adjusted
	(Dollars in thousands)

Cash and cash equivalents	$3,555

Total long-term debt, including current portion	$48,270
Obligations under capital leases, including current portion	11,842

Total debt	60,112

Convertible redeemable preferred stock	63,869

Stockholders’ (deficit) equity:
Common stock; $0.01 par value per share (actual: 2,000,000 shares authorized and 1,000,000 shares issued and outstanding; pro forma : shares authorized and shares issued and outstanding; pro forma as adjusted : shares authorized and shares issued and outstanding)	10
Additional paid-in capital	845
Accumulated deficit	(25,728)
Accumulated other comprehensive income	398

Total stockholders’ (deficit) equity	(24,475)

Total capitalization	$99,506

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock immediately after the completion of this offering. Dilution results from the fact that the per share offering price of the common stock is substantially in excess of the book value per share attributable to the existing stockholders for the presently outstanding stock.

As of May 31, 2008, our net tangible book deficit was approximately $64.7 million, or approximately $      per share. Net tangible book deficit per share represents the amount of total tangible assets less our total liabilities, including our preferred stock, divided by the number of shares outstanding. On a pro forma basis, after giving effect to the conversion of           shares of our preferred stock into           shares of our common stock and a  -for-   stock split of our common stock, and excluding proceeds from this offering, our pro forma net tangible book value as of May 31, 2008 would have been approximately $      million, or $      per share.

On a pro forma as adjusted basis, after giving further effect to the sale of           shares of common stock in this offering at the initial public offering price of $      per share (the midpoint of the price range shown on the cover page of this prospectus) and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of May 31, 2008 would have been approximately $      million, or $      per share. This represents an immediate increase in pro forma net tangible book value from this offering of $      per share to our existing stockholders and an immediate dilution of $      per share to new investors purchasing common stock in this offering.

The following table illustrates this dilution to new investors on a per share basis:

Assumed initial public offering price		$
Pro forma net tangible book value per share as of , 2008	$
Increase in pro forma net tangible book value per share attributable to investors purchasing shares in this offering

Pro forma net tangible book value per share after this offering

Dilution in pro forma net tangible book value per share to investors in this offering		$

The following table summarizes, as of May 31, 2008, the differences between the number of shares of common stock owned by existing stockholders and the number to be owned by new public investors, the aggregate cash consideration paid to us after deducting underwriting discounts and estimated offering expenses payable by us and the average price per share paid by our existing stockholders and to be paid by new public investors purchasing shares of common stock in this offering at the initial public offering price of $      per share (the midpoint of the price range shown on the cover page of this prospectus).

	Shares Purchased(1)			Total Consideration			Average Price
	Number	Percent		Amount	Percent		per Share

Existing stockholders(1)			%	$		%	$
New public investors

Total		100.0%		$	100.0%

(1)	The number of shares disclosed for the existing stockholders includes shares being sold by the selling stockholders in this offering. The number of shares disclosed for the new investors does not include the shares being purchased by the new investors from the selling stockholders in this offering.

The discussion and tables above assume no exercise of the underwriters’ over-allotment option. If the underwriters exercise their over-allotment option in full, the number of shares of common stock held by new

investors will increase to approximately           shares, or approximately     % of the total number of shares of our common stock to be outstanding after this offering, our existing stockholders would own approximately     % of the total number of shares of our common stock to be outstanding after this offering, the pro forma as adjusted net tangible book value per share of common stock would be approximately $      and the dilution in pro forma as adjusted net tangible book value per share of common stock to new investors would be $     .

In addition, the above discussion and tables assume no exercise of stock options.

As of May 31, 2008, we had outstanding options to purchase a total of           shares of common stock at a weighted average exercise price of $      per share. If all of these outstanding options had been exercised as of May 31, 2008, our pro forma net tangible book value would have been $      per share of common stock, pro forma as adjusted net tangible book value after this offering would be $      per share of common stock and dilution in pro forma as adjusted net tangible book value to investors in this offering would be $      per share of common stock.

In addition, if all of these outstanding options as of May 31, 2008 were exercised, on an as adjusted basis after deducting underwriting discounts and estimated offering expenses payable by us, (i) existing stockholders would have purchased           shares representing     % of the total shares for $     , or approximately     % of the total consideration paid, with an average price per share of $      and (ii)            shares purchased by new stockholders in this offering would represent approximately     % of total shares for approximately $     , or approximately     % of the total consideration paid.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

The following tables set forth our selected historical consolidated financial data for the periods indicated. The selected statement of operations and cash flow data for fiscal 2008, 2007 and 2006 and the selected balance sheet data as of May 31, 2008 and 2007 have been derived from our audited financial statements and related notes thereto included elsewhere in this prospectus. The statement of operations and cash flow data for fiscal 2005 and the selected balance sheet data as of May 31, 2005 have been derived from our audited financial statements not included in this prospectus. The statement of operations and cash flow data for fiscal 2004 and the selected balance sheet data as of May 31, 2004 have been derived from our unaudited financial statements not included in this prospectus.

The information presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited and unaudited financial statements and the notes thereto included elsewhere in this prospectus.

	Fiscal
	2008	2007	2006	2005	2004
	(Dollars in thousands, except per share data)

Statement of Operations Data:
Revenues	$152,268	$122,241	$93,741	$80,813	$65,271
Cost of revenues	90,990	75,702	55,908	51,426	32,466
Depreciation	6,847	4,666	3,013	2,947	1,594

Gross profit	54,431	41,873	34,820	26,440	31,211
Selling, general and administrative expenses	32,463	26,408	24,748	20,994	24,031
Research and engineering expenses	1,034	703	660	1,029	1,050
Depreciation and amortization	4,576	4,025	4,165	3,988	3,699

Income from operations	16,358	10,737	5,247	429	2,431
Interest expense	3,531	4,482	4,225	4,589	3,021
Loss on extinguishment of long-term debt	—	460	—	—	—

Income (loss) before provision for (benefit from) income taxes and minority interest	12,827	5,795	1,022	(4,160)	(590)
Provision for (benefits from) income taxes	5,380	208	503	(71)	(627)

Income (loss) before minority interest	7,447	5,587	519	(4,089)	37
Minority interest, net of taxes	(8)	(199)	(17)	16	(60)

Net income (loss)	7,439	5,388	502	(4,073)	(23)
Accretion of preferred stock	(32,872)	(3,520)	(2,922)	(2,062)	(1,630)

Net (loss) income available to common stockholders	$(25,433)	$1,868	$(2,420)	$(6,135)	$(1,653)

Weighted average number of common shares outstanding
Basic	1,000,000	991,348	977,115	965,577	955,217
Diluted	1,000,000	1,007,803	977,115	965,577	955,217
(Loss) earnings per common share:
Basic	$(25.43)	$1.88	$2.48	$(6.35)	$(1.74)
Diluted	$(25.43)	$1.85	$2.48	$(6.35)	$(1.74)
Pro forma diluted earnings (loss) per common share(1)	$4.82	$3.56	$0.35	$(3.22)	$(0.02)
Other Financial Data:
Net cash provided by (used in) operating activities	$12,851	$14,006	$6,208	$3,024	$(509)
Net cash used in investing activities	$(19,446)	$(4,259)	$(2,387)	$(3,193)	$(4,710)
Net cash provided by (used in) financing activities	$6,320	$(8,122)	$(2,654)	$(183)	$5,596
EBITDA(2)	$27,773	$18,769	$12,408	$7,380	$7,664

	As of the End of Fiscal
	2008	2007	2006	2005	2004
	(Dollars in thousands)

Balance Sheet Data:
Cash and cash equivalents	$3,555	$3,767	$1,976	$700	$917
Total assets	$119,822	$79,885	$74,425	$71,149	$70,593
Total long-term debt, including current portion	$48,270	$25,403	$29,668	$38,622	$38,017
Obligations under capital leases, including current portion	$11,842	$9,970	$8,275	$7,283	$3,004
Convertible redeemable preferred stock	$63,869	$30,995	$26,575	$15,623	$13,561
Total stockholders’ (deficit) equity	$(24,475)	$903	$(1,326)	$1,113	$6,967

(1)	Pro forma diluted (loss) earnings per common share gives effect to the assumed conversion of our preferred stock for all periods presented. It is computed by dividing net income by the pro forma number of weighted average shares outstanding used in the calculation of diluted earnings (loss) per share, but after assuming conversion of our preferred stock and exercise of any diluted stock options. The calculation for this, as well as our basic and diluted (loss) earnings per common share, follows:

	Fiscal
	2008	2007	2006	2005	2004
	(In thousands, except share and per share data)

Basic (loss) earnings per common share:
Numerator:
Net (loss) income available to common stockholders	$(25,433)	$1,868	$(2,420)	$(6,135)	$(1,653)

Denominator:
Weighted average common shares outstanding	1,000,000	991,348	977,115	965,577	955,217

Basic (loss) earnings per common share	$(25.43)	$1.88	$(2.48)	$(6.35)	$(1.74)

Diluted (loss) earning per common share:*
Numerator
Net (loss) income available to common stockholders	$(25,433)	$1,868	$(2,420)	$(6,135)	$(1,653)

Denominator:
Weighted average common shares outstanding	1,000,000	991,348	977,115	965,577	955,217
Common stock equivalents of outstanding stock options	—	16,455	—	—	—

Total shares	1,000,000	1,007,803	977,115	965,577	955,217

Diluted (loss) earnings per common share	$(25.43)	$1.85	$(2.48)	$(6.35)	$(1.74)

*Inclusion of certain stock options and conversion of preferred shares would be anti-dilutive.

	Fiscal
	2008	2007	2006	2005	2004
	(In thousands, except share and per share data)

Pro forma diluted earnings (loss) per common share:
Numerator:
Net income (loss)	$7,439	$5,388	$502	$(4,073)	$(23)

Denominator:
Weighted average common shares outstanding	1,000,000	991,348	977,115	965,577	955,217
Common stock equivalents of outstanding stock options	22,968	16,455	21,721	—	10,450
Common stock equivalents of conversion of preferred shares	519,906	503,829	420,067	298,701	236,677

Total shares	1,542,874	1,511,632	1,418,903	1,264,278	1,202,343

Pro forma diluted earnings (loss) per common share	$4.82	$3.56	$0.35	$(3.22)	$(0.02)

(2)	EBITDA, a performance measure used by management, is defined in this prospectus as net income plus: interest expense, provision for income taxes and depreciation and amortization, as shown in the table on page 10. In this prospectus, EBITDA is not adjusted to exclude the non-cash loss on extinguishment of long-term debt of $0.5 million that we incurred in fiscal 2007.

Our management uses EBITDA as a measure of operating performance to assist in comparing performance from period to period on a consistent basis, as a measure for planning and forecasting overall expectations and for evaluating actual results against such expectations, and as a performance evaluation metric off which to base executive and employee incentive compensation programs.

We believe investors and other external users of our financial statements benefit from the presentation of EBITDA in evaluating our operating performance because it provides them with an additional tool to compare our operating performance on a consistent basis by removing the impact of certain items that management believes do not directly reflect our core operations. For instance, EBITDA generally excludes interest expense, taxes and depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and the book value and age of assets, capital structure, capital investment cycles and the method by which assets were acquired.

Although EBITDA is widely used by investors and securities analysts in their evaluations of companies, you should not consider it either in isolation or as a substitute for analyzing our results as reported under U.S. generally accepted accounting principles (GAAP). EBITDA is generally limited as an analytical tool because it excludes, among other things, the statement of operations impact of depreciation and amortization, interest expense and the provision for income taxes and therefore does not necessarily represent an accurate measure of profitability, particularly in situations where a company is highly leveraged or has a disadvantageous tax structure. As a result, EBITDA is of particularly limited value in evaluating our operating performance because (i) we use a significant amount of capital assets and depreciation and amortization expense is a necessary element of our costs and ability to generate revenue; (ii) we have a significant amount of debt and interest expense is a necessary element of our costs and ability to generate revenue; and (iii) we generally incur significant U.S. federal, state, and foreign income taxes each year and the provision for income taxes is a necessary element of our costs. EBITDA also does not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments, changes in, or cash requirements for, our working capital needs and all non-cash income or expense items that are reflected in our statements of cash flows. Furthermore, because EBITDA is not defined under GAAP, our definition of EBITDA may differ from, and therefore may not be comparable to, similarly titled measures used by other companies, thereby limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA should not be considered as the primary measure of our operating performance or as a measure of discretionary cash available to us to invest in the growth of our business. We strongly urge you to review the GAAP financial measures included in this prospectus, our consolidated financial statements, including the notes thereto and the other financial information contained in this prospectus, and not to rely on any single financial measure to evaluate our business.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion together with the financial statements and the notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements that are based on management’s current expectations, estimates and projections about our business and operations. The cautionary statements made in this prospectus should be read as applying to all related forward-looking statements wherever they appear in this prospectus. Our actual results may differ materially from those currently anticipated and expressed in such forward-looking statements as a result of a number of factors, including but not limited to those we discuss under “Risk Factors” and “Forward-Looking Statements.”

Overview

We are a leading global provider of proprietary, technology-enabled, NDT solutions used to evaluate the structural integrity of critical energy, industrial and public infrastructure. We combine the skill and experience of our certified technicians, engineers and scientists with our advanced enterprise software and other proprietary product offerings to deliver a comprehensive portfolio of solutions, ranging from routine NDT inspections to complex, plant-wide asset integrity assessment and management solutions. Our enterprise software is at the core of this portfolio because it enables us to integrate all of the NDT solutions we offer. These solutions enhance our customers’ ability to extend the useful life of their assets, increase productivity, minimize repair costs, comply with governmental safety and environmental regulations and, critically, avoid catastrophic disasters. Given the role our services play in ensuring the safe and efficient operation of infrastructure, we have historically provided a majority of our services to our customers on a regular, recurring basis. We serve a global customer base, including companies in the oil and gas, fossil and nuclear power generation and transmission, public infrastructure, chemicals, aerospace and defense, transportation, primary metals and metalworking, pharmaceuticals and food processing industries. During fiscal 2008, we provided our NDT solutions to approximately 4,000 customers. As of August 15, 2008, we had approximately 1,600 employees in 60 offices across 15 countries, through which we have established long-term relationships as a critical solutions provider to many of the leading companies in our target markets. Our current principal market is the oil and gas industry, which accounted for approximately 50%, 52% and 49% of our revenues for fiscal 2008, 2007 and 2006, respectively.

During the last three fiscal years, we have principally focused on introducing our advanced NDT solutions to our customers using proprietary, technology-enabled software and testing instruments, including those developed by our Products group. During this period, the demand for outsourced NDT solutions has, in general, increased, creating demand from which our entire industry has benefited. We have experienced compounded annual revenue growth of 23.5% over the last three fiscal years, including the impact of acquisitions. During the same period, revenues from our customers in the oil and gas market, historically our largest target market, had a compounded annual growth rate (CAGR) of 26.7% and revenues from our customers in the fossil and nuclear power generation and transmission market had a CAGR of 41.8%, the highest growth rate of all our target markets. All of our other target markets, which include aerospace and infrastructure, collectively had a CAGR of 13.9%. With a few exceptions, we believe further growth can be realized in all of our target markets. Concurrent with this growth, we have worked to build our infrastructure to profitably absorb additional growth and have made a number of small acquisitions in an effort to leverage our fixed costs, grow our base of experienced personnel, expand our technical capabilities and increase our geographical reach.

Since inception, we have increased our capabilities and the size of our customer base through the development of applied technologies, organic growth and the successful integration of acquired companies. Although representing a small percentage of our revenue growth in the periods presented, these acquisitions have provided us with additional products, technologies and resources that have allowed us to build sustainable competitive advantages over our competition. We have accelerated our acquisition activity in fiscal 2008, which we believe will further add to our growth.

In connection with our review of our financial results for fiscal 2008 and 2007, we and our independent registered public accounting firm reported to our Board of Directors two material weaknesses in our internal controls over financial reporting. We are executing a plan to remediate the material weaknesses by implementing additional formal policies and procedures, increasing management review and oversight over the financial statement closing and reporting processes and hiring additional accounting personnel. We believe we have made progress in addressing these material weaknesses and expect to complete the remediation in the next year. We do not expect the costs of remediating the material weaknesses to be material.

Basis of Presentation

Consolidated Results of Operations

Segment Definition

Although we often offer an integrated suite of NDT solutions incorporating services, software and other products, our Chief Executive Officer currently utilizes three segments to assess the performance of our business. The three segments are:

•	Services. This segment provides our NDT services in North and Central America with the largest concentration in the United States.

•	Software and Products. This segment designs, manufactures, sells, installs and services software and other products, including equipment and instrumentation, predominantly in the United States.

•	International. This segment offers services, software and products similar to those of our other segments to global markets, principally in Europe, the Middle East, Africa, Asia and South America, but not to customers in China and South Korea, which are served by our Software and Products segment.

We provide general corporate services, including accounting, audit, contract management and human resources management, to our segments, and report certain intersegment transactions as corporate and eliminations. There is no allocation of corporate general and administrative expenses to our segments.

Segment income from operations is determined based on internal performance measures used by our Chief Executive Officer to assess the performance of each business in a given period and to make decisions as to resource allocations. In connection with that assessment, the Chief Executive Officer may exclude matters such as certain acquisition-related charges and balances, certain gains and losses from dispositions, stock compensation expense, litigation settlements or other charges.

Statement of Operations Overview

The following describes certain line items in our statement of operations and some of the factors that affect our operating results.

Revenues

Our revenues are generated by sales of our services, software and other products. The majority of our revenues are derived under time-and-materials contracts for specified NDT services on a project-by-project basis. The duration of our projects vary depending on their scope. Some of our projects last from a few weeks to a few months, but the more significant projects can last for more than a year and can require long-term deployment of substantial personnel, equipment and resources. The start date of our projects can be postponed or delayed and the duration of our projects can be shortened or increased due to a variety of factors beyond our control. In addition to the timing of these projects and the seasonality of our business, the amount and origination of our revenues often vary from period to period. A percentage of our revenues is usually attributable to recurring work from our existing customers. Although our top ten customers are responsible for a large percentage of our revenues, we generate our revenues from most of these customers by providing NDT solutions to numerous of their business locations. We believe decisions regarding the purchase of our solutions by these customers are made on a location-by-location basis. Also included in our revenues are software license fees and product sales, as well as an estimate for any sales returns and customer allowances. Revenues under our time-and-materials services contracts are based on the hours of service we provide our customers at negotiated rates, plus any actual costs of materials and other direct expenses that we incur on the project, with little or no mark-up. Because these expenses, such as travel and lodging or subcontracted services, can change significantly from project to project, changes in our revenues may not be indicative of business trends.

Cost of revenues

Our cost of revenues includes our direct compensation and related benefits to support our sales, together with reimbursable costs, materials consumed or used in manufacturing our products and certain overhead costs, such as non-billable time, equipment rentals, fringe benefits and repair and maintenance.

Depreciation included in gross profit

Our depreciation represents the expense charge for our capitalized assets. Depending on the nature of the original item capitalized, these depreciation expenses are reported in one of two places in our statement of operations. Depreciation used in determining gross profit is directly related to our revenues and primarily relates to depreciation of the manufacturing portion of our corporate headquarters and of equipment used for the production of our NDT solutions. Other depreciation is included in deriving our income from operations and is discussed below.

Gross profit

Our gross profit equals our revenues less our cost of revenues and attributed depreciation. Our gross profit, both in absolute dollars and as a percentage of revenues, can vary based on our volume, sales mix, actual manufacturing costs and our utilization of labor. As a result, gross profit may vary from quarter to quarter. For instance, our gross profit can decline during holiday periods when we incur labor costs without any corresponding revenues. Under our time-and-materials contracts, we negotiate hourly billing rates and charge our clients based on the actual time that we expend on a project. Our profit margins on time-and-materials contracts fluctuate based on actual labor and overhead costs that we directly charge or allocate to contracts compared to negotiated billing rates.

In recent years, there has been an increasing demand for NDT solutions and a limited supply of certified technicians. Accordingly, we have experienced increases in our cost of labor in our Services segment. The customers of our Services segment are aware of these supply constraints and generally have, to some extent, accepted corresponding price increases for our NDT services. We are uncertain whether our ability to increase prices for our NDT services will continue. In our Software and Products segment, our ability to increase prices for any NDT software or product to offset associated cost increases is based principally on the extent to which its incorporates our proprietary technology. We believe our efforts to develop and offer our customers value-added proprietary solutions instead of commodity-type products help us, in part, to resist margin erosion. Our International segment offers services, software and products similar to those of our other segments, so our ability to increase prices in this segment as costs increase is determined by the same factors affecting the pricing of our other segments, and the relative mix of services, software and products it provides in the applicable period.

Selling, general and administrative expenses

Our selling, general and administrative expenses are comprised primarily of expenses of our sales and marketing operations, field location administrative costs and our corporate headquarters related to our executive, general management, finance, accounting and administrative functions and legal fees and expenses. These costs can vary based on our volume of business or as expenses are incurred to support corporate activities and initiatives such as training. The largest single category is salaries and related costs. In the near term, we expect these expenses to increase as we support the growth of our business and expand our sales and marketing efforts, improve our information processes and systems and implement the financial reporting, compliance and other infrastructure required for a public company. We also expect that our selling, general and administrative expenses will decline as a percentage of our revenues, particularly over the long term.

Research and engineering

Research and engineering expense consists primarily of engineering salaries and personnel-related costs and the cost of products, materials and outside services used in our process and product development activities primarily in our Software and Products segment. Other research and development is conducted in our Services segments by various billable personnel and our management on a collaborative basis. These costs are not separated and are included in cost of revenues. Specific development costs on software are capitalized and amortized in our depreciation and amortization included in our income from operations. From time-to-time, we receive minor grants or contracts for paid research which are recorded in our revenues with the related costs included in cost of revenues. We expect to continue our investment in research and engineering activities and anticipate that our associated expense will increase in absolute terms in the future as we hire additional personnel and increase research and engineering activity. However, as a percentage of revenues, we expect research and engineering expense to decline over time.

Depreciation and amortization included in income from operations

Our depreciation and amortization used in deriving our income from operations represents the expense charge for our capitalized assets, and primarily relates to buildings and improvements, including our corporate headquarters, office furniture, equipment, or intangibles acquired as part of our acquisitions of other businesses. These intangible assets include, but are not limited to, non-competition agreements, customer lists and trade names. To the extent we ascribe value to identifiable intangible assets that have finite lives, we amortize those values over the estimated useful lives of those assets. Such amortization expense, although non-cash in the period expensed, directly impacts our results of operations. It is difficult to predict with any precision the amount of expense we may record relating to acquired intangible assets. Because many of the intangible assets we acquire are short-lived intangible assets, we would expect to see higher amortization expense in the first 12 to 18 months after an acquisition has been consummated.

Income from operations

Our income from operations is our gross profit less our selling, general and administrative expenses, research and engineering and depreciation and amortization included in income from operations. We refer to our income from operations as a percentage of our revenues as our operating margin.

Interest expense

Our interest expense consists primarily of interest paid to our lenders under our credit agreement. Also included is the interest incurred on our capital leases and on subordinated notes issued as part of our acquisitions. We adjust the interest differential on our interest rate swap quarterly to reflect the difference from our current borrowing rate to the notional amount of our interest rate swap contracts.

Income taxes

Income tax expense varies as a function of income before income tax expense and permanent non-tax deductible expenses, such as certain amounts of meals and entertainment expense, valuation allowance requirements and other permanent differences. Prior to fiscal 2007, we had net operating loss carryforwards (NOLs) for federal and state purposes, but as a result of our pre-tax income in fiscal 2007, we used a majority of these NOLs. As of May 31, 2008 we had $2.3 million of NOLs available to offset state taxable income in future years. These state NOLs will expire, if not utilized, at varying dates beginning in 2011 depending on the laws of each state and we have provided a valuation reserve of $0.2 million. Our effective income tax rate will be subject to many variables, including the absolute amount and future geographic distribution of our pre-tax income. We also plan to continue our acquisition strategy, and, as such, we anticipate that there will be variability in our effective tax rate from quarter to quarter and year to year, especially to the extent that our permanent differences increase or decrease. As a result of any of these factors, our future effective income tax rate may fluctuate significantly over the next few years.

Minority interest, net of taxes

Our minority interest represented the minority interest of other stockholders in our international subsidiaries, where 100% ownership is not permitted or de minimis local ownership is helpful for business purposes. For fiscal 2007 and 2006, this amount primarily consisted of the net income of Envirocoustics A.B.E.E., which we first consolidated in fiscal 2006. We acquired this entity on April 25, 2007.

Consolidated Results of Operations

Fiscal 2008, 2007 and 2006

Our revenues, gross profit, income from operations and net income for fiscal 2008, 2007 and 2006 were as follows:

	Fiscal
	2008	2007	2006
	(Dollars in thousands)

Revenues	$152,268	$122,241	$93,741

Gross profit	54,431	41,873	34,820

Gross margin%	35.7%	34.3%	37.1%

Income from operations	$16,358	$10,737	$5,247

Operating margin as percentage of revenues	10.7%	8.8%	5.6%

Interest expense	3,531	4,482	4,225
Loss on extinguishment of long-term debt	—	460	—

Income before provision for income taxes and minority interest	12,827	5,795	1,022
Provision for income taxes	5,380	208	503

Income before minority interest	7,447	5,587	519
Minority interest, net of taxes	(8)	(199)	(17)

Net income	$7,439	$5,388	$502

Net income as percentage of revenues	4.9%	4.4%	0.5%

Fiscal 2008 compared to Fiscal 2007

Revenues.  Revenues increased $30.0 million, or 24.6%, for fiscal 2008 compared to fiscal 2007 as a result of growth in all our segments. In fiscal 2008, the largest increase in our revenues was attributable to customers in the oil and gas market, which accounted for nearly 44.5% of our revenue growth. The remainder of the growth in our revenues was broadly distributed among customers in our other target markets, with the largest increases attributable to growth in revenues from customers in the fossil and nuclear power generation and transmission and chemicals markets. In fiscal 2008, we completed a significant number of projects for existing customers in the public infrastructure market. However, there was a small decrease in revenues from customers in this market in fiscal 2008 because we completed a significant new bridge project in fiscal 2007. The increase in fiscal 2008 revenues was largely driven by our Services segment, which represented $24.7 million of the total increase, and resulted primarily from an increase in the overall customer demand for NDT services, and revenue contributed from acquired businesses. We estimate that approximately 67% of our total revenue growth and 60% of our Services segment growth in fiscal 2008 was organic.

Gross profit.  Our gross profit for fiscal 2008 increased $12.6 million, or 30.0%, over fiscal 2007. As a percentage of revenues, our gross profit was 35.7% and 34.3% in fiscal 2008 and fiscal 2007, respectively. In dollar terms, the increase in our gross profit during our 2008 fiscal year was primarily the result of increased revenues and our raising prices to keep pace with escalating labor rates, partially offset by increased depreciation expense due to purchases of field test equipment and additional fleet vehicles to support our revenue growth. Our gross profit in fiscal 2008 also benefitted by 0.7% as the Company reduced its estimated accrual for workers compensation claims due to favorable claim experience for the recent year. As a percentage of revenues, depreciation expense included in gross profit for the years ended May 31, 2008 and 2007 were 4.5% and 3.8%, respectively.

Income from operations.  Our income from operations of $16.4 million in fiscal 2008 increased $5.6 million, or 52.4%, compared to fiscal 2007. As a percentage of revenues, for fiscal 2008, our income from operations was 10.7%, compared to 8.8% compared to fiscal 2007. This increase was a result of increased revenues and gross profit, offset by increases in selling, general and administrative expenses and depreciation and amortization. Our selling, general and administrative expenses included in the determination of income from operations for fiscal 2008 increased $6.1 million, or 22.9%, over fiscal 2007 due to additional infrastructure costs for several new locations obtained through acquisitions, increases to our international staff and increased audit costs. As a percentage of revenues, our selling, general and administrative expenses in fiscal 2008 were 21.3% compared to 21.6% in fiscal 2007.

Interest expense.  Interest expense was $3.5 million and $4.5 million during fiscal 2008 and 2007, respectively. In fiscal 2007, we paid $1.2 million of conditional interest in connection with a bank refinancing, which accounted for most of the $1.0 million decrease in interest expense. The decrease in interest expense was also due to lower market rates of interest in fiscal 2008, offset by the additional expense for an adjustment to our interest rate swaps during this period because the fixed rate on these swaps was higher than market rates during the period. In the last quarter of fiscal 2008 our interest also began to increase as a result of financing our acquisitions.

Loss on extinguishment of long-term debt.  The $0.5 million loss on the extinguishment of debt during fiscal 2007 related to the write-off of certain capitalized financing costs related to the refinancing of our debt through a new credit arrangement.

Income taxes.  Our effective income tax rate was 41.9% for fiscal 2008. For fiscal 2007, we had an effective rate of 3.6%. This increase was primarily as a result of releasing the deferred tax valuation allowances during fiscal 2007 and the higher international tax rates on the income of certain of our subsidiaries that we do not consolidate for tax purposes.

Net income.  Our net income for fiscal 2008 of $7.4 million, or 4.9% of our revenues, was $2.1 million greater than our net income for fiscal 2007, which was $5.4 million, or 4.4% of revenues. This 38.1% increase in net income was primarily as a result of the impact of higher revenues net of higher cost of revenues and operating costs on a percentage basis, lower interest expense and a higher provision for income taxes.

Fiscal 2007 compared to Fiscal 2006

Revenues.  Revenues increased $28.5 million, or 30.4%, for fiscal 2007 compared to fiscal 2006, which resulted from growth in all of our segments. In fiscal 2007, the largest increase in our revenues was attributable to customers in the oil and gas market, which accounted for approximately 63.5% percent of the growth, as a result of our providing our existing oil and gas customers different types of services, including our advanced NDT solutions. The next highest increase in revenues was attributable to customers in the fossil and nuclear power generation and transmission market, which accounted for 17.8% of the growth in our revenues. We also experienced strong growth in revenues attributable to customers in several of our other target markets, including the public infrastructure market. We estimate that $11.7 million of the increase in revenues for fiscal 2007 was attributable to orders from our largest customer, though this resulted from our provision of NDT solutions across numerous business locations of this customer and we believe decisions regarding the purchase of our solutions are made on a location-by-location basis. We experienced significant organic growth in most of our domestic and international locations, and estimate that organic growth accounted for approximately 85% of our total growth in revenues in fiscal 2007.

Gross profit.  Gross profit increased $7.1 million, or 20.3%, for fiscal 2007 as compared to fiscal 2006, which was a direct result of our higher revenues. As a percentage of revenues, our gross profit decreased to 34.3%

in fiscal 2007 from 37.1% in fiscal 2006 primarily as a result of two factors. First, revenue growth in our Services segment was greater than in our other segments. We generate lower margins on revenues from our Services segment than our other segments because of the relatively higher labor costs associated with our NDT services. In addition, certain costs on very large projects are passed on to customers at lower mark-ups above cost. In fiscal 2007, we also changed the estimated lives of certain fixed assets, which resulted in an incremental depreciation charge of $1.1 million, or 0.9% of revenues. This change in estimate was based on our evaluation of the actual useful lives of our equipment. Depreciation included in determining gross profit during fiscal 2007 was $4.7 million, or 3.8% of revenues, compared to $3.0 million, or 3.2% of revenues, in fiscal 2006.

Income from operations.  Our income from operations increased $5.5 million for fiscal 2007 as compared to fiscal 2006. As a percentage of revenues, our income from operations increased from 5.6% in fiscal 2006 to 8.8% in fiscal 2007. This increase over fiscal 2006 is primarily due to the impact of operating leverage in our business model. Specifically, our operating expenses increased by $1.6 million in fiscal 2007 over fiscal 2006. However, as a percentage of revenues, our operating expenses decreased from 31.5% in fiscal 2006 to 25.5% in fiscal 2007. As a percentage of revenues, the selling, general and administrative expenses included in our operating expenses were 21.6% and 26.4% for fiscal 2007 and 2006, respectively. These expenses primarily reflect our investments in a global network of physical branch and field office locations, and centralized administrative and customer support functions, which involve relatively fixed costs. Moreover, the majority of the dollar increases in these expenses in fiscal 2007 were the result of acquisitions made in fiscal 2007 and the full year impact of one acquisition made mid-year in fiscal 2006.

Interest expense.  Interest expense increased $0.3 million during fiscal 2007 as compared to fiscal 2006. Our 2007 interest expense included $1.2 million of conditional interest that was paid in connection with a refinancing of our debt in November 2006. Our overall borrowing levels and interest rates were both lower during 2007 compared to the prior year.

Loss on extinguishment of long-term debt.  The $0.5 million loss on the extinguishment of debt during fiscal 2007 related to the write-off of certain capitalized financing costs related to the refinancing of our debt through a new banking arrangement.

Income taxes.  Income taxes in fiscal 2007 were at an effective rate of 3.6% compared to an effective tax rate of 49.2% in fiscal 2006. The decrease was primarily due to the release of our valuation allowance for deferred income taxes based on our expected earnings and utilization of our federal tax loss carryforwards in the fiscal 2007 period.

Net income.  Primarily as a result of the above factors, our net income for fiscal 2007 increased $4.9 million over net income for fiscal 2006. As a percentage of revenues, our net income was 4.4% and 0.5% in fiscal 2007 and 2006, respectively.

Segment Data

Selected consolidated financial information by segment for fiscal 2008, 2007 and 2006 was as follows:

	Fiscal
	2008	2007	2006
	(Dollars in thousands)
Revenue(1)
Services	$114,074	$89,385	$63,972
Software and Products	18,396	16,174	14,797
International	23,727	20,935	17,678
Corporate and eliminations	(3,929)	(4,253)	(2,706)

	$152,268	$122,241	$93,741

(1)	Revenue by operating segment includes intercompany transactions, which are eliminated in corporate and eliminations.

	Fiscal
	2008	2007	2006
	(Dollars in thousands)

Gross profit
Services	$35,266	$25,444	$17,646
Software and Products	9,232	8,145	8,187
International	9,932	8,634	8,992
Corporate and eliminations	1	(350)	(5)

	$54,431	$41,873	$34,820

	Fiscal
	2008	2007	2006
	(Dollars in thousands)

Income from operations
Services	$14,736	$8,284	$2,470
Software and Products	3,312	2,963	3,454
International	2,812	2,478	2,229
Corporate and eliminations	(4,502)	(2,988)	(2,906)

	$16,358	$10,737	$5,247

	Fiscal
	2008	2007	2006
	(Dollars in thousands)

Depreciation and amortization
Services	$9,386	$6,989	$5,265
Software and Products	1,160	1,038	1,104
International	861	760	717
Corporate and eliminations	16	(96)	92

	$11,423	$8,691	$7,178

Segment Results for Fiscal 2008, 2007 and 2006

Segment discussions that follow provide supplemental information regarding the significant factors contributing to the changes in results for each of our business segments.

Services

Revenues.  During the last three fiscal years, revenues in our Services segment increased due to strong demand in almost all our target markets, the addition of new customers and a number of small acquisitions. Our segment revenues had a CAGR of 27.5% during this period. Segment revenues from our customers in the fossil and nuclear power generation and transmission market had the highest CAGR of 48.6% during the same period. Segment revenues from our customers in the oil and gas and chemical markets also had strong CAGRs of 26.8% and 24.2%, respectively. We continue to increase our revenues by providing existing customers different types of NDT solutions.

During the last three fiscal years, revenues in our Services segment attributable to our customers in the oil and gas market and the fossil and nuclear power generation and transmission end market have averaged approximately 56% and 15%, respectively, of our total segment revenues. The remaining segment revenues were derived from customers in our other target markets, none of which accounted for more than 10% of our total revenues in this segment.

In fiscal 2008, our Services revenues increased $24.7 million, or 27.6%, compared to fiscal 2007. The increase was largely driven by an increase in the overall customer demand for NDT services and to a lesser extent, revenues from businesses we acquired. We estimate that approximately 60% of our growth in segment revenues is organic growth. Our top ten customers accounted for approximately 45.6% of our segment revenues during fiscal 2008.

In fiscal 2007, our Services segment increased its revenues by $25.4 million, or 39.7%, compared to fiscal 2006. This increase was primarily due to continued overall growth in our Services segment and incremental revenues from our largest customer, to whom we provided increased services across multiple geographies. We also experienced increased revenues from other customers, especially new customers, and projects in the nuclear and other power industries, some of which were customers from our more recent acquisitions. We estimate that approximately 80% of our growth in segment revenues during fiscal 2007 is organic growth.

Gross profit.  During this three-year period, gross profit as a percentage of revenue in our Services segment has increased to 30.9% in fiscal 2008 from 27.6% in fiscal 2006. This overall increase has been achieved partly due to increases in volume, a sales mix with a higher proportion of advanced NDT services and better utilization of labor. This improvement has been offset by rising labor rates and higher depreciation charges.

In fiscal 2008, our gross profit in our Services segment increased by $9.8 million to $35.3 million from $25.4 million in the previous fiscal year. As a percentage of segment revenues, our gross profit increased to 30.9% from 28.5% in fiscal 2007. Contributing to the increase were increased revenues, higher sales prices and a reduction in workers’ compensation costs due to favorable claim experience for the recent year. The adjustment for our workers’ compensation costs recorded in our fourth fiscal quarter improved our fiscal 2008 segment gross profit by 1.0%. The impact of these positive factors was reduced by increased personnel costs, an unusually large mid-year project that yielded minimal gross profit and additional depreciation. Depreciation expense of $5.7 million, or 5.0%, of segment revenues in fiscal 2008, increased from $3.7 million, or 4.1%, of segment revenues in fiscal 2007, due to continued investment.

In fiscal 2007, our gross profit in the Services segment increased to $25.4 million from $17.6 million in fiscal 2006. As a percentage of segment revenues, our gross profit was 28.5% in fiscal 2007 and 27.6% in fiscal 2006. This improvement originated from providing our customers more advanced NDT solutions, which generally have higher margins, leveraging certain fixed expenses, and implementing improved processes that enabled more efficient use of personnel and better management of other expenses.

Depreciation expense used in determining our gross profit for fiscal 2008, 2007 and 2006 was $5.7 million, or 5.0% of revenues, $3.7 million, or 4.1% of revenues, and $2.0 million, or 3.1% of segment revenues, respectively.

The increased depreciation expense in fiscal 2008 over fiscal 2007 was primarily a full year charge for assets purchased in 2007 which incurred only a partial year depreciation expense in 2007. In addition, part of the increase was attributed to assets acquired through our acquisitions. In fiscal 2007, as in prior years, we continued to invest in additional field test equipment and fleet vehicles to support our growth and reduce other operating costs, such as repairs and maintenance.

The increase in depreciation expense in fiscal 2007 over fiscal 2006 was largely due to our change in the estimate of the useful life of certain assets from seven to five years, resulting in an incremental increase in depreciation of $1.1 million. In addition, a portion of this expense was attributable to assets acquired during the year.

Income from operations.  Our Services segment income from operations during these fiscal years also increased as a result of higher revenues and improved operating results, especially compared to our results shortly after our acquisition of Conam. Before its acquisition by our company, the Conam business had lower gross profit, offered few advanced NDT services and required both improvement to its infrastructure and cash for working capital. We made substantial investment of capital and personnel to improve Conam’s operations, and the improvement in income from operations reflects these expenditures. Our segment income from operations was $14.7 million, $8.3 million and $2.5 million for fiscal 2008, 2007 and 2006, respectively. Selling, general and administrative expenses in our Services segment for fiscal 2008, 2007 and 2006 were 14.7%, 15.5%, and 18.6% of segment revenues, respectively. Although declining as a percentage of segment revenues, these expenses, which generally have the largest impact on our income from operations, have been increasing. In fiscal 2008, these expenses increased by $3.0 million, or 21.6%. Over $2.4 million relate to higher operating costs (primarily payroll expense) supporting our acquisitions. The remainder included increased bonus payments to our managers for improved performance. In fiscal 2007 these expenses similarly increased by $1.9 million, or 16.1%. The majority of the increase related to higher payroll and benefits costs to support our growth from small acquisitions and a corresponding increase in occupancy costs for rents and utilities. As a percentage of segment revenues, our income from operations was 12.9%, 9.3% and 3.9% in fiscal 2008, 2007 and 2006, respectively.

Software and Products

Revenues.  Over the last three fiscal years, revenues from our Software and Products segment have also increased. Revenues were $18.4 million, $16.2 million and $14.8 million for fiscal 2008, 2007 and 2006, respectively. In fiscal 2008, 2007 and 2006, the segment revenue growth was 13.7%, 9.3% and 4.5%, respectively, and the segment had a CAGR of 9.1% in the last three fiscal years. Since the loss of a major customer and a decline in segment revenues from the computer hard disk industry in fiscal 2006, this segment has focused on developing new technologies and market opportunities to facilitate future growth.

The $2.2 million increase in our fiscal 2008 segment revenues resulted primarily from approximately $1.5 million in sales from new product introductions, including a line of handheld testing equipment and acoustic emission sensing devices. The remainder of the increase was attributable to $0.5 million in revenues from our Plant Condition Management System enterprise software and approximately $0.4 million in product sales to our international customers.

Fiscal 2007 revenues from our Software and Products segment increased $1.4 million, or 9.3%, compared to fiscal 2006. This increase was primarily due to $1.2 million in increased equipment and software sales in the Asia-Pacific region that are not accounted for in our International segment and $0.9 million in increased sales of our ultrasonic NDT solutions and our hand-held testing products to original equipment manufacturers. To a lesser extent, this increase was due to increased cross-selling by our Services group. This increase was partially offset by a decline in revenues from one of our major customers in the electronics industry which discontinued its purchase of our acoustic emission solutions because it changed its manufacturing processes. In fiscal 2007, we had insignificant revenues from this customer.

Gross profit.  Our segment gross profit for fiscal 2008, 2007 and 2006 was $9.2 million, $8.1 million and $8.2 million, respectively. Our segment gross profit as a percentage of revenues for the same three years was 50.2%, 50.4%, and 55.3%, respectively. The declining trend reflects the increased revenue and lower margins from our ultrasonic NDT solutions, which required more product engineering.

In fiscal 2008, the decrease in our segment gross profit as a percentage of revenues was partly due to a higher than average cost of revenues associated with products sold to the customer of our International segment, and the delay of a large order while we continued to incur our fixed costs. In fiscal 2007, our segment gross profit as a percentage of revenues decreased because our acoustic emission solutions sold at lower margins than in fiscal 2006.

Income from operations.  Our segment income from operations for fiscal 2008, 2007 and 2006 was $3.3 million, $3.0 million and $3.5 million, respectively. As a percentage of segment revenues, our operating income was 18.0%, 18.3% and 23.3% in fiscal 2008, 2007 and 2006. The trend of lower income from operations in the last two fiscal years in our Software and Products segment compared to 2006 was due to the loss of more profitable business from the electronics customer noted above. In 2008, as a percentage of revenues, our income from operations also decreased because of items noted above in the discussion of our gross profit.

Selling, general and administrative expenses which are the largest determinant of our income from operations in fiscal 2008, 2007 and 2006 were $4.6 million, or 24.9% of revenues, $4.3 million, or 26.4% of revenues, and $3.6 million, or 24.6% of revenues, respectively. The largest increase in these costs, particularly in the last two fiscal years, can be attributed to increases in our sales force to better capture market opportunities in our target markets. Due to the time required for technical training of new sales personnel, we believe the financial benefit of these new hires have not yet matched our investment. Similarly, our research and engineering expenses have increased with new staff and were $1.0 million, $0.7 million and $0.7 million in fiscal 2008, 2007 and 2006. As a percentage of our Software and Products segment sales, these costs have represented 5.6%, 4.3% and 4.5%, for the three years, respectively.

International

Revenues.  For the last three fiscal years, the revenues in our International segment had a CAGR of 17.2% per year, with annual increases of 13.3%, 18.4% and 19.9% during fiscal 2008, 2007 and 2006, respectively. Revenues from customers in the oil and gas and chemicals markets have historically comprised over 50% of our segment revenues. Several major oil refineries in Russia and Brazil have historically accounted for approximately 33% of our annual revenues in this segment. Revenues from industrial, manufacturing and other testing companies and universities collectively account for approximately 17% of our total revenues in this segment during the last three fiscal years. During this same period, the U.S. dollar has generally been weaker compared to most of the currencies of countries in which our international subsidiaries operate. As a result, the translation of the amounts of non-dollar-denominated transactions into dollars has resulted in increases to all line items in our statement of operations, which account for a portion of the increases as noted below.

In fiscal 2008, revenues in our International segment increased $2.8 million, or 13.3%, over our segment revenues in fiscal 2007, primarily as a result of a $1.4 million increase in revenues associated with our operations in the United Kingdom and The Netherlands and a $1.4 million increase in revenues from our South American operations. Approximately $1.7 million of the increase in segment revenues in fiscal 2008 were attributable to the weaker U.S. dollar. The non-currency increase was due in part to the sale of our new sensor highway products in the United Kingdom and The Netherlands as well as increased business in the oil and gas markets in South America. We had minor decreases in revenues attributable to customers in Russia and France, but these were offset by translation gains caused by the exchange rate.

In fiscal 2007, our revenues increased $3.3 million, or 18.4%, in our International segment compared to fiscal 2006 as a result of growth primarily from our locations in Europe and Japan, and to a lesser extent the weakening of the U.S. dollar during this period versus most of the currencies in which our International segment operates.

Gross profit.  Our segment gross profit has not followed the trend of increasing segment revenues, and has declined as a percentage of revenues from a high of 50.9% in 2006 to 41.9% and 41.2% in fiscal 2008 and 2007, respectively. Generally, this trend has been a result of our sales mix and cost increases incurred by several of our international subsidiaries.

In fiscal 2008, the gross profit in our International segment was $9.9 million, or 41.9% of revenues, compared to $8.6 million, or 41.2% of revenues in fiscal 2007. Although our gross profit in fiscal 2008 increased over fiscal 2007, the amount of the increase was negatively impacted by project-related delays and additional costs incurred to support customization of new products. In addition, our overall gross profit margin was impacted by the increase as a percentage of total revenues of revenues attributable to customers in South America where we performed traditional NDT services with a lower gross profit margin.

In fiscal 2007, our gross profit in our International segment declined as a percentage of revenues to 41.2% from 50.9% in fiscal 2006, primarily because a significant portion of our segment revenues in fiscal 2007 were from lower margin services provided by our South American operation, and because a large portion of our revenues in fiscal 2006 were from higher margin products and services sold by our United Kingdom subsidiary.

Income from operations.  Our income from operations from our International segment for fiscal 2008, 2007 and 2006 was $2.8 million, $2.5 million and $2.2 million, respectively. As a percentage of segment revenues, our income from operations has likewise been relatively consistent at 11.9%, 11.8% and 12.6% in fiscal 2008, 2007, and 2006, respectively. Our selling, general and administrative expenses, the largest factor in determining income from operations for fiscal 2008, 2007 and 2006 were $6.6 million, or 27.9% of segment revenues, $5.8 million, or 27.5% of segment revenues, and $6.4 million, or 36.1% of segment revenues, respectively.

Corporate and Eliminations

The elimination in revenues and cost of revenues primarily relates to the accounting elimination of revenues from sales of our Software and Products segment to the International segment. The other major item in the corporate and eliminations grouping are the general and administrative costs not allocated to the other segments. These costs primarily include those for non-segment management, accounting and auditing and certain training and other similar costs. As a percentage of our total revenues, these costs have generally remained constant over the last three fiscal years, consisting of 2.9%, 2.1% and 3.0% of total revenues for fiscal 2008, 2007 and 2006, respectively. The increase in operating expenses in 2008 primarily related to higher compensation, audit and accounting fees and other general increases in expense at our corporate offices.

Quarterly Results of Operations

The following table sets forth our unaudited quarterly statements of operations data and operations data as a percent of revenues for the eight fiscal quarters ended May 31, 2008. The unaudited quarterly information, in our opinion, reflects all adjustments, consisting of normal accruals, necessary for a fair statement of the data for each of those quarters. This data should be read in conjunction with the financial statements and the related notes included elsewhere in this prospectus. These quarterly operating results are not necessarily indicative of our operating results for any future period.

	Fiscal Quarter Ending
	May 31	February 29,	November 30,	August 31,	May 31,	February 28,	November 30,	August 31,
	2008(1)	2008	2007	2007	2007	2007	2006	2006
	(Dollars in thousands)

Revenues	$48,023	$37,167	$37,218	$29,860	$35,337	$29,574	$32,695	$24,635
Cost of revenues	26,985	24,627	22,017	17,361	21,201	18,530	21,204	14,767
Depreciation	2,108	1,661	1,569	1,509	1,474	1,103	1,081	1,008

Gross profit	18,930	10,879	13,632	10,990	12,662	9,941	10,410	8,860
Selling, general and administrative expenses	9,120	8,062	7,836	7,445	7,248	6,613	6,630	5,917
Research and engineering	283	248	263	240	192	189	132	190
Depreciation and amortization	1,487	1,057	1,001	1,031	995	1,018	1,017	995

Income from operations	8,040	1,512	4,532	2,274	4,227	2,121	2,631	1,758

Net income (loss)	$4,291	$540	$1,934	$674	$3,508	$1,195	$(100)	$785

(1)	In the fiscal quarter ended May 31, 2008, we adjusted our estimate for losses and expenses under our workers’ compensation policies as a result of favorable loss experience. This adjustment resulted in a favorable impact on the quarter’s gross profit and operating income of approximately $1.0 million and represents 2.1% of revenues.

Liquidity and Capital Resources

Overview

Since our acquisition of Conam in August 2003, we have primarily funded our operations through the issuance of preferred stock in a series of financings, bank borrowings, capital lease financing transactions and cash provided from operations. We have used these proceeds to fund our operations, develop our technology, expand our sales and marketing efforts to new markets and acquire small companies or assets, primarily to add certified technicians and enhance our capabilities and geographic reach. We believe that our existing cash and cash equivalents, our anticipated cash flows from operating activities, borrowings under our credit agreement and the net proceeds from this offering will be sufficient to meet our anticipated cash needs over the next 12 months.

Cash Flows Table

The following table summarizes our cash flows for fiscal 2008, 2007 and 2006:

	Fiscal Year
	2008	2007	2006
	(Dollars in thousands)

Net cash provided by (used in):
Operating activities	$12,851	$14,006	$6,208
Investing activities	(19,446)	(4,259)	(2,387)
Financing activities	6,320	(8,122)	(2,654)
Effect of exchange rate changes on cash	63	166	109

Net change in cash and cash equivalents	$(212)	$1,791	$1,276

Cash Flows from Operating Activities

Cash provided by our operating activities primarily consists of net income adjusted for certain non-cash items, including depreciation and amortization, deferred taxes and bad debt expense, and the effect of changes in working capital and other activities.

Cash provided by our operating activities in fiscal 2008 was $12.9 million and consisted of $7.5 million of net income plus $13.0 million of non-cash items, consisting primarily of depreciation and amortization of $11.4 million, less $7.6 million of net cash used for working capital purposes and other activities. Cash used for working capital and other activities in fiscal 2008 primarily reflected a $9.2 million increase in accounts receivable and a $1.8 million increase in inventories attributable to our seasonal increase in revenues and a $1.0 million increase in other expenses related to the preparation and filing of our S-1 registration statement in connection with this offering. These increases were partially offset by a $2.2 million increase in accounts payable and accrued expenses as our operations continued to grow, and a $0.05 million increase in our income taxes payable due to our increased profitability.

Cash provided by operating activities in fiscal 2007 was $14.0 million and consisted of $5.4 million of net income plus $8.9 million of non-cash items, consisting primarily of $8.7 million of depreciation and amortization, less $0.3 million of cash used to support changes in operating assets and liabilities. In addition to depreciation and amortization, the adjustments to cash included a non-cash credit of $1.3 million due to the release of the deferred tax valuation allowance. The $0.3 million in net cash used to support operating assets and liabilities primarily reflected a $2.3 million net increase in our accounts receivable offset by increases in our accounts payable and accrued expenses as our operations continued to grow. Cash was also provided by a $1.2 million increase in income taxes payable due to our improved profitability. A total of $0.9 million of cash was used for a variety of items, including purchases of inventories and other assets.

Cash provided by operating activities in fiscal 2006 was $6.2 million and consisted of $0.5 million of net income plus $8.6 million of non-cash adjustments, less $2.9 million in net cash used for changes in operating assets and liabilities or working capital. The non-cash adjustments to net income consisted primarily of

$7.2 million of depreciation and amortization and $1.2 million of provision for bad debts. The $2.9 million of cash used to support changes in operating assets or working capital was primarily due to a net increase in our current assets of $4.6 million primarily representing accounts receivable growth of $3.1 million and an offsetting increase in our current liabilities of $1.7 million. These changes in our working capital reflect our overall revenue growth in fiscal 2006.

Cash Flows from Investing Activities

For fiscal 2008, cash used in investing activities was $19.5 million, of which $15.5 million was used to acquire seven NDT services businesses and $3.7 million in property and equipment. In connection with the acquisitions, we also incurred $11.9 million of seller notes payable and related obligations. In addition, $4.8 million of property and equipment was acquired through capital lease obligations.

Cash used in investing activities was $4.3 million and $2.4 million for fiscal 2007 and 2006, respectively. Our principal cash investments have related to purchases of field test equipment, assets we manufacture for use in our business, and acquisitions that are financed generally with cash and subordinated seller notes. Cash purchases for property and equipment for fiscal 2007 and 2006 were $2.6 million and $2.7 million, respectively. Cash spent for acquisitions in fiscal 2007 and 2006 was $2.0 million and $0.1 million, respectively. All of these expenditures support our growth or specific customer projects and opportunities.

Cash Flows from Financing Activities

For fiscal 2008, cash provided from financing activities was $6.3 million compared to $8.1 million used in financing activities in fiscal 2007. In fiscal 2008, we used our revolving credit facility to borrow $13.1 million to finance a portion of the purchase prices of the seven acquisitions noted above. During fiscal 2008, we also paid obligations under our capital leases and bank debt of $3.6 million and $3.2 million, respectively. Subsequent to year end, we amended our credit agreement to provide for an additional $20 million term loan facility from our lenders that we used to repay the borrowing under our revolving credit facility.

Cash used in financing activities during fiscal 2007 and 2006 was $8.1 million and $2.7 million, respectively. Cash flows used in financing activities in fiscal 2007 was $8.1 million and consisted primarily of net repayments to our banks and other note holders of $5.3 million and another $2.4 million repayment of capital lease obligations. On October 31, 2006, as subsequently amended and restated on April 23, 2007 and further amended on December 14, 2007, May 30, 2007 and July 1, 2008, we entered into our credit agreement, which initially provided for a $15.0 million revolving credit facility and a $25.0 million term loan facility. The proceeds from the senior credit facility were used to repay the outstanding indebtedness under our prior credit and term loans.

Cash flows used in financing activities in fiscal 2006 were $2.7 million. We made net payments to our banks and other note holders of $8.5 million, including a $4.0 million net reduction in our line of credit and another $0.9 million toward our capital lease obligations. The source of these payments was surplus operating cash plus $6.8 million of net proceeds raised through sales of our Class B Convertible Redeemable Preferred Stock in October 2005. This preferred stock will convert along with all of our other preferred stock into our common stock upon completion of this offering.

Effect of Exchange Rate on Changes in Cash

For fiscal 2008, 2007 and 2006, exchange rate changes increased our cash by $0.1 million, $0.2 million and $0.1 million, respectively.

Cash Balance and Credit Facility Borrowings

As of May 31, 2008 we had $3.6 million in cash. In addition, we had $1.9 million available to us under our secured revolving credit facility, as well as another $5.0 million made available under a temporary arrangement with our lenders, Bank of America, N.A. and JPMorgan Chase Bank, N.A. At May 31, 2008, our

credit agreement provided for a term loan and a secured revolving credit facility and the aggregate principal amount owed under the term loan facility and the revolving credit facility was $22.5 million and $13.1 million, respectively. Borrowings under our credit agreement currently bear interest at the greater of a rate based on the prime rate (5.00% at May 31, 2008) or the LIBOR rate (2.46% at May 31, 2008), plus an applicable margin of 1.5% to 2.5% as defined in the credit agreement. The outstanding principal and accrued interest under the term matures on October 31, 2012. Borrowings made under the revolving credit facility are payable at the same time. There is a provision in our credit facility that requires us to repay 25% of the immediately preceding fiscal year’s “free cash flow” if our ratio of “funded debt” to EBITDA is less than a fixed amount on or before October 1 each year. “Free cash flow” means the sum of EBITDA minus all taxes paid or payable in cash, minus cash interest paid, minus all capital expenditures made in cash, minus all scheduled and non-scheduled principal payments on funded debt made in the period, minus acquisition costs and plus or minus changes in working capital. “Funded debt” means all outstanding liabilities for borrowed money and other interest-bearing liabilities. We do not expect to be required to make payments under this provision.

In July 2008, we borrowed an additional $20.0 million under a term loan facility from our existing lenders. We used the proceeds to repay the amounts outstanding under the revolving credit facility and to fund the $5.0 million aggregate cash portion of the purchase prices for two businesses we acquired subsequent to the end of fiscal 2008. As a result, on August 15, 2008, the aggregate principal amount owed under the term loan facility and revolving credit facility was $41.9 million and $0.0 million, respectively.

Future Sources of Cash

We expect our future sources of cash to include cash flow from operations, cash borrowed under our revolving credit facility and cash borrowed from leasing companies to purchase equipment and fleet service vehicles. Our revolving credit facility is available for cash advances required for working capital and letters of credit to support our operations. To meet our short- and long-term liquidity requirements, we expect primarily to rely on cash generated from our operating activities. We are currently funding our acquisitions through our available cash, borrowings under our revolving credit facility and seller notes.

Future Uses of Cash

We expect our future uses of cash will primarily be for purchases or manufacture of field testing equipment, additional investments in technology and software products and the replacement of existing assets and equipment used in our operations. We often make major purchases to support new sources of revenue, particularly in our Services segment, but generally only do so with a high degree of certainty about related customer orders and pricing. In addition, we have a certain amount of replacement equipment, including our fleet vehicles. We plan to spend approximately 4 to 6% of our total revenues on capital expenditures, excluding acquisitions, and will fund this through a combination of cash and lease financing. Our cash capital expenditures, excluding acquisitions, for fiscal 2008, 2007 and 2006 were 2.4%, 2.1% and 2.9% of revenues, respectively.

We will also require capital for anticipated acquisitions. In some cases, additional equipment will be needed to upgrade the capabilities of these acquired companies. We believe that after this offering, our future acquisition and capital spending will increase as we aggressively pursue growth opportunities. Other investments in infrastructure, training and software may also be required to match our growth, but we plan to continue using a disciplined approach to building our business. In addition, we will use cash to fund our operating leases, capital leases and long-term debt repayment and various other obligations, including the commitments discussed in the table below, as they arise.

We will also use cash to support our working capital requirements for our operations, particularly in the event of further growth and due to the impacts of seasonality on our business. Our future working capital requirements will depend on many factors, including the rate of our revenue growth, our introduction of new solutions and enhancements to existing solutions and our expansion of sales and marketing and product development activities. To the extent that our cash and cash equivalents, cash flows from operating activities and net proceeds of this offering are insufficient to fund our future activities, we may need to raise additional funds through bank credit arrangements or public or private equity or debt financings. We also may need to raise additional funds in the event we determine in the future to effect one or more acquisitions of businesses, technologies or products that will complement our existing operations. In the event additional funding is required, we may not be able to obtain bank credit arrangements or effect an equity or debt financing on terms acceptable to us or at all.

We may also use cash in connection with legal proceedings and claims which arise in the ordinary course of business, although no significant expenditures are expected in the next 12 months.

Contractual Obligations

We generally do not enter into long-term minimum purchase commitments. Our principal commitments, in addition to those related to our long-term debt discussed below, consist of obligations under facility leases for office space and equipment leases.

The following table summarizes our outstanding contractual obligations as of May 31, 2008:

	Payments Due by Period
		Fiscal	Fiscal	Fiscal	Fiscal	Fiscal	Beyond
	Total	2009	2010	2011	2012	2013	Fiscal 2014
	(In thousands)

Long-term debt	$48,270	$7,469	$8,705	$7,996	$6,408	$16,972	$720
Capital lease obligations(1)	13,902	4,694	3,457	2,403	1,528	812	1,008
Operating lease obligations	4,944	2,100	1,228	771	467	378	—

Total	$67,116	$14,263	$13,390	$11,170	$8,403	$18,162	$1,728

(1)	Includes estimated cash interest to be paid over the remaining terms of the leases.

In addition to the above, we have certain contingent payments possibly payable in connection with our acquisitions.

Off-Balance Sheet Arrangements

During fiscal 2008, 2007 and 2006, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Effects of Inflation and Changing Prices

Our results of operations and financial condition have not been significantly affected by inflation and changing prices.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Sensitivity

We had cash and cash equivalents of $3.6 million at May 31, 2008. These amounts are held for working capital purposes and were invested primarily in deposits, money market funds and short-term, interest-bearing, investment-grade securities. In addition, some of the net proceeds of this offering may be invested in short-term, interest-bearing, investment-grade securities pending their application. Due to the short-term nature of these investments, we believe that we do not have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates. Declines in interest rates, however, will reduce future investment income. If overall interest rates had fallen by 10% in fiscal 2008, our interest income would not have been materially affected.

We had $22.5 million of debt outstanding under our term loan facility at May 31, 2008. Although the interest rate on our term loan facility is variable and adjusts periodically, it is currently based on the 30-day LIBOR rate (2.46% at May 31, 2008). If the LIBOR rate fluctuated by 10% for the year ending May 31, 2008, interest expense in fiscal 2008 would have fluctuated by approximately $32,000.

We use interest rate swaps to manage our floating interest rate exposure. In 2007, we entered into two interest rate swap contracts whereby we would receive or pay an amount equal to the difference between a fixed rate and the quoted 90-day LIBOR rate on a quarterly basis. At May 31, 2008, the following outlines the significant terms of the contracts and the amount we will pay above our contractual rates.

			Variable	Fixed
		Notional	Interest	Interest
Contract Date	Term	Amount	Rate	Rate	Fair Value
		(In thousands)			(In thousands)

November 20, 2006	4 years	$8,000	LIBOR	5.17%	$(321)
November 20, 2006	3 years	8,000	LIBOR	5.05%	(234)

		$16,000			$(555)

Foreign Currency Risk

We have foreign currency exposure related to our operations in foreign locations. This foreign currency exposure, particularly the Euro, British Pound Sterling, Brazilian Real, Russian Ruble, Japanese Yen and the Indian Rupee, arises primarily from the translation of our foreign subsidiaries’ financial statements into U.S. dollars. For example, a portion of our annual sales and operating costs are denominated in GBP and we have exposure related to sales and operating costs increasing or decreasing based on changes in currency exchange rates. If the U.S. dollar increases in value against these foreign currencies, the value in U.S. dollars of the assets and liabilities originally recorded in these foreign currencies will decrease. Conversely, if the U.S. dollar decreases in value against these foreign currencies, the value in U.S. dollars of the assets and liabilities originally recorded in these foreign currencies will increase. Thus, increases and decreases in the value of the U.S. dollar relative to these foreign currencies have a direct impact on the value in U.S. dollars of our foreign currency denominated assets and liabilities, even if the value of these items has not changed in their original currency. We do not currently enter into forward exchange contracts to hedge exposures denominated in foreign currencies. A 10% change in the U.S. dollar exchange rates in effect as of May 31, 2008 would cause a change in consolidated operating income of approximately $0.1 million. We may consider entering into hedging or forward exchange contracts in the future.

Fair Value of Financial Instruments

We do not have material exposure to market risk with respect to investments, as our investments consist primarily of highly liquid investments purchased with a remaining maturity of three months or less. We do not use derivative financial instruments for speculative or trading purposes; however, this does not preclude our adoption of specific hedging strategies in the future.

Critical Accounting Estimates

The preparation of financial statements requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Our more significant estimates include: the valuation of goodwill and intangible assets; the impairment of long-lived assets, allowances for doubtful accounts; foreign currency translation; derivative financial instruments; and deferred income tax valuation allowances. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ significantly from these estimates under different assumptions or conditions. There have been no material changes to these estimates for the periods presented in this prospectus.

We believe that of our significant accounting policies, which are described below and in Note 2 to our audited consolidated financial statements included in this prospectus, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our financial condition and results of operations.

Accounts Receivable

Accounts receivable are stated net of an allowance for doubtful accounts and sales allowances. Outstanding accounts receivable balances are reviewed periodically, and allowances are provided at such time as management believes it is probable that such balances will not be collected within a reasonable period of time. We extend credit to our customers based upon credit evaluations in the normal course of business, primarily with 30-day terms. Bad debts are provided on the allowance method based on historical experience and management’s evaluation of outstanding accounts receivable. Accounts are written off when they are deemed uncollectible.

Foreign Currency Translation

The financial position and results of operations of our foreign subsidiaries are measured using the local currency as the functional currency. Assets and liabilities of the foreign subsidiaries are translated into the U.S. dollar at the exchange rates in effect at the balance sheet date. Income and expenses are translated at the average exchange rate during the year. Translation gains and losses not included in earnings are reported in accumulated other comprehensive income within stockholders’ equity. Foreign currency transaction gains and losses are included in net income and have not been significant historically.

Long-lived assets outside of the U.S. totaled $3.0 million and $3.0 million as of May 31, 2008 and 2007, respectively.

Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price over the fair market value of net assets of the acquired business at the date of acquisition. We test for impairment annually in our fiscal fourth quarter using a two-step process. The first step identifies potential impairment by comparing the fair value of our reporting units to their carrying value. If the fair value is less than the carrying value, the second step measures the amount of impairment, if any. The impairment loss is the amount by which the carrying amount of goodwill exceeds the implied fair value of that goodwill. Intangible assets are recorded at cost. Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives.

Impairment of Long-Lived Assets

We review the recoverability of our long-lived assets on a periodic basis in order to identify business conditions that may indicate a possible impairment. The assessment for potential impairment is based primarily on our ability to recover the carrying value of our long-lived assets from expected future undiscounted cash flows. If the total expected future undiscounted cash flows are less than the carrying amount of the assets, a loss is recognized for the difference between fair value (computed based upon the expected future discounted cash flows) and the carrying value of the assets.

Derivative Financial Instruments

We recognize our derivatives as either assets or liabilities, and measure those instruments at fair value and recognize the changes in fair value of the derivative in net income or other comprehensive income, as appropriate. We hedge a portion of our variable rate interest payments on debt using interest rate swap contracts to convert variable payments into fixed payments. We do not apply hedge accounting to our interest rate swap contracts. Changes in the fair value of these instruments are reported as a component of interest expense.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized based on the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carryforwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided if it is more likely than not that some or all of the deferred income tax assets will not be realized.

Recent Accounting Pronouncements

FIN No. 48.  In May 2007, the FASB issued FIN 48-1, Definition of “Settlement” in FASB Interpretation No. 48 (“FIN 48-1”), which provides guidance on how an enterprise should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. We adopted the provisions of FIN 48 on June 1, 2007.

SFAS No. 141R.  In December 2007, the FASB issued FASB No. 141 (revised 2007), “Business Combinations” (“FAS 141R”) which replaces FAS 141, “Business Combinations” (“FAS 141”). FAS 141R applies to all business combinations, including combinations among mutual entities and combinations by contract alone. FAS 141R requires that all business combinations will be accounted for by applying the acquisition method. FAS 141R is effective for business combinations consummated in periods beginning on or after December 15, 2008. Early application is prohibited. We will adopt FAS 141R on June 1, 2009. We do not anticipate FAS 141R will have a material effect on our results of operations, financial position, or cash flows.

SFAS No. 157.  In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure requirements regarding fair value measurement. Where applicable, this statement simplifies and codifies fair value related guidance previously issued within GAAP. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. However, FSP FAS 157-2, Effective Date of FAS 157 (“FSP FAS 157-2”), delays the effective date of FAS 157 for certain nonfinancial assets and liabilities until fiscal years beginning after November 15, 2008. We do not anticipate FAS 157 will have a material effect on our results of operations, financial position or cash flows.

SFAS No. 161.  In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities (“FAS 161”). FAS 161 is intended to help investors better understand how derivative instruments and hedging activities affect an entity’s financial position, financial performance and cash flows through enhanced disclosure requirements. FAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with earlier adoption encouraged. We expect to adopt FAS 161 on June 1, 2009.

FAS No. 142-3.  In April 2008, the FASB issued FSP No. FAS 142-3, “Determination of the Useful Life of Intangible Assets”. This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets”. The objective of this FSP is to improve the consistency between the useful life of a recognized intangible asset under FAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under FAS 141(R), and other U.S. generally accepted accounting principles. This FSP applies to all intangible assets, whether acquired in a business combination or otherwise and shall be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years and applied prospectively to intangible assets acquired after the effective date. Early adoption is prohibited. The requirements of this FSP will be effective for our 2009 fiscal year and are not expected to have a material impact on its consolidated financial statements.

BUSINESS

Our Business

We are a leading global provider of proprietary, technology-enabled NDT solutions used to evaluate the structural integrity of critical energy, industrial and public infrastructure. We combine the skill and experience of our certified technicians, engineers and scientists with our advanced enterprise software and other proprietary product offerings to deliver a comprehensive portfolio of solutions, ranging from routine NDT inspections to complex, plant-wide asset integrity assessment and management solutions. Our enterprise software is at the core of this portfolio because it enables us to integrate all of the NDT solutions we offer. These solutions enhance our customers’ ability to extend the useful life of their assets, increase productivity, minimize repair costs, comply with governmental safety and environmental regulations and, critically, avoid catastrophic disasters. Given the role our services play in ensuring the safe and efficient operation of infrastructure, we have historically provided a majority of our services to our customers on a regular, recurring basis. We serve a global customer base, including companies in the oil and gas, fossil and nuclear power generation and transmission, public infrastructure, chemicals, aerospace and defense, transportation, primary metals and metalworking, pharmaceuticals and food processing industries. As of August 15, 2008, we had approximately 1,600 employees in 60 offices across 15 countries, through which we have established long-term relationships as a critical solutions provider to many of the leading companies in our target markets. The following chart represents revenues we generated in certain of our end markets as well as representative customers in these end markets for fiscal 2008.

Mistras Revenue and Representative Customers by End Market
(fiscal 2008)

NDT involves the examination of the structural integrity of infrastructure assets in order to identify and quantify defects and degradations and optimize safety and operating performance without impacting the future usefulness or impairing the integrity of these assets. The ability to inspect infrastructure assets and not interfere with their operating performance makes NDT a highly attractive alternative to many traditional inspection techniques, which may require dismantling equipment or plant shutdown. Infrastructure-intensive industries employ NDT during the design, fabrication, maintenance, inspection and retirement phases of the asset’s life.

As a global NDT leader, our broad range of NDT solutions includes:

•	traditional outsourced NDT inspection services conducted by our technicians, such as mechanical integrity testing, above-ground storage tank inspection and visual inspections;

•	advanced NDT solutions, in most cases involving our proprietary AE, digital radiography, infrared, wireless and/or automated ultrasonic sensors, which are operated by our highly trained technicians;

•	a proprietary, customized portfolio of software products for testing and analyzing data captured in real-time by our technicians and sensors, including advanced features such as pattern recognition and neural networks;

•	enterprise software and relational databases to store and analyze inspection data and develop asset integrity management plans that specify an optimal schedule for the testing, maintenance and retirement of assets based on test results, data from prior operation and testing of similar assets, industrial standards and specific risk conditions, such as use with highly flammable or corrosive materials; and

•	on-line monitoring systems that provide for remote asset inspection, real-time reports about and analysis of plant or enterprise-wide structural integrity data, comparison of integrity data to our library of historical inspection data and analysis to better assess structural integrity and provide alerts for and prioritize future inspections and maintenance.

We offer our customers either a customized package of services, software and equipment or our enterprise software and other niche products on a stand-alone basis. For example, customers can purchase most of our sensors and accompanying software to integrate with their own systems, or they can purchase a complete turn-key solution, including our installation, monitoring and assessment services. Importantly, however, we do not sell certain of our advanced and proprietary software and other products as stand-alone offerings; instead, we embed them in our comprehensive service offerings to protect our investment in intellectual property while providing a substantial source of recurring revenues.

We generated revenues of $152.3 million, $122.2 million and $93.7 million and EBITDA of $27.8 million, $18.8 million and $12.4 million for fiscal 2008, 2007 and 2006, respectively. For fiscal 2008, we generated 74.9% of our revenues from our Services segment, 9.5% from our Software and Products segment for sales to external customers and 15.6% from our International segment. Our revenues are diversified, with our top 10 customers accounting for less than 36%, 39% and 32% of our revenues during fiscal 2008, 2007 and 2006, respectively. We provide our NDT solutions to multiple divisions and business units of BP, which is our largest customer, at multiple locations across the globe. Revenues from BP accounted for 16.7% and 16.5% of our revenues for fiscal 2008 and 2007, respectively. No other customer accounted for more than 10% of our revenues during fiscal 2008 and 2007 and no single customer accounted for more than 10% of our revenues during fiscal 2006.

NDT Industry Overview

NDT is a large and rapidly growing market. NDT plays a crucial role in assuring the operational and structural integrity of critical infrastructure without compromising the usefulness of the tested materials or equipment. The evolution of NDT technology and its associated services, in combination with broader industry trends, including increased asset utilization and aging of infrastructure, the desire by companies to extend the useful life of their existing infrastructure, new construction projects, enhanced government regulation and the shortage of certified NDT professionals have made NDT an integral and increasingly outsourced part of many asset-intensive industries. Well-publicized industrial and public infrastructure failures and accidents have also raised the level of awareness of regulators, as well as owners and operators, of the benefits that NDT can provide.

Historically, NDT solutions predominantly used qualitative testing methods aimed primarily at detecting defects in the tested materials. This methodology, which we categorize as “traditional NDT,” is typically labor intensive and, as a result, considerably dependent upon the availability and skill level of the engineers and scientists performing the inspection services. The traditional NDT market is highly fragmented, with a significant number of small vendors providing inspection services to divisions of companies or local governments situated in close proximity to the vendor’s field inspection engineers and scientists. Today, we believe that customers are increasingly looking for a single vendor capable of providing a wider spectrum of

NDT solutions for their global infrastructure. This shift in underlying demand, which began in the early 1990s, has contributed to a transition from traditional NDT solutions to more advanced NDT solutions that employ automated digital sensor technologies and accompanying software, allowing for the effective capture, storage, analysis and reporting of NDT results electronically and in digital formats. These advanced NDT techniques, taken together with advances in communication and information technologies, have further enabled the development of remote monitoring systems, asset-management and predictive maintenance capabilities and other data analytics and management. We believe that as advanced NDT solutions continue to gain acceptance among asset-intensive organizations, only those vendors offering broad, complete and integrated solutions, scalable operations and a global footprint will have a distinct competitive advantage. Moreover, we believe that NDT vendors that are able to effectively deliver both advanced NDT solutions and data analytics, by virtue of their ownership of customers’ data, develop a significant barrier to entry for competitors, and so develop the capability to create significant recurring revenues.

We believe that the key dynamics supporting increasing demand and growth within the NDT solutions market include:

•	Extending the Useful Life of Aging Infrastructure. The prohibitive cost and challenge of building new infrastructure has resulted in the significant aging of existing infrastructure and led to a desire by companies to extend the useful life of existing assets. For example, due to the significant cost associated with constructing new refineries, stringent environmental regulations which have increased the costs of managing refineries and difficulty in finding suitable locations on which to build refineries, no new refineries have been constructed in the United States since 1976. Because aging infrastructure requires relatively higher levels of maintenance and repair in comparison to new infrastructure, as well as more frequent, extensive and ongoing testing requirements, companies and public authorities are spending billions of dollars to ensure the operational and structural integrity of this infrastructure. We believe that NDT solutions are the most effective and least intrusive technology for enabling these ongoing maintenance requirements.

•	Outsourcing of Non-Core Activities and Technical Resource Constraints. While some of our customers have historically performed NDT services in-house, the increasing sophistication and automation of NDT, together with a decreasing supply of skilled professionals and stricter governmental regulations, has led many of them to outsource NDT to providers that have the necessary engineering skills, technical workforce, technology and proven track-record of performance, to effectively meet their increasing requirements.

•	Increasing Capacity Utilization. Due to high energy prices and the limited construction of new infrastructure, existing infrastructure in some of our target markets is being used at higher capacities, which accelerates deterioration and limits downtime for repair or replacement. For example, increasing demand for refined petroleum products, combined with high plant utilization rates routinely in excess of 85%, is driving refineries to upgrade facilities to make them more efficient and expand capacity. In order to sustain high capacity utilization rates, customers are increasingly using NDT solutions to ensure the integrity and safety of their assets. NDT customers have also experienced productivity enhancements for their infrastructure as a result of reduced maintenance-related downtime.

•	Increasing Corrosion from Low-Quality Inputs. High commodities prices and increasing energy demands have led to the use of lower grade inputs, such as low-grade coal or petroleum, in the refinery and power generation processes. These lower grade inputs more rapidly corrode the infrastructure they come into contact with, which in turn increases the need for NDT solutions to identify such corrosion and enable infrastructure owners to combat the problems they cause.

•	Increasing Use of Advanced Materials. NDT customers in our target markets are increasingly utilizing advanced materials (such as composites) and other unique technologies in the manufacturing and construction of new infrastructure. As a result, they require increasingly advanced testing, inspection and maintenance technologies to protect these assets, since many of these advanced materials cannot be tested using traditional NDT techniques. We believe that demand for NDT solutions will increase as companies and public authorities continue to use them not only during the maintenance lifecycle of their assets, but also during the design and construction phases by incorporating NDT technologies such as embedded sensors.

•	Meeting Safety Regulations. Our customers increasingly face strict government regulations and safety requirements. Failure to meet these standards can result in significant financial liabilities, increased OSHA scrutiny, higher insurance premiums and tarnished corporate brand value. The numerous failings in equipment, maintenance and inspection that led to the Texas City refinery explosion in 2005 created significant damage to the reputation of refineries and led OSHA to strengthen process safety enforcement standards. As a result, our customers are seeking highly reliable NDT suppliers with a proven track record of providing NDT products and services to assist them in meeting these increasingly stringent regulations.

•	Expanding Addressable End-Markets. We expect that advances in NDT sensor technologies and software solutions, and the continued emergence of new technologies, will create increased demand for NDT solutions and applications where existing NDT techniques were previously ineffective. Further, we expect increased demand in relatively new markets with infrastructure that is only now aging to a point where significant maintenance and retirement of infrastructure is required, such as pharmaceuticals, food processing and other industries.

•	Expanding Addressable Geographies. We believe that a substantial driver of incremental demand will come from international markets, including Asia, Europe and Latin America. Specifically, as companies and governments in these markets build and maintain infrastructure and applications that require the use of advanced NDT solutions, we believe demand for our NDT solutions will increase.

We believe that the market available to us will continue to grow rapidly as a result of macro-market trends, including aging infrastructure, use of more advanced materials and the increasing use of NDT outsourcing activities by companies who historically performed these services using internal resources.

Our Target Markets

We focus our sales, marketing and product development efforts on a range of infrastructure-intensive industries and governmental authorities. With our portfolio of NDT services, software and other products, we can effectively serve our customer base throughout the life-cycle of their assets, beginning at the design stage, through the construction and maintenance phase and, as necessary, through the decommissioning of their infrastructure.

Our target markets include:

Oil and Gas

According to the United States Energy Information Administration (EIA), in 2007 there were 676 crude oil refineries in the world, with 174 of them in North America. High energy prices are driving consistently high utilization rates at these facilities. With aging infrastructure and growing capacity constraints, NDT continues to grow as an indispensable tool in maintenance planning, quality control and prevention of catastrophic failure in refineries and petrochemical plants. Recent high oil and fossil fuel input prices have placed additional pressure on industry participants to increase capacity, focus on production efficiency and cost reductions and shorten shut-down time or “turnarounds.” NDT solutions are used for both off-stream inspections, meaning inspection when the tested infrastructure is shut-down, and increasingly, on-stream inspections, or inspection when the tested infrastructure is operating at normal levels. We expect off-stream inspection of vessels and piping during a plant shut-down or turnaround to remain a routine practice by companies in these industries. We expect the areas of greatest future growth to occur as a result of on-stream inspections of facilities, such as offshore platforms, transport systems and oil and gas transmission lines, because of the substantial opportunity costs of shutting them down. On-stream inspection enables companies to avoid the costs associated with shutdowns during testing while enabling the economic and safety advantages of advanced planning or predictive maintenance.

Power Generation and Transmission

NDT in the power industry has traditionally been associated with the inspection of high-energy, critical steam piping, boilers, rotating equipment, utility aerial man-lift devices, large transformer testing and various other applications for nuclear and other power plants. We believe that in recent years the use of and potential applications for NDT have grown rapidly in this industry due to the aging of critical power generation and transmission infrastructure. For instance, the average age of a nuclear power plant in the United States is over 29 years. Furthermore, global demand for power generation and transmission has grown rapidly and is expected to continue, primarily as a result of the energy needs of emerging economies such as China and India.

•	Nuclear. For the year ended December 31, 2007, U.S. commercial nuclear reactors operated at a capacity utilization rate of approximately 92%. We believe that the need to sustain these high utilization rates, while also maintaining a high degree of safety, will result in increased spending on testing, on-line monitoring and maintenance of these assets. Industrial Information Resources projected that maintenance spending on the North American reactor fleet will exceed $800 million in 2008.

Globally, there were 439 nuclear reactors in operation as of December 31, 2007. 75% of these reactors are more than 20 years old and only 34 reactors were under construction as of December 31, 2007. We believe it will be increasingly important to provide NDT solutions to the global nuclear power generation and transmission industry in order to prevent potentially catastrophic events and help the nuclear industry optimize availability of their assets.

•	Fossil. The fossil fuel power generation market consists of facilities that burn coal, natural gas or oil to produce electricity. These facilities operate at high capacity levels and can incur productivity loss if a shutdown is required. As a result, there is a significant demand for continual testing and maintenance of these facilities and their assets. In addition, to meet growing electricity demand, fossil power generation companies are increasing capital spending for capacity expansions and new facility construction. In 2006, the EIA projected that over 400 fossil power stations could be added by 2010.

Public Infrastructure

We believe that high profile infrastructure catastrophes, such as the collapse of the I-35W bridge in Minneapolis, have caused public authorities to more actively seek ways to prevent similar events from occurring. Public authorities tasked with the construction of new, and maintenance of existing, public infrastructure, including bridges and highways, increasingly use NDT solutions to test and inspect these assets. Importantly, these authorities now employ NDT solutions throughout the life of these assets, from their original design and construction, with the use of embedded sensing devices to enable on-line monitoring, through ongoing maintenance requirements.

Chemicals

As with oil and gas processing facilities, chemical processing facilities require significant spending on maintenance and monitoring. The average cost of plant construction for chemical assets has increased substantially (plant construction costs for processing of certain chemical assets, such as ammonia, have doubled in the past 10 years), which we believe creates a more concentrated focus on NDT solutions to limit further capital costs. Additionally, growing chemical end-markets continue to put strain on existing plants. Given their aging infrastructure, growing capacity constraints and increasing capital costs, we believe NDT continues to grow in importance in maintenance planning, quality and cost control and prevention of catastrophic failure in the chemicals industry.

Aerospace and Defense

The operational safety, reliability, structural integrity and maintenance of aircraft and associated products is critical to the aerospace and defense industries. Industry participants increasingly use NDT solutions to perform inspections upon delivery, and also periodically employ NDT during the operational service of aircraft, using advanced ultrasonic immersion systems or digital radiography in order to precisely detect structural defects. Industry participants also use NDT for the inspection of advanced composites found in new classes of aircraft, ultrasonic fatigue testing of complete aircraft structures, corrosion detection and on-board monitoring of landing gear and other critical components. We expect increased demand for our solutions from the aerospace industry to result from wider use of advanced composites and distributed on-line sensor networks and other embedded analytical applications built into the structure of assets to enable real-time performance monitoring and condition-based maintenance.

Transportation

The use of NDT services within the transportation industry is primarily focused in the automotive and rail segments. Within the automotive segment, manufacturers use NDT solutions throughout the entire design and development process, including the inspection of raw material inputs, during in-process manufacturing and, finally, during end-product testing and analysis. Although NDT technologies have been utilized in the automobile industry for a number of decades, we believe growth in the segment will accelerate as automobile manufacturers increasingly outsource their NDT requirements and take advantage of new technologies that enable them to more thoroughly inspect their products throughout the manufacturing process. Within the rail segment, NDT solutions are used primarily to test rails and passenger and tank cars.

Primary Metals and Metalworking

The market for NDT services for the primary ferrous and nonferrous metal industries has grown rapidly in recent years. The quality control requirements driven by the low defect tolerance within automated, robotic intensive metalwork industries, such as screw machining, serve as key drivers for the recent growth of NDT technologies, such as ultrasonics and radiography. We expect that increasingly stringent quality control requirements and competitive forces will drive the demand for more costly finishing and polishing which, in turn, will promote greater use of NDT throughout the production lifecycle.

Pharmaceuticals and Food Processing

Although the pharmaceuticals and food processing industries have historically not been large consumers of NDT solutions, we believe that in the future these industries will increasingly use NDT throughout their manufacturing and other processes. Because these industries use equipment, structures, facilities and other infrastructure similar to those of many of our other target markets, and these assets have reached an age where structural failures are becoming a significant risk, we expect increasing demand from those companies looking to protect their existing investments.

Our Competitive Strengths

We believe the following competitive strengths contribute to our market leading position and allow us to capitalize on growth opportunities in the NDT industry:

•	One-Stop Shop for NDT Solutions Worldwide. We believe we are the only vendor with a comprehensive suite of proprietary and integrated NDT services, software and other products worldwide, which positions us to be the leading single source provider for all of our customers’ NDT requirements. Through our network of 60 offices and independent representatives in 15 countries around the world, we offer an extensive portfolio of solutions that enables our customers to consolidate all their inspection requirements and the associated data storage and analytics on a single system that spans the customers’ entire enterprise. This allows our customers to more effectively manage their asset portfolio, plan asset maintenance based on predictive analytics rather than simple scheduled routines and track their assets globally, thereby enhancing asset productivity and utilization while minimizing the administrative costs of having multiple vendors. Collaboration between our services teams and product design engineers generates enhancements to our services, software and products, which provides a source of competitive advantage compared to companies that provide only NDT services or products to their customers.

•	Trusted Provider to a Diversified and Growing Customer Base. By providing critical and reliable NDT services, software and products for more than 30 years, we have become a trusted partner to a large and growing installed base of customers across numerous infrastructure-intensive industries. Our customers include some of the largest and most well-recognized firms in the oil and gas, chemical, power generation and transmission, aerospace and defense industries as well as the largest public authorities. We believe our customers frequently choose us based on our reputation and track record of execution. We leverage our strong relationships to sell additional solutions to our existing customers and attract new customers. As NDT becomes an increasingly strategic asset for our customers, we believe our reputation and history of successful execution will differentiate us from our competitors. Seven of our top 10 customers by revenues in fiscal 2008 have used our solutions for at least 10 years.

•	Repository of Customer-Specific Inspection Data. Our enterprise software solutions enable us to capture and store our customers’ testing and inspection data in a centralized database. As a result, we have accumulated large amounts of proprietary information that allows us to provide our customers with value-added services, such as predictive maintenance, inspection scheduling, data analytics and regulatory compliance. We believe our ability to provide these customized products and services, along with the high switching costs, provide us significant competitive advantages.

•	Proprietary Products, Software and Technology Packages. We have developed systems that have become the cornerstone of several unique NDT applications, such as those used for the testing of pressure vessels (the MONPAC technology package) or above-ground storage tanks (the TANKPAC technology package). These proprietary products allow us to efficiently and effectively provide complex solutions to our customers, resulting in a significant competitive advantage over our competition. In addition to the proprietary software and products that we sell to customers on a stand-alone basis, we also develop a range of proprietary sensors, instruments, systems and software used exclusively by our Services group.

•	Deep Domain Knowledge and Extensive Industry Experience. Our research and development team leads the industry in developing advanced NDT solutions such as on-line AE products, high speed automated UT systems, advanced UT technologies for thick composite testing, infrared systems for industrial applications, and portable UT and AE systems for two- or three-dimensional inspection. In addition, many of the members of our team have been instrumental in developing the testing standards followed by international standards-setting bodies, such as the American Society of Non-Destructive Testing and comparable associations in other countries. The scientists and engineers on our research and development team developed many of the advanced NDT technologies we use in our business, including portable corrosion mapping UT systems, enterprise software solutions for plant-wide inspection data archiving and management, and non-intrusive above ground tank testing.

•	Collaborating with Our Customers. Our NDT solutions have historically been designed in response to our customers’ unique performance specifications and are supported by our proprietary technologies. Our sales and engineering teams work with our various customers’ research and design staff during the design phase of our products in order to incorporate our product into specified infrastructure projects, as well as with facilities maintenance personnel to ensure that we are able to provide the NDT solutions necessary to meet these customers’ changing demands. As a result, we believe that our close, collaborative relationships with our customers provide us a significant competitive advantage.

•	Experienced Management Team. Our management team has a track record of leadership in NDT averaging approximately 20 years experience in the industry. They have extensive experience in growing businesses organically and in acquiring and integrating companies, which we believe is important to facilitate future growth in the fragmented NDT industry. In addition, our senior managers are supported by highly experienced project managers who are responsible for delivering our solutions to customers.

Our Growth Strategy

Our growth strategy emphasizes the following key elements:

•	Continue to Develop Software-Enabled Services and Products. We intend to maintain and enhance our technological leadership by continuing to invest in the internal development of new services, software and other products while opportunistically acquiring key technologies and solutions that address the highly specialized needs of our target markets. We believe that opportunities for significant growth from new solutions sales exist in our existing target markets and intend to capitalize on our extensive intellectual property to develop customized solutions for markets that we believe will significantly increase their use of NDT solutions in the future, such as alternative energy and agriculture.

•	Increase Revenues from Our Existing Customers. Many of our customers are global corporations with NDT requirements from multiple divisions at multiple locations across the globe. Currently, we capture a relatively small portion of their overall expenditures on NDT, either within a limited geography or within a subset of their overall NDT strategy. We believe our superior services, software and other products, combined with the trend of outsourcing NDT solutions, position us to significantly expand both the number of divisions and locations that we serve, and the types of solutions we provide. We strive to be the preferred global NDT partner for our customers and aim to become the single source provider for their NDT solution requirements.

•	Add New Customers in Existing Target Markets. Our customer base, which we define as the approximately 4,000 customers to which we have provided NDT solutions during fiscal 2008, represents a small fraction of the total number of companies in our target markets with NDT and asset integrity management requirements. Our scale, scope of products and services and expertise in creating technology-enabled solutions have allowed us to build a high-quality reputation and increase customer awareness about us and our NDT solutions. We intend to leverage our reputation and solutions offerings to win new customers within our existing target markets, especially as advanced NDT solutions are adopted internationally. We intend to continue to leverage our competitive strengths to win new business as customers in our existing target markets continue to seek a single source and trusted provider of advanced NDT solutions.

•	Expand Our Customer Base into Emerging End Markets. We believe we have significant opportunities to rapidly grow our customer base in emerging end markets. The expansion of our addressable markets is being driven by the increased recognition and adoption of NDT products and services in industries such as shipping and alternative energy, new NDT technologies enabling applications in industries such as healthcare and compressed and liquefied natural gas transportation, and the aging of infrastructure, such as construction and loading cranes and ports, to the point where visual inspection has proven inadequate and new NDT solutions are required. We expect to continue to expand our global sales organization, grow our inspection data management and data mining services and find new high-value applications, such as embedding our sensor technology in assembly lines for electronics and distributed sensor networks for aerospace applications. As companies in these emerging end markets realize the benefits of our NDT solutions, we expect to expand our leadership position by addressing customer needs and winning new business.

•	Continue to Capitalize on Acquisitions. We intend to continue employing a disciplined acquisition strategy to broaden and enhance our product and service offerings, add new customers, supplement our internal development efforts and accelerate our expected growth. We believe the market for NDT solutions is highly fragmented with a large number of potential acquisition opportunities. We have a proven ability to integrate complementary businesses as demonstrated by the success of our past acquisitions, which have often contributed entirely new products and services that have added significantly to our revenues and profitability. In addition, we have begun to offer and sell our advanced NDT solutions to customers of companies we acquired that had previously relied on traditional NDT solutions. Importantly, we have been able to improve the operational performance and profitability of our acquired businesses through strong integration and selling our advanced NDT solutions to their customers.

Our Solutions

We provide comprehensive NDT solutions to a diverse customer base. We combine the strengths of our proprietary products, industry expertise, a suite of software solutions and our highly skilled and experienced technicians and engineers to deliver a broad set of inspection, engineering and information technology services that address the complex business challenges faced by our customers. Depending on the requirements of our customers, we can sell them our software and other products on a stand-alone basis or as a complete end-to-end NDT solution consisting of sensor products, services and software. Importantly, as part of our solutions, we are increasingly providing on-line asset monitoring and management software enabling our customers to have real-time access to and assess the structural health of their infrastructure.

Our Services

We provide a range of testing and inspection services to a diversified customer base across energy-related, industrial and public infrastructure industries. We either deploy our services directly at the customer’s location or through our own network of field testing facilities. Our global footprint allows us to provide NDT inspection services through local offices in close proximity to our customers, permitting us to keep response time to a minimum, while maximizing our ability to develop meaningful, collaborative customer relationships. Examples of our comprehensive portfolio of services include: testing components of new construction as they are built or assembled, providing corrosion monitoring data to help customers determine whether to repair or retire infrastructure, providing material analysis to ensure the integrity of infrastructure components and supplying non-invasive on-stream techniques that enable our customers to pinpoint potential problem areas prior to failure. In addition, we also provide services to assist in the planning and scheduling of resources for repairs and maintenance activities. Our experienced inspection professionals perform these services, which are supported by our advanced proprietary software and hardware products.

Traditional NDT Services

Our certified personnel provide a range of traditional inspection services. For example, our visual inspectors provide comprehensive assessments of the condition of our customers’ plant equipment during capital construction projects and maintenance shutdowns. Of the broad set of traditional NDT techniques that we provide, several lend themselves to integration with our other offerings and often serve as the initial entry point to more advanced customer engagements. Two such techniques include:

•	Mechanical Integrity Services. We provide a broad range of mechanical integrity services that enable our customers to meet stringent regulatory requirements. These services increase plant safety, minimize unscheduled downtime and allow our customers to plan for, repair and replace critical components and systems before failure occurs. Our services are designed to complement a comprehensive predictive, preventative inspection and maintenance program that we can provide for our customers in addition to the mechanical integrity services. Customers of our mechanical integrity services have, in many instances, recognized the benefits associated with our PCMS software and implemented this solution to complement our inspection services.

•	Tank Inspection. We provide a comprehensive program for the inspection of above-ground storage tanks designed to meet stringent industry standards for the inspection, repair, alteration and reconstruction of oil and petrochemical storage tanks. This program includes magnetic flux exclusion for the rapid detection of floor plate corrosion, advanced ultrasonic systems and leak detection of floor defects, remote ultrasonic crawlers for shell and roof inspections and trained, certified inspectors for visual inspection and documentation.

Advanced NDT Services

In addition to traditional NDT services, we offer a broad range of proprietary advanced NDT services that we offer on a stand-alone basis or in combination with software solutions such as PCMS. We also provide on-line monitoring capabilities or other solutions that enable the delivery of accurate and real-time information to our customers. Our advanced NDT services require more complex equipment and more skilled inspection professionals to operate this equipment and interpret test results. Some of the technologies they use include:

• Automated ultrasonic testing	• Wireless data acquisition
• Guided ultrasonic long wave testing	• On-line plant asset integrity monitoring
• Infrared thermography	• Risk-based inspection
• Phased array ultrasonic testing	• Digital radiography
• Acoustic emission testing	• Sensor fusion

Examples of our advanced NDT techniques include the following:

•	Automated Ultrasonic Phased Array Inspection. We primarily use this technique to inspect welded areas during large capital construction and maintenance projects to determine whether the welds can withstand anticipated operating conditions, such as high pressures or temperatures. This technique employs an automated mobile scanner to obtain structural ultrasonic inspection data from multiple angles and locations. The principal competing technique is radiographic inspection, which generally impedes or requires the construction or maintenance work to be halted during the inspection. By using ultrasonic phased array inspection, our customers can continue to weld while our inspections are taking place, which shortens downtime during maintenance projects and accelerates the completion of construction projects.

•	Guided Ultrasonic Long Wave Testing. We typically use this technique to locate corrosion or metal loss in large volumes of piping. It allows us to inspect a long continuous section of piping from one location and follow up with further inspections on problem areas, as compared to more costly and time-intensive methods which require inspections at multiple locations along the same section of pipe. It also allows us to inspect the entire pipe body, enabling us to identify a larger percentage of flaws as compared to traditional techniques that inspect only a small portion of pipe walls.

•	Advanced Infrared Inspection. We generally employ this technique in place of ultrasonic inspections of large operating systems, such as boilers in industrial power plants, which rely on scans of sample areas of the system to test their integrity rather than a scan of the entire system. Traditional infrared inspection locates unexpected temperature differences to alert inspection personnel to potential problems with insulation, process systems, electrical systems and proper operating parameters. Our proprietary advanced infrared system enables us to scan large areas using a robotic crawler and not only examine temperature differences but also precisely measure the thickness of objects or materials. Our proprietary infrared scanning system examines the entirety of the tested structure to supply more comprehensive inspection data to plant engineers, providing them a higher level of confidence when deciding whether to repair, replace or retire the structure.

Our Software and Products

Our Software

Our software solutions are designed to meet the demands of our customers’ data analysis and asset integrity management requirements. Some of our key software solutions include:

     PCMS Enterprise Software: Asset Protection and Reliability

Our PCMS application is an enterprise software system that allows for the storage and analysis of data as captured by our testing and inspection products and services. PCMS allows our customers to design and develop asset integrity management plans that include:

•	optimal systematic testing schedules for their infrastructure based on real-time data captured by our sensors;

•	alerts that notify customers when to perform special testing services on suspect areas, enabling them to identify and resolve flaws on a timely basis; and

•	schedules for the maintenance and retirement of assets.

These plans are based on information stored in PCMS, which include results based upon the rates of deterioration shown by existing test results, information based on our past experiences in the operation and testing of similar structures and standards and recommended practices of numerous industrial standards-setting bodies, such as the American Society of Mechanical Engineers, the American Petroleum Institute and the Occupational Safety and Health Administration. Using PCMS allows our customers to demonstrate compliance with these standards and practices, which typically helps them reduce their insurance premiums and assure asset, product and employee safety. We believe that as a result of its superior functionality, PCMS is one of the more widely used condition management software systems in the world. We believe approximately 38% of U.S. refineries currently use PCMS.

In addition, our risk-based inspection (RBI) application enables PCMS users to test and analyze their assets’ operating conditions and other factors, such as operating temperature range and contact with highly flammable or corrosive products. This allows customers to classify or rank each asset according to the probability and consequences of its structural failure and schedule the appropriate frequency and types of testing for that asset. We believe our RBI program allows our customers to appropriately test their infrastructure in a more cost-effective manner while reducing their overall risk profile, which typically allows them to reduce their insurance premiums.

     Application-Based Software

We provide a comprehensive portfolio of application-specific software products, such as AE and automated UT and analysis. Our product line covers a broad range of testing and analysis methods, including neural networks, pattern recognition, wavelet analysis and moment tensor analysis.

Some of the key software solutions we offer include:

•	Advanced Data Analysis Pattern Recognition & Neural Networks Software (NOESIStm): An advanced data analysis and pattern recognition software package for AE applications. NOESIS enables our AE experts to develop automated remote monitoring systems for our customers.

•	AE Software Platform (AEwintm and AEwinPosttm): Windows-based real time applications software for detection, processing and analysis of AE data. This software locates the general location of flaws on or in our customers’ structures.

•	Loose Parts Monitoring Software (LPMS): A software program for monitoring, detecting and evaluating metallic loose parts in nuclear reactor systems in accordance with strict industry standards. LPMS alerts the operator on the floor and control room about potential loose parts, provides a user-friendly interface for operators to differentiate between noise and loose parts and identifies the location of the problem.

•	Automated UT and Imaging Analysis Software (UTwintmand UTIAtm): A complete software platform for analyzing ultrasonic inspection data and visualizing and identifying the location and size of potential flaws.

Technology Packages

In order to address some of the more common problems faced by our customers, we have developed a number of robust packaged technology solutions. These packages generally allow more rapid and effective testing of infrastructure because these packages minimize the need for service professionals to customize and integrate NDT solutions with the infrastructure and interpret test results. These packaged solutions use specialized testing procedures and hardware, advanced pattern recognition, neural network software and databases to compare test results against our prior testing data or national and international structural integrity standards. Some of our widely used technology packages in some of our target markets are:

Technology
Package	Type	Description	Benefits

TANKPACtm	AE On-line Tank Floor Inspection	Tests to monitor for emissions resulting from active corrosion of the tested infrastructure
•   Ability to perform tests on-stream

•   Non-intrusive testing

•   Quickly identify tanks that need inspection and resolve associated problems

•   Leave good tanks operational and save the shutdown and cleaning costs

MONPACtm	AE Pressure Vessel Testing	An AE “expert system” that evaluates the condition of metal pressure systems and tanks
•   Ability to perform tests on-stream

•   Rapid inspection capability

•   Global monitoring (100% inspection, including welds, repairs, base metal)

•   Reduction in inspection costs

•   Reduction in downtime resulting from improved information about plant condition

Technology
Package	Type	Description	Benefits

VPACtm	Loss Control for Valves in Process Plants	Estimates valve leakage based on measurements made using our inspection products	• Cost savings from detection of valve leaks • Cost savings are achieved in maintenance planning, troubleshooting plant operations and monitoring of losses for environmental purposes
POWERPACtm	AE On-line Power Transformer Monitoring	Through on-line monitoring, detects and locates partial discharge in power transformers by utilizing AE	• Non-intrusive testing • On-line testing identifies problems characterizing defects • Creates way to monitor problem transformers

Our Other Products

AE Products

We are a leader in the design and manufacture of AE sensors, instruments and turn-key systems used for the monitoring and testing of materials, pressure components, processes and structures. Though we principally sell our products as a system, which includes a combination of sensors, an amplifier, signal processing electronics, knowledge-based software and decision and feedback electronics, we can also sell these as individual components to certain customers that have the in-house expertise to perform their own services. Our sensors “listen” to structures and materials to detect real-time AE activity and to determine the presence of structural flaws in the inspected materials. Such materials include pressure vessels, storage tanks, heat exchangers, piping and reactors.

In addition, we provide leak monitoring and detection systems used in diverse applications, including the detection and location of both gaseous and liquid leaks in valves, vessels, pipelines and tanks. AE leak monitoring and detection, when applied in a systematic preventive maintenance program, has proven to substantially reduce costs by eliminating the need for visual valve inspection and unscheduled down-time. In addition, EPA requirements regarding fugitive emissions helps drive the market for this leak detection equipment.

Our complete AE product line includes:

•	AE Sensors: Over 200 different types of proprietary sensors.

•	Multi-channel AE Systems: Multi-sensor parallel processing systems capable of monitoring, detecting and locating defects in large structures, such as vessels, pipelines and platforms. These systems include our Sensor Highway II, which is designed for on-line remote monitoring of bridges and large transformers.

•	Hand-held Instruments: Portable AE systems easily adaptable to OEM applications.

•	Wireless AE Systems: Our wireless sensors can communicate with single base stations, or with base stations and other sensors in geographically dispersed “mesh” networks. Wireless capabilities are fully integrated into our Sensor Highway II units.

•	Intrinsically Safe Products: Certified sensors and AE systems to work in hazardous and potentially explosive environments such as the petrochemical industry.

UT Technology

We design, manufacture and market ultrasonic equipment under our NDT Automation brand name. While AE technology detects flaws and pinpoints their location, our UT technology has the ability to size defects in three-dimensional geometric representations. We manufacture a complete line of UT scanners with automated or manual capabilities, and design and fabricate custom scanners as requested by customers.

Vibration Sensors and Systems

We design, manufacture and market a broad portfolio of vibration sensing products under our Vibra-Metricstm brand name. These include accelerometers, on-line condition-based management systems, data delivery systems and a comprehensive assortment of ancillary support products. Our patented Sensor Highwaytm monitoring systems offer fully automated, unattended remote data acquisition and alarm reporting for mechanical equipment and machines, which enable us to provide real-time predictive maintenance data to our customers.

On-Line Monitoring

Our on-line monitoring offerings combine all of our NDT services, software and other products. We offer permanent or continuous monitoring and temporary monitoring. Continuous monitoring is used for long periods of time, for example, over the entire life of a structure. Temporary monitoring is typically used when there is a known defect or problem and the condition needs to be monitored until repaired or new equipment can be placed in service. Since 1988, we have provided these solutions to over eighty projects for a variety of industries and equipment applications, including bridges, transformers, steam and gas turbines, nuclear reactors and offshore oil platforms. Our monitoring systems can be accessed remotely and use a variety of sensing devices, can interface with customer data via the Internet or other proprietary networks and can include alarm, customer notification and automatic shut-down systems. By using different sensing devices such as sound, vibration, temperature, strain or corrosion gauges, often referred to as sensor fusion, we can monitor multiple factors that can lead to failure or corrosion in a structure.

An example of a permanent or continuous monitoring engagement is our monitoring of aging bridges for factors of degradation. Wire breakage in suspension bridges is usually the result of corrosion fatigue which slowly degrades the integrity of the bridge. Since wire breakage events are occasional and unpredictable, the most effective way to track the extent of deterioration is by continuous monitoring. Another example is offshore drilling platforms, which often develop slight flaws in high stress locations that can quickly and unpredictably expand into catastrophic failures. In many circumstances, such flaws cannot be reliably detected using conventional inspection techniques. Examples and prime candidates for our temporary on-line monitoring solutions include pressure vessels, such as a tank, where cracking is identified, but unless the crack grows the vessel can safely be operated until a planned maintenance or shutdown occurs.

Customers

During fiscal 2008, we provided our NDT solutions to approximately 4,000 different customers. The following table lists some of our larger customers by revenues for fiscal 2008, in each of our target markets.

Composite and Part
	Nuclear and Fossil	Testing, Including
Oil and Gas	Power Generation and	Aerospace and
(Including Petrochemical)	Transmission	Electronics	Chemicals

BP(1)	American Electric Power	Airbus	Air Products
Conoco	Bechtel	Rio Tinto	Bayer
ExxonMobil	Duke Energy	Kaiser Aluminum	Dow Chemical
Basell	Exelon	Samsung	Dupont
Petrobras	First Energy		Ineos
Shell	Florida Power & Light
Sunoco	General Electric
Valero	PP&L

Primary Metals		Pharmaceuticals	Public
and Metalworking	Transportation	and Food Processing	Infrastructure

Doncasters New England	Dana Corporation	AstraZeneca	Bechtel
Mid States Machine	Emergency One	Pfizer	Federal Highway Administration
Small Parts Incorporated		Pilgrims Pride	Parsons Engineering

(1)	Various divisions or business units of BP were responsible for 16.7%, 16.5% and 9.5% of our revenues during fiscal 2008, 2007 and 2006, respectively. Predominantly all of this revenue is included in our Services segment.

During the last three fiscal years, we derived our revenues from providing our NDT solutions to customers in the United States and over 60 countries around the world. Foreign countries where we provided NDT solutions responsible for more than approximately 1% of our revenues in fiscal 2008, listed in descending order of revenues, were: Brazil, France, the United Kingdom, China, Russia, Japan, The Netherlands, South Korea, Canada, Malaysia, Norway, Saudi Arabia, South Africa, Greece, Italy, Australia, Trinidad and Tobago, India, Tunisia, Turkey, the West Indies, Spain, Finland, Germany and Mexico.

Competition

We operate in a highly competitive, but fragmented, market. Our primary competitors are divisions of large companies, and many of our other competitors are small companies, limited to a specific product or technology and focused on a niche market or geographic region. We believe that none of our competitors currently provides the full range of NDT products, enterprise software and the traditional and advanced NDT services solutions that we offer. Our major competitors with respect to NDT services include the Acuren division of Rockwood Service Corporation, SGS Group, the TCM division of Team, Inc. and APPLUS RTD, which is majority-owned by The Carlyle Group. Our major competitor with respect to our PCMS software is UltraPIPE, a division of Siemens, and to a lesser extent, Lloyd’s Register Capstone, Inc. Our major competitors with respect to our ultrasonic products are GE Inspection Technologies and Olympus NDT. In the traditional NDT market, we believe the principal competitive factors are price, reputation and quality. In the advanced NDT market, reputation, quality and size are more significant competitive factors than price. In light of several characteristics of the NDT industry and obstacles facing competitors, only a few of our existing competitors can compete with us on a global basis, and we believe few new companies are likely to enter the market. Some of the most significant of such characteristics and obstacles include: (1) having to acquire or develop advanced NDT services, software and other product technologies, which in our case occurred over many years of customer engagements and at significant internal research and development expense, (2) complex regulations and safety codes that require significant industry experience, (3) license requirements and evolved quality and safety programs, (4) costly and time consuming certification processes, (5) capital requirements and (6) emphasis by large customers on size and critical mass, length of relationship and past service record.

Sales and Marketing

We sell our NDT solutions through all of our 60 offices worldwide. As of August 15, 2008, our world-wide sales and marketing team consisted of 42 dedicated employees as well as several members of our executive management team who are also active in the sales process. Our direct sales and marketing teams work closely with our customers’ research and design personnel, reliability engineers and facilities maintenance engineers to demonstrate the benefits and capabilities of our NDT solutions, refine our NDT solutions based on changing customer needs and identify potential sales opportunities. We provide our NDT solutions under well known, industry-recognized brand names including CONAM Inspection & Engineering Services Inc., Physical Acoustics Corporation and Vibra-Metrics, as well as lesser-known regional, local or product specific brand names. Over time, we plan to promote the name Mistras using the tag line of “A World of NDT Solutions.” We divide our sales and marketing efforts into services sales, software and other products sales and marketing.

Services Sales

In addition to over 45 general and “center of excellence” managers and executives, our dedicated services sales group employs 14 regional and business development managers and professionals, each of whom is responsible for educating our existing and potential customers about our NDT services offerings for a specific geographic region. The sales cycle for our more significant services engagements is typically three to six months. We generally provide our services under one- to three-year contracts, but none of our services contracts legally obligate our customers to purchase from us on a going-forward basis. Historically, a majority of our total services revenues have been recurring because of the length of certain of our client relationships and the number of our technicians who work for extended and predictable periods at our customer locations.

Software and Products Sales

Our software and products sales group employs 13 corporate level sales managers and professionals, each of whom is responsible for educating our existing and potential customers about our diverse portfolio of NDT software and other products in a geographic region. This team is supported by experts and scientists who work globally to provide design, installation and other sales support for more specialized niche applications, as well as customer support after purchase. The sales cycle for our software and other products is typically three to 12 months. We generally provide our software under one-year renewable license agreements.

International Sales

Our international sales group employs 12 sales managers and professionals, each of whom is responsible for educating our existing and potential customers about our NDT solutions in the geographical areas outside the United States other than China and South Korea. The sales cycle for our NDT solutions and the agreements under which we provide them in these areas are substantially similar to those of our other segments.

Marketing

Our marketing group consists of five employees, and focuses primarily on supporting purchase decisions by our existing and potential customers’ facilities managers, design engineers and research and development personnel by providing them product demonstrations, product testing, displays, marketing collateral and training programs. In addition, we support our brands through a range of print advertising and dedicated websites. Our websites have been designed to be a readily available source of information about our NDT solutions, assisting our sales, marketing and customer service activities on a 24-hour basis.

Manufacturing

Our hardware products are manufactured in our Princeton Junction, New Jersey facility. This is a modern manufacturing facility equipped with the latest surface mount manufacturing equipment and automated test equipment. Our Princeton Junction facility includes all the capabilities and personnel to fully produce all of our AE products, NDT Automation ultrasonic equipment and Vibra-Metricstm vibration sensing products.

Intellectual Property

Our success depends, in part, on our ability to maintain and protect our proprietary technology and to conduct our business without infringing on the proprietary rights of others. We utilize a combination of intellectual property safeguards, including patents, copyrights, trademarks and trade secrets, as well as employee and third-party confidentiality agreements, to protect our intellectual property.

As of August 15, 2008, in the United States we held 21 patents, which will expire at various times between 2010 to 2023, and had no outstanding patent applications. Although we believe our existing patents have significant value, we currently do not principally rely on our patented technologies to provide our NDT solutions. We periodically assess appropriate circumstances for seeking patent protection for those aspects of our technologies, designs, methodologies and processes that we believe provide significant competitive advantages. We have also licensed certain patent rights from third parties for new NDT technologies involving thermography and a method to measure wall thinning and geometric changes in boiler tubes. However, we do not significantly rely upon these licensed technologies in providing our NDT solutions and the royalties we pay for these licenses are not material.

As of August 15, 2008, the primary trademarks and service marks that we held in the United States included Mistras, CONAM Inspection (CONAM), Physical Acoustics Corporation (PAC), and Controlled Vibrations Inc. Other trademarks or service marks that we utilize in localized markets or product advertising include PCMS, MONPAC, PERFPAC, TANKPAC, Code Services, Quality Services Laboratories Inc. (QSL), Caliber Inspection, PRI, Universal and Alpha, NDT Automation, and Controlled Vibrations Inc.

Many elements of our NDT solutions involve proprietary know-how, technology or data that are not covered by patents or patent applications because they are not patentable, or patents covering them would be difficult to enforce, including technical processes, equipment designs, algorithms and procedures. We believe that this proprietary know-how, technology and data is the most important component of our intellectual property assets used in our NDT solutions, and is a primary differentiator of our NDT solutions from those of our competitors. We rely on various trade secret protection techniques and agreements with our customers, service providers and vendors to protect these assets. All of our employees in our Software and Products segment and certain of our other employees involved in the development of our intellectual property have entered into confidentiality and proprietary information agreements with us. These agreements require our employees not to use or disclose our confidential information, to assign to us all of the inventions, designs and technologies they develop during the course of employment with us, and otherwise address intellectual property protection issues. We also seek confidentiality agreements from our customers and business partners before we disclose any sensitive aspects of our NDT solutions technology or business strategies. We are not currently involved in any material intellectual property claims.

Research and Development

Our research and development is principally conducted by 28 engineers and scientists at our Princeton Junction, New Jersey headquarters, and supplemented by other employees in the United States and throughout the world, including France, Greece, Japan and Russia, who have other primary responsibilities. Our total professional staff includes 22 employees who hold Ph.D.s, and 62 employees who hold Level III certification, or the highest level of certification from the American Society of Non-Destructive Testing.

We work with many of our customers on developing new products or applications for our technology. Research and development expenses are reflected on our consolidated statements of operations as research and engineering expenses. Our company-sponsored research and development expenses were approximately $1.0 million, $0.7 million and $0.7 million for fiscal 2008, 2007 and 2006, respectively. In addition, while we have in the past self-funded the majority of our research and development expenditures, we also had customer-sponsored research and development revenues of approximately $0.6 million, $0.8 million and $1.3 million in fiscal 2008, 2007 and 2006, respectively.

Employees

Providing our NDT solutions requires a highly skilled and technically proficient employee base. As of August 15, 2008, we had approximately 1,600 employees worldwide and approximately 1,300 of Mistras’ employees were based within the United States, of which approximately 85% were hourly. Fewer than twenty of our hourly employees in the United States are unionized. We believe that we have good relations with our employees.

Facilities

As of August 15, 2008, we operated 60 offices in 15 countries, with our corporate headquarters located in Princeton Junction, New Jersey.

The locations of our operating properties are set forth below by geographic region. As of August 15, 2008, we owned the properties located in Olds, Alberta; Monroe, North Carolina; Trainer, Pennsylvania; Houston and Pasadena, Texas; and Gillette, Wyoming; and we occupied the other properties under leases.

Geographic Region	City and State or Country

United States	Decatur, Alabama	Woodbridge, New Jersey
	Theodore, Alabama	Bloomfield, New Mexico
	Benicia (near San Francisco), California	Bohemia, New York
	Long Beach, California	Monroe, North Carolina
	Signal Hill (near Los Angeles), California	Heath, Ohio
	Denver, Colorado	Independence, Ohio
	East Granby, Connecticut	Lima, Ohio
	Waterford, Connecticut	Carnegie, Pennsylvania
	Chubbuck, Idaho	Manchester, Pennsylvania
	Burr Ridge, Illinois	Trainer, Pennsylvania
	Carol Stream, Illinois (inactive)	Roebuck, South Carolina
	Edwardsville, Illinois	Granbury, Texas
	South Holland, Illinois	Houston, Texas
	Noblesville, Indiana	La Marque, Texas
	Ashland, Kentucky	Pasadena, Texas
	Louisville, Kentucky	North Salt Lake, Utah (3 locations)
	Prairieville, Louisiana	Bellingham, Washington
	Auburn, Massachusetts	Kent, Washington
	Springfield, Massachusetts	Evanston, Wyoming
	Old Bridge, New Jersey	Gillette, Wyoming
Princeton Junction, New Jersey

Asia-Pacific	Beijing, China
Navi Mumbai, India
Tokyo, Japan

Canada	Grande Prairie, Alberta
Olds, Alberta
Red Deer, Alberta

Europe	Cambridge, England
Sucy-en-Brie (near Paris), France
Hamburg, Germany
Athens, Greece
Rotterdam, The Netherlands
Moscow, Russia
Gothenburg, Sweden

Middle East	Manama, Kingdom of Bahrain

South America	Buenos Aires, Argentina
Bahia, Brazil
São Paulo, Brazil

Environmental Matters

We are subject to numerous environmental, legal and regulatory requirements related to our operations worldwide. In the United States, these laws and regulations include, among others: the Comprehensive Environmental Response, Compensation, and Liability Act, the Resources Conservation and Recovery Act, the

Clean Air Act, the Federal Water Pollution Control Act, the Toxic Substances Control Act, the Atomic Energy Act, the Energy Reorganization Act of 1974, as amended, and applicable state regulations.

In addition to the federal laws and regulations, states and other countries where we do business often have numerous environmental, legal and regulatory requirements by which we must abide. We evaluate and address the environmental impact of our operations by assessing properties in order to avoid future liabilities and comply with environmental, legal and regulatory requirements. Thus far, we are not involved in specific environmental litigation and claims, including the remediation of properties we own or have operated, as well as efforts to meet or correct compliance-related matters. We do not expect costs related to environmental matters to have a material adverse effect on our consolidated cash flows, financial position or results of operations.

Legal Proceedings

We are subject to periodic lawsuits, investigations and claims that arise in the ordinary course of business. Although we cannot predict with certainty the ultimate resolution of lawsuits, investigations and claims asserted against us, we do not believe that any currently pending legal proceeding to which we are a party will have a material adverse effect on our business, results of operations, cash flows or financial condition. The costs of defense and amounts that may be recovered in such matters may be covered by insurance.

On September 25, 2007, two former employees, individually and on behalf of a purported class consisting of all current and former employees who work or worked as on-site construction workers, testing technicians and inspectors for Conam in the State of California at any time from September 2003 through the date of judgment, if any, in this action, filed an action against Conam in the United States District Court, Northern District of California. The Complaint alleges, among other things, that Conam violated the California Labor Code by failing to pay required overtime compensation and provide meal periods and accurate itemized wage statements. The Complaint also alleges that Conam violated the California Business and Professions Code by engaging in the unlawful business practices of failing to compensate employees for missed meal periods and requiring employees to work alternative workweek schedules, which were improperly adopted and implemented. The relief sought includes damages, penalties, interest, attorneys’ fees and costs, injunctive relief, restitution and such other relief as the court deems proper. Conam denies all these claims. Plaintiffs’ putative class remains uncertified. The hearing on Plaintiffs’ motion for class certification is currently scheduled for October 3, 2008, but the parties have stipulated to postpone the hearing until after a mediation, which has been scheduled for October 13, 2008.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information concerning our executive officers, directors and director nominee as of August 15, 2008:

Name	Age	Position

Sotirios J. Vahaviolos(1)	62	Chairman, President, Chief Executive Officer and Director
Paul Peterik(1)	58	Chief Financial Officer and Secretary
Mark F. Carlos(1)	57	Group Executive Vice President, Software and Products
Phillip T. Cole(1)	55	Group Executive Vice President, International
Michael J. Lange(1)	48	Group Executive Vice President, Services, and Director
Elizabeth Burgess(2)	43	Director
Daniel M. Dickinson(3)(4)	47	Director
James J. Forese(2)	72	Director
Richard H. Glanton(3)(4)(5)	62	Director nominee
Manuel N. Stamatakis(2)(3)(4)	61	Director

(1)	Executive Officer

(2)	Member of audit committee

(3)	Member of compensation committee

(4)	Member of nominating and corporate governance committee

(5)	Mr. Glanton will be nominated and elected as a director effective upon completion of this offering.

Sotirios J. Vahaviolos has served as our Chairman; President and Chief Executive Officer since he founded Mistras in 1978 under the name Physical Acoustics Corp. Prior to joining Mistras, Dr. Vahaviolos worked at AT&T Bell Laboratories. Dr. Vahaviolos received a BS in Electrical Engineering and graduated first in his class from Fairleigh Dickinson University and received a Master of Science (EE), Masters in Philosophy and a Ph.D.(EE) from the Columbia University School of Engineering. During Dr. Vahaviolos’ career in NDT, he has been elected Fellow of The Institute of Electrical and Electronics Engineers, a member of The American Society for Nondestructive Testing (ASNT) where he served as its President from 1992-1993 and its Chairman from 1993-1994, a member of Acoustic Emission Working Group (AEWG) and an honorary life member of the International Committee for Nondestructive Testing. Additionally, he was the recipient of ASNT’s Gold Medal in 2001 and AEWG’s Gold Medal in 2005.

Paul “Pete” Peterik joined Mistras in May 2005 as our Chief Financial Officer and Secretary. Prior to joining Mistras, Mr. Peterik was the Chief Financial Officer of Integrated Leasing Corp., a leasing company serving the electronic payment processing industry, from August 2003 until the business was sold in January 2005. From November 2002 to August 2003, Mr. Peterik operated his own financial consulting business for start-up and mid-sized companies. From 1980 to 2002, Mr. Peterik was employed as chief financial officer or chief operating officer at various private and public companies. Mr. Peterik was employed with PricewaterhouseCoopers LLP for nine years from 1971 to 1980, where he attained the position of audit manager.

Mark F. Carlos is Group Executive Vice President responsible for Software and Products. Mr. Carlos joined Mistras at its founding in 1978. Prior to joining Mistras, Mr. Carlos worked at AT&T Bell Laboratories. Mr. Carlos received a Masters in Business Administration from Rider University and a Masters in Electrical Engineering from Columbia University. Mr. Carlos is an elected Fellow of ASNT and AEWG, and currently serves as the Vice Chairman of the American Society for Testing and Materials’ NDT Standards Writing Committee E-3 and was the recipient of its prestigious Charles W. Briggs Award in 2007.

Phillip T. Cole is Group Executive Vice President, International, and Managing Director of Physical Acoustics Limited (PAL). Mr. Cole founded Dunegan UK in 1983, which was acquired by PAL in 1986.

Mr. Cole obtained a master’s degree in physics and electronic engineering from Loughborough University. Mr. Cole began his career at TI Research in the U.K. where he focused on NDT electromagnetic-acoustic devices.

Michael J. Lange is Executive Vice President responsible for Services. He joined Mistras when it acquired Quality Services Laboratories in November 2000. He was elected a Director in 2003. Mr. Lange is a well recognized authority in Radiography and has held an ASNT Level III Certificate for almost 20 years. Mr. Lange received an Associate of Science degree in NDT from the Spartan School of Aeronautics in 1979.

Elizabeth Burgess has served as a Director since October 2005. Ms. Burgess is a senior partner and co-founder of Altus Capital Partners, a private equity fund launched in 2003, and served as a Vice President of its predecessor fund, Max Capital Partners, which she joined in 2000. She currently serves on the board of directors for several private companies that are part of the Altus Capital portfolio. Ms. Burgess received a B.S. from the State University of New York at Plattsburgh and an M.B.A. from Columbia University Graduate School of Business.

Daniel M. Dickinson has served as a Director since August 2003. Mr. Dickinson has been employed since 2001 by, and is currently a Managing Partner of, Thayer | Hidden Creek, a private investment firm located in Washington, D.C. Mr. Dickinson serves as a director and a member of the compensation committee of Caterpillar, Inc. and as a director and a member of the governance and compensation committee of BFI Canada Income Fund as well as a director of several private companies. Mr. Dickinson received a J.D. and M.B.A. from the University of Chicago and a B.S. in Mechanical Engineering and Materials Science from Duke University.

James J. Forese has served as a Director since August 2003. Mr. Forese joined Thayer | Hidden Creek in July 2003 and currently serves as an Operating Partner and Chief Operating Officer. Prior to joining Thayer | Hidden Creek, Mr. Forese worked at IKON Office Solutions, most recently as the Chairman and Chief Executive Officer. Mr. Forese serves as a director, the audit committee chair and member of the compensation committee of Anheuser-Busch Companies Inc., non-executive Chairman of Spherion Corporation, a director and the audit committee chair of BFI Canada Income Fund and a director of several private organizations. Mr. Forese received a B.E.E. in Electrical Engineering from Rensselaer Polytechnic Institute and an M.B.A. from Massachusetts Institute of Technology.

Richard H. Glanton will become a member of our board of directors upon the completion of this offering. Mr. Glanton is Chief Executive Officer and Chairman of the Philadelphia Television Network, a privately-held media company. From May 2003 to May 2007, Mr. Glanton served as the Senior Vice President of Corporate Development for Exelon Corporation. From 1986 to 2003 he was a partner in the law firm of Reed Smith LLP in Philadelphia. Mr. Glanton currently is a director of Aqua America, Inc. and The CEO Group, Inc. and is a member of the Board of Trustees of Lincoln University. Mr. Glanton received a BA in English from West Georgia College and a J.D. from University of Virginia School of Law.

Manuel N. Stamatakis has served as a Director since 2002. Mr. Stamatakis is the Chairman and Chief Executive Officer of Capital Management Enterprises, Inc., a financial services and employee benefits consulting company headquartered in Valley Forge, Pennsylvania. Mr. Stamatakis currently serves as Chairman of the Board of Drexel University College of Medicine, the Philadelphia Shipyard Development Corporation, and the Pennsylvania Supreme Court Investment Advisory Board. Mr. Stamatakis received a Bachelors’ of Science in Industrial Engineering from the Pennsylvania State University in 1969 and received an honorary Doctorate of Business Administration from Drexel University.

Our executive officers are elected by, and serve at the discretion of, our board of directors. There are no family relationships among any of our directors or executive officers.

Board of Directors

Board Composition

Our board of directors currently consists of seven members. Under our second amended and restated certificate of incorporation that will be in effect upon the completion of this offering, the authorized number of directors may be changed only by resolution of the board of directors. At each annual meeting of stockholders commencing with the meeting in 2009, the directors will be elected to serve until the earlier of their death, resignation or removal or until their successors have been elected and qualified.

Director Independence

In June 2008, our board of directors undertook a review of the independence of the directors and considered whether any director has a relationship with us that precludes a determination of independence within the meaning of the rules of the New York Stock Exchange. As a result of this review, our board of directors determined that Ms. Burgess and Messrs. Dickinson, Forese, Glanton and Stamatakis, representing five of the seven directors we will have upon completion of the offering, are “independent directors” as defined under the rules of the New York Stock Exchange, constituting a majority of independent directors of our board of directors as required by the rules of the New York Stock Exchange.

Committees of the Board of Directors

Upon the completion of this offering, we will have an audit committee, a compensation committee and a nominating and corporate governance committee with the composition and responsibilities described below.

Audit Committee

Our audit committee will be comprised of Messrs. Forese and Stamatakis and Ms. Burgess, each of whom is a non-employee member of our board of directors, with Mr. Forese serving as the initial chairperson of our audit committee. Our board of directors has determined that each member of our audit committee meets the requirements for independence and financial literacy, and that Mr. Forese qualifies as an audit committee financial expert, under the applicable requirements of the New York Stock Exchange and SEC rules and regulations. The audit committee will be responsible for, among other things:

•	selecting and hiring our independent auditors, and approving the audit and non-audit services to be performed by our independent auditors;

•	evaluating the qualifications, performance and independence of our independent auditors;

•	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

•	reviewing the adequacy and effectiveness of our internal control policies and procedures;

•	discussing the scope and results of the audit with the independent auditors and reviewing with management and the independent auditors our interim and year-end operating results; and

•	preparing the audit committee report that the SEC requires in our annual proxy statement.

Compensation Committee

Our compensation committee will be comprised of Messrs. Dickinson, Glanton and Stamatakis, each of whom is a non-employee member of our board of directors, with Mr. Stamatakis serving as the initial chairperson of our compensation committee. Our board of directors has determined that each member of our compensation committee meets the requirements for independence under the current requirements of the New York Stock Exchange. The compensation committee will be responsible for, among other things:

•	reviewing and approving for our executive officers: annual base salaries, annual incentive bonuses, including the specific goals and amount, equity compensation, employment agreements, severance arrangements and change in control arrangements and any other benefits, compensation or arrangements;

•	reviewing the succession planning for our executive officers;

•	overseeing compensation goals and bonus and stock compensation criteria for our employees;

•	reviewing and recommending compensation programs for outside directors;

•	preparing the compensation discussion and analysis and compensation committee report that the SEC requires in our annual proxy statement; and

•	administering, reviewing and making recommendations with respect to our equity compensation plans.

Nominating and Governance Committee

Our nominating and governance committee will be comprised of Messrs. Dickinson, Glanton and Stamatakis, each of whom is a non-employee member of our board of directors, with Mr. Glanton serving as the initial chairperson of our nominating and governance committee. Our board of directors has determined that each member of our nominating and governance committee satisfies the requirements for independence under the rules of the New York Stock Exchange. The nominating and governance committee will be responsible for, among other things:

•	assisting our board of directors in identifying prospective director nominees and recommending nominees for each annual meeting of stockholders to the board of directors;

•	reviewing developments in corporate governance practices and developing and recommending governance principles applicable to our board of directors;

•	overseeing the evaluation of our board of directors and management;

•	recommending members for each board committee to our board of directors; and

•	reviewing and monitoring our code of ethics and actual and potential conflicts of interest of members of our board of directors and officers.

Code of Ethics

In connection with this offering our board of directors will adopt a code of ethics for our principal executive and senior financial officers. The code will apply to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Upon the effectiveness of the registration statement of which this prospectus forms a part, the full text of our code of ethics will be posted on our website at www.mistrasgroup.com. We intend to disclose future amendments to certain provisions of our code of ethics, or waivers of such provisions, applicable to any principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions as required by law or regulation. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Limitations on Liability and Indemnification Matters

Our second amended and restated certificate of incorporation and amended and restated bylaws, each of which will be in effect upon the completion of this offering, contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

Our amended and restated bylaws also provide that we are obligated to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity, regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered, and expect to continue to enter, into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. With specified exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our second amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

There is no currently pending material litigation or proceeding involving any of our directors or officers for which indemnification is sought.

Director Compensation

We reimburse each member of our board of directors who is not an employee for reasonable travel and other expenses in connection with attending meetings of the board of directors or committees thereof. Our directors received no other compensation for their services as such in fiscal 2008.

Executive Compensation

Compensation Discussion and Analysis

Our current compensation program for our “named executive officers” (as defined under “— Summary Compensation Table”) was developed and implemented by our board of directors while we were a private company. Therefore, our current compensation program, and the process by which it was developed, is less formal than that which we plan to follow as a public company.

In connection with this offering, we will review our compensation philosophy and expect to adopt compensation policies and objectives that generally are more consistent with those of a public, rather than private, company. To this end, our compensation committee will undertake a review of director and executive officer compensation trends at comparable companies and provide recommendations to our board of directors with respect to compensation arrangements following the completion of this offering. We anticipate that individual performance objectives will be identified in the future. However, we cannot predict what the compensation committee’s recommendations or such objectives will be.

We currently have no employment agreements with our named executive officers. In connection with this offering, we anticipate entering into employment agreements with our named executive officers on terms to be agreed between us and the executives. We have established the following primary objectives in negotiating these employment agreements:

•	attracting, retaining and motivating executive officers with the knowledge, skills and experience that are critical to our success;

•	ensuring that executive compensation is aligned with our corporate strategies and business objectives; and

•	promoting the achievement of key strategic and financial performance measures by linking cash incentives to the achievement of operating results.

After completion of this offering, our compensation committee will oversee our executive compensation program. For more information on our compensation committee after completion of the offering, see “Compensation Committee” above. Given the limited formal procedures we have employed as a private company, we expect that our approach to executive compensation as a public company, as developed and implemented by our compensation committee, will vary significantly from our historical practice. We expect that the compensation committee will meet periodically to make recommendations for base salaries, bonuses, stock option awards, long-term incentive awards and other compensation and benefits to be paid, granted or provided to our named executive officers. In making these recommendations, we expect that the compensation committee will consider (1) our historical and expected performance, (2) the alignment of individual performance with our operational objectives, (3) the anticipated level of difficulty in replacing our named executive officers with persons of comparable experience, skill and knowledge, and (4) the recommendations of any external advisors that it may engage.

Components of Executive Compensation for Fiscal 2008

The principal components of our current executive compensation program are base salary and an annual performance bonus principally based on our revenues and EBITDA (and in the case of our named executive officers other than Dr. Vahaviolos and Mr. Peterik, on the financial performance of the group for which each such named executive officer is responsible). In addition, we maintain certain benefits and perquisites for our named executive officers, which are dependent, in part, on the country in which the named executive officer is located. Although each element of compensation described below is considered separately, our existing compensation committee takes into account the aggregate compensation package for each individual in its determination of each individual component of that package. The components of executive compensation have been as follows:

Base salary.  Base salary is a fixed compensation amount paid during the course of the fiscal year. Each named executive officer’s base salary is reviewed on an annual basis by our existing compensation committee. Historically, we have not applied specific formulas to set base salary or to determine salary increases, nor have we sought to formally benchmark base salary against similarly situated companies. Generally, salary is determined by reference to the scope of each named executive officer’s responsibilities and is intended to provide a basic level of compensation for performing the job expected of him. We believe that each named executive officer’s base salary must be competitive in our industry and with the market generally with respect to the knowledge, skills and experience that are necessary for him to meet the requirements of his position.

Annual cash incentives.  Annual cash incentives are intended to reward named executive officers for individual performance. The named executive officers have the potential to earn cash incentives up to a maximum of 100 percent of base salary. In fiscal 2008, the cash incentives were principally based on our revenues and EBITDA. We chose revenues as a metric in order to incentivize and reward revenue growth and EBITDA because we believe it is a useful measure of our profitability. The targets set by our compensation committee for fiscal 2008 were revenues of $142 million (after intercompany eliminations) and EBITDA of $23 million. In addition, the cash incentives for our named executive officers were based in part on other factors, such as new product introduction, customer base growth, customer retention, completion of acquisitions and successful integration of acquired companies or assets and, solely with respect to our named executive officers other than Dr. Vahaviolos and Mr. Peterik, on the performance of the group for which each is responsible, although we did not assign a target for any of these factors. Instead, with respect to these factors, we used our own experience and judgment to determine whether and to what extent each named executive officer’s cash incentives should be adjusted as a result of his or her performance with respect to such factors. In fiscal 2008, we exceeded our targets with revenues of approximately $152 million and EBITDA of approximately $28 million. The cash incentives paid to our named executive officers ranged from approximately 28.6% to 47.4% of our named executive officers’ base salaries. We did not adhere to a fixed formula for determining the aggregate cash incentives once the applicable targets for revenues and EBITDA were met; nor did we assign a fixed weight to the other metrics on which such incentives were based.

Benefits and perquisites.  Our named executive officers are eligible to receive the same benefits that are available to all employees. We provide a qualified matching contribution to each employee, including our named executive officers, who participate in our 401(k) plan. This matching policy provides that we match half of the first 6% of compensation that our named executive officers contributed to the plan. We also provide certain additional benefits to our named executive officers located outside the United States, including health and dental insurance and a car allowance, which we believe are consistent with those offered by other companies and specifically with those companies with which we compete for these employees. We did not provide any other personal benefits or pension, deferred compensation or other retirement benefits to our named executive officers in fiscal 2008.

Employment Agreements

We currently have no employment agreements with our named executive officers. In connection with this offering, we anticipate entering into employment agreements with our named executive officers on terms to be agreed between us and the executives.

Potential Payments upon Termination of Employment or a Change of Control

The named executive officers are not entitled to receive any benefits that are not otherwise available to other employees in connection with a termination of employment or a change in control of us.

Summary Compensation Table for Fiscal 2008(1)

The following table provides information regarding the compensation of our Chief Executive Officer, Chief Financial Officer and each of the next three most highly compensated executive officers in fiscal 2008. We refer to these executive officers as our “named executive officers.”

				All Other
		Salary	Bonus	Compensation		Total
Name and Principal Position	Year	($)	($)	($)		($)

Sotirios J. Vahaviolos	2008	$316,241	$150,000	$34,384	(2)	$500,625
Chairman, President and Chief Executive Officer
Paul “Pete” Peterik	2008	216,537	90,000	28,035	(3)	334,572
Chief Financial Officer and Secretary
Michael J. Lange	2008	185,452	85,000	28,897	(4)	299,350
Group Executive Vice President, Services
Mark F. Carlos	2008	153,670	35,500	12,367	(5)	201,537
Group Executive Vice President, Software and Products
Phillip T. Cole	2008	196,446	56,206	34,552	(6)	287,204
Group Executive Vice President, International

(1)	Columns disclosing compensation under the headings “Stock Awards,” “Option Awards,” “Non-Equity Incentive Plan Compensation,” and “Nonqualified Deferred Compensation Earnings” are not included because no compensation in these categories was awarded to, earned by or paid to our named executive officers in fiscal 2008.

(2)	Includes matching contributions under our 401(k) Plan of $7,750 and vehicle allowances of $14,712.

(3)	Includes matching contributions under our 401(k) Plan of $8,313 and vehicle allowances of $7,800.

(4)	Includes matching contributions under our 401(k) Plan of $4,854 and vehicle allowances of $12,278.

(5)	Includes matching contributions under our 401(k) Plan of $4,900 and vehicle allowances of $3,000.

(6)	Includes contributions for retirement and health care insurance of $25,268 and vehicle allowances of $8,431.

Outstanding Equity Awards at 2008 Fiscal-Year End

The following table provides information regarding equity awards granted to our named executive officers that were outstanding as of May 31, 2008:

Option Awards
	Number of		Number of
	Securities		Securities
	Underlying		Underlying	Option
	Unexercised		Unexercised	Exercise	Option
	Options		Options	Price	Expiration
Name	Exercisable		Unexercisable	($/Share)	Date

Sotirios J. Vahaviolos	—		—	$—	—
Paul “Pete” Peterik(1)	6,250	(1)	6,250	5.00	05/25/2010
Mark F. Carlos	—		—	—	—
Phillip T. Cole	—		—	—	—
Mike Lange	—		—	—	—

(1)	This option grant was received upon joining Mistras in 2005 and vests annually as to 25% of the shares of the underlying common stock.

Option Exercises During Fiscal 2008

None of our named executive officers exercised stock options during fiscal 2008.

Pension Benefits and Non-Qualified Deferred Compensation in Fiscal 2008

We do not currently provide our named executive officers with pension benefits or nonqualified defined contribution or other nonqualified deferred compensation.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common stock and the shares beneficially owned by all selling stockholders as of          , 2008, and as adjusted to reflect the sale of our common stock offered by this prospectus by:

•	the executive officers named in the summary compensation table;

•	each of our directors;

•	all of our current directors and executive officers as a group;

•	each stockholder known by us to own beneficially more than five percent of our common stock; and

•	all selling stockholders.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Shares of common stock that may be acquired by an individual or group within 60 days of          , 2008, pursuant to the exercise of options or warrants, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. Percentage of ownership is based on           shares of common stock outstanding on          , 2008 which assumes the conversion of all outstanding shares of our Class A Convertible Redeemable Preferred Stock, Class B Convertible Redeemable Preferred Stock into shares of common stock and           shares of common stock outstanding after the completion of this offering.

Except as indicated in footnotes to this table, we believe that the stockholders named in this table have sole voting and investment power with respect to all shares of common stock shown to be beneficially owned by them, based on information provided to us by such stockholders. The address for the directors and executive officers set forth below is 195 Clarksville Road, Princeton Junction, NJ 08550.

					Shares Beneficially		Shares Beneficially
					Owned		Owned
					After this Offering,		After this Offering,
				Shares	Assuming		Assuming
	Shares Beneficially			Being Sold	No Exercise of the		Full Exercise of the
	Owned Prior to this			in this	Over-Allotment		Over-Allotment
	Offering			Offering	Option		Option
Beneficial Owner	Number	Percent		Number	Number	Percent	Number	Percent

Directors and Executive Officers
Sotirios J. Vahaviolos		59.0%
Chairman, President, Chief Executive Officer and Director
Paul Peterik			*
Chief Financial Officer and Secretary
Mark F. Carlos			*
Group Executive Vice President, Software and Products
Phillip T. Cole			*
Group Executive Vice President, International
Michael J. Lange		3.1
Group Executive Vice President, Services, and Director
Elizabeth Burgess			*
Director
Daniel M. Dickinson			*
Director

				Shares Beneficially		Shares Beneficially
				Owned		Owned
				After this Offering,		After this Offering,
			Shares	Assuming		Assuming
	Shares Beneficially		Being Sold	No Exercise of the		Full Exercise of the
	Owned Prior to this		in this	Over-Allotment		Over-Allotment
	Offering		Offering	Option		Option
Beneficial Owner	Number	Percent	Number	Number	Percent	Number	Percent

James J. Forese		*
Director
Richard H. Glanton		*
Director nominee
Manuel N. Stamatakis		*
Director
All directors and executive officers as a group (9 persons)		64.3%
Five Percent Stockholders
Funds affiliated with Altus Capital Partners, Inc.(3)		11.3%
10 Wright St., Suite 110 Westport, CT 06880
TC NDT Holdings, LLC(4)		20.4
1455 Pennsylvania Avenue, NW Washington, D.C. 20004
Other Selling Stockholders
Robert J. Carroll		%
Edward Lowenhar
Richard Finlayson
Samuel Ternowchek
Pedro Feres Filho
Jean-Claude Lenain
Shigenori Yuyama
Herman Schoorlemmer
Michael Gynane
Athanasia T. Vahaviolos
Athanasios Anastasopoulos
Jonathan Watson
Charles J. Schulz Jr.
Alain Proust
Adrian A. Pollock
Etienne De La Tullaye

*	Indicates beneficial ownership of less than 1% of the total outstanding common stock.

(1)	Consists of shares of common stock and shares of Class B Convertible Redeemable Preferred Stock.

(2)	Consists of shares of common stock Mr. Peterik has the right to acquire pursuant to outstanding options which are or will be immediately exercisable within 60 days of , 2008.

(3)	Includes shares of Class B Convertible Redeemable Preferred Stock held by Altus Capital Partners, SBIC, L.P. and shares of Class B Convertible Redeemable Preferred Stock held by Altus-Mistras Co-Investment, LLC. The voting and disposition of the shares held by Altus Capital Partners, SBIC, L.P. is determined by an investment committee consisting of Russell Greenberg, Gregory

Greenberg and Elizabeth Burgess, a member of our board of directors. The voting and disposition of the shares held by Altus-Mistras Co-Investment, LLC is determined by Russell Greenberg. Ms. Burgess disclaims beneficial ownership of all of these shares except to the extent of her pecuniary interest therein.

(4)	Consists of shares of Class A Convertible Redeemable Preferred Stock and shares of Class B Convertible Redeemable Preferred Stock. Daniel M. Dickinson and James J. Forese, each a member of our board of directors, share voting and dispositive power over the shares held by TC NDT Holdings, LLC with seven other members of an investment committee. Messrs. Dickinson and Forese disclaim beneficial ownership of these shares except to the extent of their pecuniary interest therein.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The following is a description of the transactions we have engaged in since June 1, 2005 with our directors and officers and beneficial owners of more than five percent of our voting securities and their affiliates.

Sales of Class B Convertible Redeemable Preferred Stock

The following table summarizes our sales of Class B Convertible Redeemable Preferred Stock to our founders, officers, directors and security holders who beneficially own more than five percent of any class of our voting securities.

	Type of	Number	Aggregate
	Preferred	of	Purchase	Date of
Name	Shares	Shares	Price	Purchase

Five Percent Stockholders
TC NDT Holdings, LLC(1)	Class B	14,292	$614,560	10/27/05
Directors and Executive Officers
Sotirios J. Vahaviolos(2)	Class B	14,495	$623,289	10/27/05

(1)	Daniel M. Dickinson, a member of our board of directors, is a Managing Partner of Thayer Hidden Creek, an affiliate of TC NDT Holdings, LLC. James J. Forese, a member of our board of directors is an Operating Partner and Chief Operating Officer of Thayer Hidden Creek, an affiliate of TC NDT Holdings, LLC.

(2)	Chairman, President, Chief Executive Officer and a member of our board of directors.

Conversion of All Preferred Stock upon Completion of this Offering

Each share of our Class A and Class B Convertible Redeemable Preferred Stock is currently convertible into one share of our common stock. The conversion rate for each series of preferred stock is subject to (i) proportional adjustments for, among other things, stock splits and dividends, combinations, and recapitalizations, and (ii) formula-weighted-average adjustments in the event that we issue additional shares of common stock or securities convertible into or exercisable for common stock at a purchase price less than the price at which such series of preferred stock was issued and sold by us, subject to certain customary exceptions.

All shares of our Class A and Class B Convertible Redeemable Preferred Stock will automatically convert into shares of common stock upon completion of this offering. The following table sets forth the number of shares of common stock to be received by our officers, directors and security holders who beneficially own more than five percent of any class of our voting securities upon such conversion.

	Class A Convertible	Class B Convertible	Common Stock
	Redeemable	Redeemable	Issuable Upon
Name	Preferred Stock	Preferred Stock	Conversion

Sotirios J. Vahaviolos	—	32,495
Funds affiliated with Altus Capital Partners, Inc	—	174,418
TC NDT Holdings, LLC	298,701	14,292

Total	298,701	221,205

Registration Rights

In connection with our Class B Convertible Redeemable Preferred Stock financing described above, we entered into an amended and restated investor rights agreement with our preferred stockholders, including Dr. Vahaviolos, our Chairman, President and Chief Executive Officer, and entities affiliated with Ms. Burgess, Mr. Dickinson and Mr. Forese, our directors. Pursuant to this agreement, we granted such stockholders certain registration rights with respect to shares of our common stock issuable upon conversion of the shares of the preferred stock held by them. For more information regarding this agreement, please refer to the section titled “Description of Capital Stock — Registration Rights.”

This is not a complete description of the amended and restated investor rights agreement and is qualified by the full text of the amended and restated investor rights agreement filed as an exhibit to the registration statement of which this prospectus is a part.

Acquisition of Envirocoustics A.B.E.E.

On April 25, 2007, our wholly owned subsidiary, Physical Acoustics Ltd., acquired 99% of the outstanding shares of Envirocoustics A.B.E.E., a company incorporated under the laws of Greece, which was majority-owned by Dr. Vahaviolos, our Chairman, President and Chief Executive Officer. In consideration for his shares of Envirocoustics A.B.E.E., Dr. Vahaviolos received approximately $400,000 in cash and was issued 18,000 shares of our Class B Convertible Redeemable Preferred Stock, which our board of directors determined had an approximate fair market value of $50 per share.

On or about May 1, 2007, Envirocoustics A.B.E.E entered into an employment agreement with the daughter of Dr. Vahaviolos, our Chairman, President and Chief Executive Officer., pursuant to which she serves as Vice President and Managing Director of Envirocoustics A.B.E.E. The employment agreement provides for a monthly salary in the amount of approximately $8,900 and other compensation, including incentive bonuses, plus travel and other expenses. During fiscal 2008, Dr. Vahaviolos’s daughter received approximately $130,000 in total compensation.

Leases

We lease our headquarters, located at 195 Clarksville Road, Princeton Junction, New Jersey, from an entity majority owned by Dr. Vahaviolos, our Chairman, President and Chief Executive Officer. The lease currently provides for monthly payments of $61,685 (which increases annually to a maximum of $71,882) and terminates on October 31, 2019.

Our wholly owned subsidiary, Euro Physical Acoustics, leases office space located at 27 Rue Magellan, Sucy-en-Brie, France, which is partly owned by Dr. Vahaviolos, our Chairman, President and Chief Executive Officer. The lease provides for monthly payments of $15,719 and terminates January 12, 2016.

Employment and Indemnification Arrangements with Our Executive Officers and Directors

We currently have no employment agreements with our named executive officers, but we anticipate entering into employment agreements with our named executive officers in connection with this offering. In addition, we may also enter into indemnification agreements with our directors and officers. The indemnification agreements and our second amended and restated certificate of incorporation and amended and restated bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law.

Policy for Approval of Related Person Transactions

We have adopted a formal policy that our executive officers, directors, and principal stockholders, including their immediate family members and affiliates, are not permitted to enter into a related party transaction with us without the prior consent of our audit committee, or other independent members of our board of directors in the case it is inappropriate for our audit committee to review such transaction due to a conflict of interest. Any request for us to enter into a transaction with an executive officer, director, principal stockholder, or any of such persons’ immediate family members or affiliates, in which the amount involved exceeds $120,000, must first be presented to our audit committee for review, consideration and approval. All of our directors, executive officers and employees are required to report to our audit committee any such related party transaction. In approving or rejecting the proposed agreement, our audit committee shall consider the relevant facts and circumstances available and deemed relevant to the audit committee, including, but not limited to, the risks, costs and benefits to us, the terms of the transaction, the availability of other sources for comparable services or products, and, if applicable, the impact on a director’s independence. Our audit committee shall approve only those agreements that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our audit committee determines in the good faith exercise of its discretion. All of the transactions described above were entered into prior to the adoption of this policy. Upon completion of this offering, we will post this related party transaction policy on our website.

DESCRIPTION OF CAPITAL STOCK

Under our second amended and restated certificate of incorporation that will be in effect upon the completion of this offering, our authorized capital stock will consist of           shares of common stock, $0.01 par value per share, and           shares of authorized but undesignated preferred stock, $0.01 par value per share. The following description summarizes the most important terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description you should refer to our second amended and restated certificate of incorporation and amended and restated bylaws, effective upon completion of this offering, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, and to the applicable provisions of the Delaware General Corporation Law.

Common Stock

As of          , 2008, we had           shares of common stock issued and outstanding, held by           stockholders of record, and there were outstanding options to purchase           shares of common stock.

Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, and do not have cumulative voting rights. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for dividend payments. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and nonassessable. The holders of common stock have no preferences or rights of conversion, exchange, pre-emption or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. In the event of any liquidation, dissolution or winding-up of our affairs, holders of common stock will be entitled to share ratably in our assets that are remaining after payment or provision for payment of all of our debts and obligations and after liquidation payments to holders of outstanding shares of preferred stock, if any.

Preferred Stock

After giving effect to this offering, we will have no shares of preferred stock outstanding.

Preferred stock, if issued, would have priority over the common stock with respect to dividends and other distributions, including the distribution of assets upon liquidation. Our board of directors has the authority, without further stockholder authorization, to issue from time to time shares of preferred stock in one or more series and to fix the terms, limitations, relative rights and preferences, and variations of each series. Although we have no present plans to issue any shares of preferred stock, the issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could decrease the amount of earnings and assets available for distribution to the holders of common stock, could adversely affect the rights and powers, including voting rights, of the common stock, and could have the effect of delaying, deterring, or preventing a change of control of us or an unsolicited acquisition proposal.

Registration Rights

The holders of           shares of our common stock issued upon conversion of the preferred stock outstanding prior to the completion of this offering, or their permitted transferees, are entitled to rights with respect to the registration of these shares under the Securities Act. These rights are provided under the terms of an amended and restated registration rights agreement between us and the holders of these shares, and include demand registration rights, short form registration rights and piggyback registration rights. We are generally required to pay all expenses incurred in connection with registrations effected in connection with the following rights, including expenses of counsel to the registering security holders up to $35,000. All underwriting discounts and selling commissions will be borne by the holders of the shares being registered.

Demand registration rights.  Subject to specified limitations, the holders a majority of these registrable securities may require that we register all or a portion of these securities for sale under the Securities Act, if the anticipated gross receipts from the sale of such securities are at least $2.5 million. Stockholders with these registration rights who are not part of an initial registration demand are entitled to notice and are entitled to include their shares of common stock in the registration. We are required to effect only two registrations pursuant to this provision of the registration agreement. We are not required to effect a demand registration prior to 90 days after the completion of this offering.

Short form registration rights.  If we become eligible to file registration statements on Form S-3, subject to specified limitations, the holders of not less than 25% of these registrable securities can require us to register all or a portion of its registrable securities on Form S-3, if the anticipated aggregate offering price of such securities is at least $500,000. We may not be required to effect more than two such registrations in any 12-month period. Stockholders with these registration rights who are not part of an initial registration demand are entitled to notice and are entitled to include their shares of common stock in the registration.

Piggyback registration rights.  If at any time we propose to register any of our equity securities under the Securities Act, other than in connection with (i) a demand registration described above, (ii) a registration relating solely to our stock option plans or other employee benefit plans or (iii) a registration relating solely to a business combination or merger involving us, the holders of these registrable securities are entitled to notice of such registration and are entitled to include their shares of capital stock in the registration. The underwriters, if any, may limit the number of shares included in the underwritten offering if they believe that including these shares would adversely affect the offering. These piggyback registration rights are subject to the limitations set forth in the lock-up agreements entered into by substantially all of the holders of these registrable securities in connection with this offering, as described below in the section entitled “Shares Eligible for Future Sale.”

Compliance with Governance Rules of the New York Stock Exchange

The New York Stock Exchange has adopted rules that provide that listed companies of which more than 50% of the voting power is held by a single person or a group of persons are not required to comply with certain corporate governance rules and requirements. In particular, such a “controlled company” may elect to be exempt from certain rules that require a majority of the board of directors of companies listed on the New York Stock Exchange to be independent, as defined by these rules, and which mandate independent director representation on certain committees of the board of directors. In addition, for listed companies other than “controlled companies,” the New York Stock Exchange requires:

•	that a company listed on that market must have an audit committee comprised of at least three members all of whom are independent under the rules of the applicable exchange and that is otherwise in compliance with the rules established for audit committees of public companies under the Securities Exchange Act of 1934, as amended;

•	that director nominees must be selected, or recommended to the board of directors for selection, by a majority of directors who are independent under the rules of the applicable exchange, or a nominations committee comprised solely of independent directors with a written charter or board resolution addressing the nomination process; and

•	that compensation for executive officers must be determined, or recommended to the board of directors for determination, by a majority of independent directors or a nominations committee comprised solely of independent directors.

Upon the completion of this offering, we do not expect to avail ourselves of the controlled company exceptions.

Anti-Takeover Effects of Our Second Amended and Restated Certificate of Incorporation and Bylaws and of Delaware Law

Certain provisions of Delaware law, our second amended and restated certificate of incorporation and our bylaws contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, may have the effect of discouraging coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquiror outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Undesignated Preferred Stock.  As discussed above, our board of directors has the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Inability of Stockholders to Act by Written Consent.  We have provided in our second amended and restated certificate of incorporation that our stockholders may not act by written consent. This limit on the ability of our stockholders to act by written consent may lengthen the amount of time required to take stockholder actions. As a result, a holder controlling a majority of our capital stock would not be able to amend our bylaws or remove directors without holding a meeting of our stockholders called in accordance with our bylaws.

Calling of Special Meetings of Stockholders.  Our bylaws provide that special meetings of the stockholders may be called by the Chairman of the Board, the Chief Executive Officer or by the board of directors acting pursuant to a resolution adopted by a majority of the members. Additionally, our bylaws provide that only stockholders entitled to cast not less than 35% of all the votes entitled to be cast at a special meeting of stockholders can require the Secretary to call such a special meeting, subject to the satisfaction of certain procedural and informational requirements. These provisions may impair or prevent smaller stockholders from forcing consideration of a proposal, including the removal of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals.  Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. However, our bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. Any proposed business other than the nomination of persons for election to our board of directors must constitute a proper matter for stockholder action pursuant to the notice of meeting delivered to us. For notice to be timely, it must be received by our secretary not later than 90 nor earlier than 120 calendar days prior to the first anniversary of the previous year’s annual meeting (or if the date of the annual meeting is advanced more than 30 calendar days or delayed by more than 60 calendar days from such anniversary date, not later than 90 nor earlier than 120 calendar days prior to such meeting or the 10th calendar day after public disclosure of the date of such meeting is first made). These provisions may also discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of our company.

Board Vacancies Filled Only by Majority of Directors Then in Office.  Vacancies and newly created seats on our board may be filled only by our board of directors. Only our board of directors may determine the number of directors on our board. The inability of stockholders to determine the number of directors or to fill vacancies or newly created seats on the board makes it more difficult to change the composition of our board of directors.

No Cumulative Voting.  The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our second amended and restated certificate of incorporation provides otherwise. Our second amended and restated certificate of incorporation expressly prohibits cumulative voting.

Directors Removed Only for Cause.  Our second amended and restated certificate of incorporation provides that directors may be removed by stockholders only for cause.

Delaware Anti-Takeover Statute.  We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date on which the person became an interested stockholder unless:

•	Prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	Upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	On or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

The provisions of Delaware law, our second amended and restated certificate of incorporation and our amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Listing

We intend to apply to list our common stock on the New York Stock Exchange under the symbol “MG.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company. The transfer agent’s postal address is 59 Maiden Lane, Plaza Level, New York, NY 10038 and its telephone numbers for stockholder services are (800) 937-5449 and (718) 921-8124. The transfer agent’s website is located at www.amstock.com.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there was no market for our common stock. We can make no predictions as to the effect, if any, that sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of significant amounts of our common stock in the public market, or the perception that those sales may occur, could adversely affect prevailing market prices and impair our future ability to raise capital through the sale of our equity at a time and price we deem appropriate.

Upon completion of this offering,           shares of common stock will be outstanding, based on           shares outstanding as of May 31, 2008 and the issuance of           shares of common stock upon the automatic conversion of all of the outstanding shares of our preferred stock upon the completion of this offering. The number of shares of common stock to be outstanding upon completion of this offering:

•	gives effect to a -for- stock split of our common stock, which will be effective immediately prior to this offering;

•	excludes shares of common stock issuable upon the exercise of stock options outstanding as of August 15, 2008 at a weighted average exercise price of $ per share;

•	excludes shares of common stock reserved for future grants or awards from time to time under our 2008 Long-Term Incentive Plan; and

•	assumes no exercise by the underwriters of their option to purchase up to additional shares of common stock from us.

Of these shares,           shares (or in the event the underwriters’ option to purchase additional shares is exercised in full,           shares) of our common stock sold in this offering will be freely tradable without restriction under the Securities Act, except for any shares of our common stock purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, which would be subject to the limitations and restrictions described below. The remaining           shares of our common stock outstanding upon completion of this offering are deemed “restricted securities,” as that term is defined under Rule 144 of the Securities Act.

Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 under the Securities Act, which rules are described below.

Rule 144

In general, under Rule 144 as currently in effect, a person, or persons whose shares must be aggregated, who is deemed to be our affiliate under Rule 144 and who has beneficially owned restricted shares of our common stock for at least six months (or one year if at such time 90 days or less have passed since the date of this prospectus) is entitled to sell within any three-month period a number of shares that does not exceed the greater of the following:

•	one percent of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering, or

•	the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding the date of filing of a notice on Form 144 with respect to the sale.

Sales by our affiliates are also generally subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

A person, or persons whose shares must be aggregated, who is not deemed to be our affiliate under Rule 144 and who has beneficially owned restricted shares of our common stock for at least six months (or one year if at such time 90 days or less have passed since the date of this prospectus) is entitled to sell an unlimited number of shares, subject to the availability of current public information about us. A person who is not deemed to be our affiliate and who has beneficially owned restricted shares of our common stock for at least one year is entitled to sell an unlimited number of shares without complying with the current public information or any other requirements of Rule 144.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement in a transaction before the effective date of this offering that was completed in reliance on Rule 701 and complied with the requirements of Rule 701 will, subject to the lock-up restrictions described below, be eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Lock-up Agreements

Our officers and directors, and          , who will collectively hold after this offering           shares of common stock, have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representatives of the underwriters for a period of 180 days after the date of this prospectus subject to extension under certain circumstances.

Registration of Shares in Connection with Equity Incentive Plans

We intend to file a registration statement on Form S-8 under the Securities Act covering shares of common stock to be issued pursuant to our 2008 Long-Term Incentive Plan. Based on the number of shares reserved for issuance under these plans, the registration statement would cover approximately           shares in total. The registration statement will become effective upon filing. Accordingly, shares of common stock registered under the registration statement on Form S-8 will be available for sale in the open market immediately, subject to complying with Rule 144 volume limitations applicable to affiliates, applicable lock-up agreements and the vesting requirements and restrictions on transfer affecting any shares that are subject to restricted stock awards.

CERTAIN MATERIAL U.S. FEDERAL TAX CONSEQUENCES FOR
NON-U.S. HOLDERS OF COMMON STOCK

Each prospective purchaser of common stock is advised to consult a tax advisor with respect to current and possible future tax consequences of purchasing, owning and disposing of our common stock as well as any tax consequences that may arise under the laws of any U.S. state, municipality or other taxing jurisdiction.

The following discussion is a general summary of the material U.S. federal income tax consequences of the ownership and disposition of our common stock applicable to “Non-U.S. Holders.” As used herein, a Non-U.S. Holder means a beneficial owner of our common stock that is neither a U.S. person nor a partnership for U.S. federal income tax purposes, and that will hold shares of our common stock as capital assets. For U.S. federal income tax purposes, a U.S. person includes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other business entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income regardless of source; or

•	a trust that (A) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons, or (B) otherwise has validly elected to be treated as a U.S. domestic trust for U.S. federal income tax purposes.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds shares of our common stock, the U.S. federal income tax treatment of each partner generally will depend on the status of the partner and the activities of the partnership and the partner. Partnerships acquiring our common stock, and partners in such partnerships, should consult their own tax advisors with respect to the U.S. federal income tax consequences of the ownership and disposition of our common stock.

This summary does not consider specific facts and circumstances that may be relevant to a particular Non-U.S. Holder’s tax position and does not consider U.S. state and local or non-U.S. tax consequences. It also does not consider Non-U.S. Holders subject to special tax treatment under the U.S. federal income tax laws (including partnerships or other pass-through entities, banks and insurance companies, dealers in securities, holders of our common stock held as part of a “straddle,” “hedge,” “conversion transaction” or other risk-reduction transaction, controlled foreign corporations, passive foreign investment companies, companies that accumulate earnings to avoid U.S. federal income tax, foreign tax-exempt organizations, former U.S. citizens or residents, persons who hold or receive common stock as compensation and persons subject to the alternative minimum tax). This summary is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the Code), applicable final, temporary and proposed Treasury regulations, administrative pronouncements of the U.S. Internal Revenue Service (IRS) and judicial decisions, all as in effect on the date hereof, and all of which are subject to change, possibly on a retroactive basis, and different interpretations.

This summary is included herein as general information only. Accordingly, each prospective Non-U.S. Holder is urged to consult its own tax advisor with respect to the U.S. federal, state, local and non-U.S. income, estate and other tax consequences of owning and disposing of our common stock.

U.S. Trade or Business Income

For purposes of this discussion, dividend income and gain on the sale or other taxable disposition of our common stock will be considered to be “U.S. trade or business income” if such income or gain is (i) effectively connected with the conduct by a Non-U.S. Holder of a trade or business within the United States and (ii) in the case of a Non-U.S. Holder that is eligible for the benefits of an income tax treaty with the United States, attributable to a permanent establishment (or, for an individual, a fixed base) maintained by the Non-U.S. Holder in the United States. Generally, U.S. trade or business income is not subject to U.S. federal withholding tax (provided the Non-U.S. Holder complies with applicable certification and disclosure requirements); instead, U.S. trade or business income is subject to U.S. federal income tax on a net income basis at regular U.S. federal income tax rates in the same manner as a U.S. person, unless an applicable income tax treaty provides otherwise. Any U.S. trade or business income received by a corporate Non-U.S. holder may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Dividends

Distributions of cash or property that we pay will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). A Non-U.S. Holder generally will be subject to U.S. federal withholding tax at a 30% rate, or, if the Non-U.S. Holder is eligible, at a reduced rate prescribed by an applicable income tax treaty, on any dividends received in respect of our common stock. If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of the Non-U.S. Holder’s tax basis in our common stock (with a corresponding reduction in such Non-U.S. Holder’s tax basis in our common stock), and thereafter will be treated as capital gain. In order to obtain a reduced rate of U.S. federal withholding tax under an applicable income tax treaty, a Non-U.S. Holder will be required to provide a properly executed IRS Form W-8BEN certifying under penalties of perjury its entitlement to benefits under the treaty. Special certification requirements and other requirements apply to certain Non-U.S. Holders that are entities rather than individuals. A Non-U.S. Holder of our common stock that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS on a timely basis. A Non-U.S. Holder should consult its own tax advisor regarding its possible entitlement to benefits under an income tax treaty and the filing of a U.S. tax return for claiming a refund of U.S. federal withholding tax.

The U.S. federal withholding tax does not apply to dividends that are U.S. trade or business income, as defined and discussed above, of a Non-U.S. Holder who provides a properly executed IRS Form W-8ECI, certifying under penalties of perjury that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Dispositions of Our Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax in respect of any gain on a sale or other disposition of our common stock unless:

•	the gain is U.S. trade or business income, as defined and discussed above;

•	the Non-U.S. Holder is an individual who is present in the United States for 183 or more days in the taxable year of the disposition and meets other conditions; or

•	we are or have been a “U.S. real property holding corporation” (a “USRPHC”) under section 897 of the Code at any time during the shorter of the five-year period ending on the date of disposition and the Non-U.S. Holder’s holding period for our common stock.

In general, a corporation is a USRPHC if the fair market value of its “U.S. real property interests” (as defined in the Code and applicable Treasury regulations) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. If we are determined to be a USRPHC, the U.S. federal income and withholding taxes relating to interests in USRPHCs nevertheless will not apply to gains derived from the sale or other disposition of our common stock by a Non-U.S. Holder whose shareholdings, actual and constructive, at all times during the applicable period, amount to 5% or less of our common stock, provided that our common stock is regularly traded on an established securities market, within the meaning of the applicable Treasury regulations. We are not currently a USRPHC, and we do not anticipate becoming a USRPHC in the future. However, no assurance can be given that we will not be a USRPHC, or that our common stock will be considered regularly traded on an established securities market, when a Non-U.S. Holder sells its shares of our common stock.

Federal Estate Tax

If you are an individual, common stock held at the time of your death will be included in your gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding Tax

We must annually report to the IRS and to each Non-U.S. Holder any dividend income that is subject to U.S. federal withholding tax, or that is exempt from such withholding tax pursuant to an income tax treaty. Copies of these information returns also may be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides. Under certain circumstances, the Code imposes a backup withholding obligation (currently at a rate of 28%) on certain reportable payments. Dividends paid to a Non-U.S. Holder of our common stock generally will be exempt from backup withholding if the Non-U.S. Holder provides a properly executed IRS Form W-8BEN or otherwise establishes an exemption.

The payment of the proceeds from the disposition of our common stock to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the holder certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge or reason to know that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of our common stock to or through a non-U.S. office of a non-U.S. broker is one that will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a “U.S. related person”). In the case of the payment of the proceeds from the disposition of our common stock to or through a non-U.S office of a broker that is either a U.S. person or a U.S. related person, the Treasury regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the holder is a Non-U.S. Holder and the broker has no knowledge to the contrary. Non-U.S. Holders should consult their own tax advisors on the application of information reporting and backup withholding to them in their particular circumstances (including upon their disposition of our common stock).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded or credited against the Non-U.S. Holder’s U.S. federal income tax liability, if any, if the Non-U.S. Holder provides the required information to the IRS on a timely basis. Non-U.S. Holders should consult their own tax advisors regarding the filing of a U.S. tax return for claiming a refund of such backup withholding.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated          , 2008, we and the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and J.P. Morgan Securities Inc. are acting as representatives, the following respective numbers of shares of common stock:

Number
Underwriter	of Shares

Credit Suisse Securities (USA) LLC
J.P. Morgan Securities Inc.
Robert W. Baird & Co.
Banc of America Securities LLC

Total

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We and the selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to           additional shares from us and an aggregate of           additional shares from the selling stockholders at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $      per share. The underwriters and selling group members may allow a discount of $      per share on sales to other broker/dealers. After the initial public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per Share		Total
	Without	With	Without	With
	Over-	Over-	Over-	Over-
	Allotment	Allotment	Allotment	Allotment

Underwriting discounts and commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
Underwriting discounts and commissions paid by selling stockholders	$	$	$	$
Expenses payable by the selling stockholders	$	$	$	$

The representatives have informed us that they do not expect sales to accounts over which they have discretionary authority to exceed 5% of the shares of common stock being offered.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the representatives for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive, in writing, such an extension.

Our officers and directors and existing stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representatives for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive, in writing, such an extension.

The underwriters have reserved for sale at the initial public offering price up to           shares of common stock for employees, directors and other persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

When determining whether to release any of our shares of common stock from lock-up agreements or whether to consent to any waiver of transfer restrictions, the representatives will consider, among other factors, the holder’s reasons for requesting the waiver, the number of shares of common stock for which the release is being requested and market conditions at the time.

We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

We intend to apply to list the shares of common stock on the New York Stock Exchange.

Certain of the underwriters and their respective affiliates have from time to time performed, and may in the future perform, various financial advisory, commercial banking and investment banking services for us and for our affiliates in the ordinary course of business for which they have received and would receive customary compensation. Bank of America, N.A., an affiliate of Banc of America Securities LLC, is the administrative agent, a lender and co-lead bookrunner under our credit agreement and has received customary compensation in such capacities. JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities Inc., is a lender and co-lead bookrunner under our credit agreement and has received customary compensation in such capacities.

Prior to the offering, there has been no market for our common stock. The initial public offering price will be determined by negotiation between us and the underwriters and will not necessarily reflect the market price of the common stock following the offering. The principal factors that will be considered in determining the public offering price will include:

•	the information presented in this prospectus and otherwise available to the underwriters;

•	the history of and the prospects for the industry in which we will compete;

•	the ability of our management;

•	the prospects for our future earnings;

•	the present state of our development and our current financial condition;

•	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

•	the general condition of the securities markets at the time of the offering.

We offer no assurances that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to this offering or that an active trading market for the common stock will develop and continue after the offering.

In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934 (the “Exchange Act”).

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of the shares of common stock to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the shares of common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer to the public in that Relevant Member State of any shares of common stock may be made at any time under the following exemptions under the Prospectus Directive if they have been implemented in the Relevant Member State:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000, and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the manager for any such offer; or

•	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Shares to the public” in relation to any shares of the common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe the shares of common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Notice to Investors in the United Kingdom

Our shares of common stock may not be offered or sold and will not be offered or sold to any persons in the United Kingdom other than persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses and in compliance with all applicable provisions of the Financial Services and Markets Act 2000 (“FSMA”) with respect to anything done in relation to our common stock in, from or otherwise involving the United Kingdom.

In addition:

•	an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 20000) has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in connection with the issue or sale of the shares of common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•	all applicable provisions of the FSMA have been complied with and will be complied with, with respect to anything done in relation to the shares of common stock in, from or otherwise involving the United Kingdom.

Notice to Residents of Germany

Each person who is in possession of this prospectus is aware of the fact that no German sales prospectus (Verkaufsprospekt) within the meaning of the Securities Sales Prospectus Act (Wertpapier-Verkaufsprospektgesetz, the “Act”) of the Federal Republic of Germany has been or will be published with respect to our shares of common stock. In particular, each underwriter has represented that it has not engaged and has agreed that it will not engage in a public offering (öffentliches Angebot) within the meaning of the Act with respect to any of our shares of common stock otherwise than in accordance with the Act and all other applicable legal and regulatory requirements.

NOTICE TO CANADIAN RESIDENTS

The distribution of the shares of common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of the shares of common stock are made. Any resale of the shares of common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the shares of common stock.

Representations of Purchasers

By purchasing the shares of common stock in Canada and accepting a purchase confirmation, a purchaser is representing to us and the selling stockholders and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the shares of common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent,

•	the purchaser has reviewed the text above under Resale Restrictions, and

•	the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the shares of common stock to the regulatory authority that by law is entitled to collect the information.

Further details concerning the legal authority for this information is available on request.

Rights of Action — Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares of common stock, for rescission against us and the selling stockholders in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares of common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares of common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholders. In no case will the amount recoverable in any action exceed the price at which the shares of common stock were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholders will have no liability. In the case of an action for damages, we and the selling stockholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares of common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of the shares of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the shares of common stock in their particular circumstances and about the eligibility of the shares of common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

The validity of the issuance of the common stock to be sold in this offering will be passed upon for us by Fulbright & Jaworski L.L.P., New York, New York. The underwriters have been represented by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

The audited financial statements as of May 31, 2008 and 2007 and for the years then ended included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of such firm as experts in auditing and accounting.

The consolidated financial statements of Mistras Group, Inc. for the year ended May 31, 2006 appearing in this prospectus and related registration statement have been audited by Amper, Politziner & Mattia, P.C., independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

CHANGE IN PRINCIPAL ACCOUNTANTS

Amper, Politziner & Mattia, P.C. (Amper, Politziner) was dismissed as the principal accountants for Mistras on April 26, 2007, and our board of directors approved the engagement of PricewaterhouseCoopers LLP (PwC) as our independent registered public accounting firm to audit our financial statements of for fiscal 2007. On June 10, 2007, PwC formally advised us that it was accepting the position as our independent registered public accounting firm for the year ending May 31, 2007.

In connection with the audit of the fiscal year ended May 31, 2006, (i) there have been no disagreements with Amper, Politziner on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreement(s), if not resolved to Amper, Politziner’s satisfaction, would have caused Amper, Politziner to make reference to the subject matter of the disagreement(s) in connection with its reports for such year, and (ii) there were no “reportable events” as such term is defined in Item 304(a)(1)(v) of Regulation S-K. Amper, Politziner’s reports did not contain an adverse opinion.

During the year ended May 31, 2006, PwC was not engaged as an independent registered public accounting firm to audit either the financial statements of Mistras or any of its subsidiaries, nor has Mistras or anyone acting on its behalf consulted with PwC regarding: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on Mistras’ financial statements; or (ii) any matter that was the subject of a disagreement or reportable event as set forth in Item 304(a)(2)(ii) of Regulation S-K.

We have provided Amper, Politziner with a copy of the foregoing statements. Amper, Politziner has notified us that they do not disagree with these statements.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the common stock offered by this prospectus. This prospectus, which is part of the registration statement, omits certain information, exhibits, schedules, and undertakings set forth in the registration statement. For further information pertaining to us and our common stock, reference is made to the registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents or provisions of any documents referred to in this prospectus are not necessarily complete, and in each instance where a copy of the document has been filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matters involved.

You may read and copy all or any portion of the registration statement without charge at the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of the registration statement may be obtained from the SEC at prescribed rates from the public reference room of the SEC at such address. You may obtain information regarding the operation of the public reference room by calling 1-800-SEC-0330. In addition, registration statements and certain other filings made with the SEC electronically are publicly available through the SEC’s website at www.sec.gov. The registration statement, including all exhibits and amendments to the registration statement, has been filed electronically with the SEC.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act and, accordingly, will file annual reports containing financial statements audited by an independent public accounting firm, quarterly reports containing unaudited financial data, current reports, proxy statements and other information with the SEC. You will be able to inspect and copy such periodic reports, proxy statements, and other information at the SEC’s public reference room, and the website of the SEC referred to above.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Mistras Group, Inc. and Subsidiaries

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows present fairly, in all material respects, the financial position of Mistras Group, Inc. and subsidiaries (the “Company”) at May 31, 2008 and 2007, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 16 to the consolidated financial statements, the Company changed the manner in which it accounts for uncertain tax positions beginning on June 1, 2007.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Florham Park, NJ
August 25, 2008, except for the second paragraph of Note 21, as to which the date is September 1, 2008.

Report of Independent Registered Public Accounting Firm

Board of Directors
Mistras Group, Inc. and Subsidiaries

We have audited the accompanying consolidated statements of operations, stockholders’ equity (deficit) and cash flows of Mistras Group, Inc. (formerly Mistras Holdings Corp.) and its subsidiaries for the year ended May 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Mistras Group, Inc. and Subsidiaries for the year ended May 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

/s/ Amper, Politziner & Mattia, P.C.

Amper, Politziner & Mattia, P.C.

June 5, 2008
Edison, New Jersey

Mistras Group, Inc. and Subsidiaries

Consolidated Balance Sheets
As of May 31, 2008 and 2007

	2008	2007
	(In thousands, except
	for share and per share
	information)

ASSETS
Current assets
Cash and cash equivalents	$3,555	$3,767
Accounts receivable, net	32,772	23,613
Inventories, net	10,644	6,747
Deferred income taxes	936	1,534
Prepaid expenses and other current assets	1,434	1,305

Total current assets	49,341	36,966
Property, plant and equipment, net	26,511	21,339
Intangible assets, net	11,552	5,736
Goodwill	28,627	14,704
Other assets	3,791	1,140

Total assets	$119,822	$79,885

LIABILITIES, PREFERRED STOCK AND STOCKHOLDERS’ (DEFICIT) EQUITY
Current liabilities
Current portion of long-term debt	$7,469	$2,195
Current portion of capital lease obligations	3,932	3,180
Accounts payable	4,774	2,482
Accrued expenses and other current liabilities	12,413	8,213
Income taxes payable	1,808	1,597

Total current liabilities	30,396	17,667
Long-term debt, net of current portion	40,801	23,208
Obligations under capital leases, net of current portion	7,910	6,790
Deferred income taxes	—	269
Other long-term liabilities	1,263	—

Total liabilities	80,370	47,934

Commitments and contingencies (Notes 11, 13, 14 and 15)
Minority interest	58	53

Preferred stock, 1,000,000 shares authorized Class B Convertible Redeemable Preferred Stock, $0.01 par value, 221,205 shares issued and outstanding	12,810	11,409
Class A Convertible Redeemable Preferred Stock, $0.01 par value, 298,701 shares, issued and outstanding	51,059	19,586

Total preferred stock	63,869	30,995

Stockholders’ (deficit) equity
Common stock, $0.01 par value, 2,000,000 shares authorized, 1,000,000 shares issued and outstanding	10	1
Additional paid-in capital	845	536
(Accumulated deficit) retained earnings	(25,728)	269
Accumulated other comprehensive income	398	97

Total stockholders’ (deficit) equity	(24,475)	903

Total liabilities, preferred stock and stockholders’ (deficit) equity	$119,822	$79,885

The accompanying notes are an integral part of these consolidated financial statements.

Mistras Group, Inc. and Subsidiaries

Consolidated Statements of Operations
Years Ended May 31, 2008, 2007 and 2006

	2008	2007	2006
	(In thousands, except for share and per share information)

Revenues:
Services	$132,204	$105,763	$77,964
Products	20,064	16,478	15,777

Total revenues	152,268	122,241	93,741

Cost of services revenues	82,847	69,348	50,309
Cost of products revenues	8,143	6,354	5,599
Depreciation of services	5,996	4,025	2,341
Depreciation of products	851	641	672

Total cost of revenues	97,837	80,368	58,921

Gross profit	54,431	41,873	34,820
Selling, general and administrative expenses	32,463	26,408	24,748
Research and engineering	1,034	703	660
Depreciation and amortization	4,576	4,025	4,165

Income from operations	16,358	10,737	5,247
Other expenses
Interest expense	3,531	4,482	4,225
Loss on extinguishment of long-term debt	—	460	—

Income before provision for income taxes and minority interest	12,827	5,795	1,022
Provision for income taxes	5,380	208	503

Income before minority interest	7,447	5,587	519
Minority interest, net of taxes	(8)	(199)	(17)

Net income	7,439	5,388	502
Accretion of preferred stock	(32,872)	(3,520)	(2,922)

Net (loss) income available to common stockholders	$(25,433)	$1,868	$(2,420)

(Loss) earnings per common share:
Basic	$(25.43)	$1.88	$(2.48)
Diluted	(25.43)	1.85	(2.48)
Weighted average common shares outstanding:
Basic	1,000,000	991,348	977,115
Diluted	1,000,000	1,007,803	977,115

The accompanying notes are an integral part of these consolidated financial statements.

Mistras Group, Inc. and Subsidiaries

Consolidated Statements of Stockholders’ Equity (Deficit)
Years Ended May 31, 2008, 2007 and 2006

				Retained	Accumulated
			Additional	Earnings	Other
	Common Stock		Paid-in	(Accumulated	Comprehensive		Comprehensive
	Shares	Amount	Capital	Deficit)	Income (Loss)	Total	Income (Loss)
	(In thousands, except for share and per share information)

Balance at May 31, 2005	969,900	$1	$513	$821	$(222)	$1,113	—
Accretion of preferred stock	—	—	—	(2,922)	—	(2,922)	—
Net income	—	—	—	502	—	502	$502
Foreign currency translation adjustment	—	—	—	—	(25)	(25)	(25)
Exercise of stock options	8,600	—	6	—	—	6	—

Balance at May 31, 2006	978,500	1	519	(1,599)	(247)	(1,326)	$477

Accretion of preferred stock	—	—	—	(3,520)	—	(3,520)	—
Net income	—	—	—	5,388	—	5,388	$5,388
Foreign currency translation adjustment	—	—	—	—	344	344	344
Exercise of stock options	21,500	—	17	—	—	17	—

Balance at May 31, 2007	1,000,000	1	536	269	97	903	$5,732

Accretion of preferred stock	—	—	—	(32,872)	—	(32,872)
Net income	—	—	—	7,439	—	7,439	$7,439
Foreign currency translation adjustment	—	—	—	—	301	301	301
Stock compensation	—	—	318	—	—	318	—

Adoption of accounting pronouncement	—	—	—	(564)	—	(564)	—
Other	—	9	(9)	—	—	—	—

Balance at May 31, 2008	1,000,000	$10	$845	($25,728)	$398	($24,475)	$7,740

The accompanying notes are an integral part of these consolidated financial statements.

Mistras Group, Inc. and Subsidiaries

Consolidated Statements of Cash Flows
Years Ended May 31, 2008, 2007 and 2006

	2008	2007	2006
	(In thousands, except share data)

Cash flows from operating activities
Net income	$7,439	$5,388	$502
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	11,423	8,691	7,178
Deferred income taxes	329	(1,265)	(65)
Provision for doubtful accounts	376	555	1,205
Loss on extinguishment of long-term debt	—	460	—
Loss (gain) on sale of assets disposed	(114)	110	—
Amortization of deferred financing costs	105	188	243
Stock compensation expense	318	—	—
Non cash interest rate swap	598	(43)
Minority interest	5	199	17
Changes in operating assets and liabilities, net of effect of acquisitions Accounts receivable	(9,226)	(2,259)	(3,050)
Inventories	(1,802)	(267)	(626)
Prepaid expenses and other current assets	(1,997)	473	(946)
Other assets	(990)	(1,034)	—
Accounts payable	2,203	53	(1,438)
Income taxes payable	46	1,235	83
Accrued expenses and other current liabilities	4,138	1,522	3,105

Net cash provided by operating activities	12,851	14,006	6,208

Cash flows from investing activities
Payment for purchase of property, plant and equipment	(3,718)	(2,561)	(2,749)
Payment for purchase of intangible asset	(716)	—	—
Acquisition of businesses	(15,535)	(2,031)	(81)
Proceeds from sale of equipment	523	333	—
Cash acquired in consolidation of noncontrolling interest	—	—	443

Net cash used in investing activities	(19,446)	(4,259)	(2,387)

Cash flows from financing activities
Repayment of capital lease obligations	(3,605)	(2,381)	(947)
Repayments of long-term debt	(3,219)	(23,374)	(4,457)
Net borrowings from (payments) revolver	13,144	(8,142)	(4,048)
Proceeds from issuance of preferred stock, net of cost	—	—	6,792
Borrowings from long-term debt	—	26,250	—
Debt issuance costs	—	(492)	—
Proceeds from exercise of stock options	—	17	6

Net cash provided by (used in) financing activities	6,320	(8,122)	(2,654)

Effect of exchange rate changes on cash	63	166	109

Net change in cash and cash equivalents	(212)	1,791	1,276
Cash and cash equivalents
Beginning of year	3,767	1,976	700

End of year	$3,555	$3,767	$1,976

Supplemental disclosure of cash paid
Interest	$2,974	$4,170	$3,745
Income taxes	4,814	879	355
Noncash investing and financing
Equipment acquired through capital lease obligations	5,021	4,557	1,626
Issuance of notes payable and other debt obligations primarily related to acquisitions	$13,531	1,000	543
Issuance of preferred stock in acquisitions	—	900	—
Conversion of long-term debt to preferred stock	—	—	1,238

The accompanying notes are an integral part of these consolidated financial statements.

Mistras Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
Years Ended May 31, 2008, 2007 and 2006
(in thousands, except share data)

1.  Description of Business and Basis of Presentation

Description of Business

Mistras Group, Inc. (formerly Mistras Holdings Corp.) and subsidiaries (the “Company”) is a leading global provider of proprietary, technology-enabled, non-destructive testing (NDT) solutions used to evaluate the structural integrity of critical energy, industrial and public infrastructure. The Company serves a global customer base, including companies in the oil and gas, power generation and transmission, public infrastructure, chemicals, aerospace and defense, transportation, primary metals and metalworking, pharmaceuticals and food processing industries.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Mistras Group, Inc. and its wholly or majority-owned subsidiaries: Quality Service Laboratories, Inc., CONAM Inspection & Engineering Services, Inc. (“Conam”), Cismis Springfield Corp., Euro Physical Acoustics, S.A., Nippon Physical Acoustics Ltd., Physical Acoustics South America, Diapac Company, and Physical Acoustics Ltd. and its wholly or majority-owned subsidiaries, Physical Acoustics India Private Ltd., Physical Acoustics B.V. On April 25, 2007, the Company’s wholly owned subsidiary, Physical Acoustics Ltd., acquired 99% of the outstanding shares of Envirocoustics A.B.E.E. (“Envac”), a Greek company.

The Company adopted FIN 46R for fiscal 2006.  Prior to the April 25, 2007 acquisition and for the years ended May 31, 2006 and 2007, the Company was the primary beneficiary of Envac, which qualified as an implied variable interest entity under FIN 46R. Accordingly, the assets and liabilities and revenues and expenses of Envac have been included in the accompanying consolidated financial statements for fiscal 2007 and 2006.

All significant intercompany accounts and transactions have been eliminated in consolidation. All foreign subsidiaries’ reporting year ends are April 30, while Mistras Group and the domestic subsidiaries year ends are May 31. The effect of this difference in timing of reporting foreign operations on the consolidated results of operations and consolidated financial position is not significant.

Reclassification

Certain amounts previously reported for prior periods have been reclassified to conform to the current year presentation in the accompanying consolidated financial statements. Such reclassifications had no effect on the results of operations as previously reported.

2.  Summary of Significant Accounting Policies

Revenue Recognition

Revenue recognition policies for the various sources of revenues are as follows:

Services

The Company predominantly derives revenues by providing its services on a time and material basis and recognizes revenues when services are rendered. At the end of any reporting period, there may be earned but unbilled revenues that are accrued. Payments received in advance of revenue recognition are reflected as deferred revenue.

Mistras Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Software

Revenues from the sale of perpetual licenses are recognized upon the delivery and acceptance of the software. Revenues from term licenses are recognized ratably over the period of the license. Revenues from maintenance, unspecified upgrades and technical support are recognized ratably over the period such items are delivered. For multiple-element arrangement software contracts that include non-software elements, and where the software is essential to the functionality of the nonsoftware elements (collectively referred to as software multiple-element arrangements), the Company applies the rules as noted below.

Products

Revenues from product sales are recognized when risk of loss and title passes to the customer, which is generally upon product delivery. The exceptions to this accounting treatment would be for multiple-element arrangements (defined below) or those situations where specialized installation or customer acceptance is required. At May 31, 2008, a December 2007 shipment of approximately $350 of the Company’s products was pending customer acceptance and therefore was not recognized as revenue. At May 31, 2007, there were no such items. Revenues from rentals and operating leases are recognized on a straight-line basis over the period of the lease, generally twelve months. Payments received in advance of revenue recognition are reflected as deferred revenues.

Multiple-Element Arrangements

The Company occasionally enters into transactions that represent multiple-element arrangements, which may include any combination of services, software, hardware and financing. Vendor-specific objective evidence is utilized to determine whether they can be separated into more than one unit of accounting. A multiple-element arrangement is separated into more than one unit of accounting if: (1) the delivered item has value on a standalone basis; and (2) there is objective and reliable evidence of the fair value of the undelivered items if the delivery or performance of the undelivered items is probable and in the control of the Company.

If these criteria are not met, then revenues are deferred until such criteria are met or until the period(s) over which the last undelivered element is delivered. If there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration is allocated to the separate units of accounting based on each unit’s relative fair value.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the accompanying consolidated financial statements. The more significant estimates include valuation of goodwill and intangible assets, useful lives of long-lived assets, allowances for doubtful accounts, inventory valuation, health benefits, worker’s compensation and provision for income taxes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable are stated net of an allowance for doubtful accounts and sales allowances. Outstanding accounts receivable balances are reviewed periodically, and allowances are provided at such time

Mistras Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

that management believes it is probable that such balances will not be collected within a reasonable period of time. The Company extends credit to its customers based upon credit evaluations in the normal course of business, primarily with 30-day terms. Bad debts are provided on the allowance method based on historical experience and management’s evaluation of outstanding accounts receivable. Accounts are written off when they are deemed uncollectible.

Inventories

Inventories are stated at the lower of cost, as determined by using the first-in, first-out method, or market.

Software Costs

Costs that are related to the conceptual formulation and design of licensed programs are expensed as research and engineering. For licensed programs, the Company capitalizes costs that are incurred to produce the finished product after technological feasibility has been established. The annual amortization of the capitalized amounts is performed using the straight-line basis over three years, which is the estimated life of the related software. The Company performs periodic reviews to ensure that unamortized program costs remain recoverable from future revenue. Costs to support or service licensed programs are expensed as the costs are incurred.

The Company capitalizes certain costs that are incurred to purchase or to create and implement internal-use software, which includes software coding, installation, testing and data conversion. Capitalized costs are amortized on a straight-line basis over three years.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Depreciation of property, plant and equipment is computed utilizing the straight-line method over the estimated useful lives of the assets. Amortization of leasehold improvements is computed utilizing the straight-line method over the shorter of the remaining lease term or estimated useful life. The cost and accumulated depreciation and amortization applicable to assets retired or otherwise disposed of are removed from the asset accounts and any gain or loss is included in the consolidated statement of operations. Repairs and maintenance costs are expensed as incurred.

Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price over the fair market value of net assets of the acquired business at the date of acquisition. The Company tests for impairment annually, in its fiscal fourth quarter, using a two-step process. The first step identifies potential impairment by comparing the fair value of the Company’s reporting units to its carrying value. If the fair value is less than the carrying value, the second step measures the amount of impairment, if any. The impairment loss is the amount by which the carrying amount of goodwill exceeds the implied fair value of that goodwill. There was no impairment of goodwill for the years ended May 31, 2008, 2007 and 2006.

Intangible assets are recorded at cost. Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives.

Impairment of Long-Lived Assets

The Company reviews the recoverability of its long-lived assets on a periodic basis in order to identify business conditions which may indicate a possible impairment. The assessment for potential impairment is based primarily on the Company’s ability to recover the carrying value of its long-lived assets from expected future undiscounted cash flows. If the total expected future undiscounted cash flows are less than the carrying

Mistras Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

amount of the assets, a loss is recognized for the difference between fair value (computed based upon the expected future discounted cash flows) and the carrying value of the assets.

Shipping and Handling Costs

Shipping and handling costs are included in cost of goods sold.

Research and Engineering

Research and product development costs are expensed as incurred.

Advertising, Promotions and Marketing

The costs for advertising, promotion and marketing programs are expensed as incurred and are included in general and administrative expenses. Advertising expense was $307, $209 and $158 for fiscal 2008, 2007 and 2006, respectively.

Fair Value of Financial Instruments

The carrying value of accounts receivable, accounts payable and other current assets and liabilities approximate fair value based on the short-term nature of the accounts. The carrying value of the Company’s debt obligations at May 31, 2008 approximate their fair value due to the variable interest rates associated with the debt and the short duration of time since the debt instruments were issued. Interest rate swap contracts are carried at fair value.

Foreign Currency Translation

The financial position and results of operations of the Company’s foreign subsidiaries are measured using the local currency as the functional currency. Assets and liabilities of the foreign subsidiaries are translated into the U.S. dollar at the exchange rates in effect at the balance sheet date. Income and expenses are translated at the average exchange rate during the year. Translation gains and losses are not included in earnings and are reported in accumulated other comprehensive income within stockholders’ equity. Foreign currency transaction gains and losses are included in net income (loss) and were not significant.

Derivative Financial Instruments

The Company recognizes its derivatives as either assets or liabilities, measures those instruments at fair value and recognizes the changes in fair value of the derivative in net income or other comprehensive income, as appropriate. The Company hedges a portion of the variable rate interest payments on debt using interest rate swap contracts to convert variable payments into fixed payments. The Company does not apply hedge accounting to its interest rate swap contracts. Changes in the fair value of these instruments are reported as a component of interest expense.

Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. At times, cash deposits may exceed the limits insured by the Federal Deposit Insurance Corporation ($100 per institution). The Company believes it is not exposed to any significant credit risk or the nonperformance of the financial institutions.

The Company sells primarily to large companies and extends reasonably short collection terms and performs credit evaluations. The Company maintains reserves for potential credit losses. Such losses, in the aggregate, have not exceeded management’s expectations.

Mistras Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The Company has one major customer with multiple business units that accounted for 16.7% and 16.5% of revenues for fiscal 2008 and 2007, respectively. Accounts receivable from this customer were $3,183 and $3,560 at May 31, 2008 and 2007, respectively. No single customer accounted for more than 10% of revenues for the year ended May 31, 2006.

Self Insurance

The Company’s wholly owned subsidiary, Conam, is self insured for certain losses relating to workers compensation and health benefits claims. The Company maintains third-party excess insurance coverage for all workers compensation claims in excess of $250 and for its health benefit claims in excess of $150 to reduce its exposure from such claims. Self-insured losses are accrued when it is probable that an uninsured claim has been incurred but not reported and the amount of the loss can be reasonably estimated at the balance sheet date. Management monitors and reviews all claims and their related liabilities on an ongoing basis.

Stock-Based Compensation

Effective June 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, Shared-Based Payment (“FAS 123R”). FAS 123R addresses the accounting for stock-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. FAS 123R eliminates the ability to account for stock-based compensation transactions using the intrinsic value method under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and instead generally requires that such transactions be accounted for using a fair-value based method. The Company has elected the prospective transition method as permitted by FAS 123R; and, accordingly, prior periods have not been restated to reflect the impact of FAS 123R. The prospective transition method requires that stock-based compensation expense be recorded for all new restricted stock and restricted stock units that are ultimately expected to vest as the requisite service is rendered beginning on June 1, 2006. All unvested options outstanding as of May 31, 2006 that had been previously measured but unrecognized compensation expense will continue to be accounted for under the provisions of APB 25 and related interpretations until they are settled.

Prior to June 1, 2006, employee stock awards under the Company’s compensation plans were accounted for in accordance with the provisions of APB 25, and related interpretations. The Company provided the disclosure requirements of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“FAS 123”), and related interpretations. Stock-based awards to nonemployees were accounted for under the provisions of FAS No. 123.

Under FAS No. 123, the fair value for the stock options was estimated at the date of grant using the minimum value method. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions. The Company used 4 1/2% as the risk-free interest rate, zero dividend yield and an expected life of three years for the valuation of stock options.

Mistras Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The pro-forma effect on the net income of the Company had the fair value recognition principles of FAS No. 123 been utilized is as follows:

	Years Ended May 31,
	2008	2007	2006

Net income	$7,439	$5,388	$502
Less: Stock-based compensation expense determined under the fair value method, net of income taxes	239	208	177

Proforma net income	$7,200	$5,180	$325

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carryforwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided if it is more likely than not that some or all of the deferred income tax asset will not be realized.

Effective June 1, 2007, the Company adopted Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB No. 109 (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires a determination of whether the uncertain tax positions are more likely than not of being sustained upon audit based on the technical merits of the tax position. For tax positions that are more likely than not of being sustained upon audit, the largest amount of the benefit that is more likely than not of being sustained is recognized in the consolidated financial statements. For tax positions that are not more likely than not of being sustained upon audit, none of the benefit is recognized in the consolidated financial statements. The provisions of FIN 48 also provide guidance on de-recognition, classification, interest and penalties, accounting in interim periods, and disclosure.

The Company files income tax returns in the U.S. with federal and state jurisdictions as well as various foreign jurisdictions. With few exceptions, the Company was not subject to U.S. federal, state and local or non-U.S. income tax examinations by tax authorities for fiscal years prior to fiscal year 2005.

The cumulative effect of the adoption of the recognition and measurement provisions of FIN 48 resulted in a $564 reduction to the June 1, 2007 balance of stockholder’s equity. Results of prior periods have not been restated. The Company’s policy for interest and penalties related to income tax exposures was not impacted as a result of the adoption of the recognition and measurement provisions of FIN 48. Therefore, interest and penalties will continue to be recognized as incurred within “Income tax provision” in the consolidated statements of operations.

Recent Accounting Pronouncements

FIN No. 48.  In May 2007, the FASB issued FIN 48-1, Definition of “Settlement” in FASB Interpretation No. 48 (“FIN 48-1”), which provides guidance on how an enterprise should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. The Company adopted the provisions of FIN 48 on June 1, 2007.

SFAS No. 141R.  In December 2007, the FASB issued FASB No. 141 (revised 2007), “Business Combinations” (“FAS 141R”) which replaces FAS 141, “Business Combinations” (“FAS 141”). FAS 141R

Mistras Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

applies to all business combinations, including combinations among mutual entities and combinations by contract alone. FAS 141R requires that all business combinations will be accounted for by applying the acquisition method. FAS 141R is effective for business combinations consummated in periods beginning on or after December 15, 2008. Early application is prohibited. The Company will adopt FAS 141R on June 1, 2009. The Company does not anticipate FAS 141R will have a material effect on its results of operations, financial position, or cash flows.

SFAS No. 157.  In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosure requirements regarding fair value measurement. Where applicable, this statement simplifies and codifies fair value related guidance previously issued within U.S. generally accepted accounting principles (GAAP). FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. However, FSP FAS 157-2, Effective Date of FAS 157 (“FSP FAS 157-2”), delays the effective date of FAS 157 for certain nonfinancial assets and liabilities until fiscal years beginning after November 15, 2008. The Company does not anticipate FAS 157 will have a material effect on its results of operations, financial position or cash flows.

SFAS No. 161.  In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities (“FAS 161”). FAS 161 is intended to help investors better understand how derivative instruments and hedging activities affect an entity’s financial position, financial performance and cash flows through enhanced disclosure requirements. FAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with earlier adoption encouraged. The Company expects to adopt FAS 161 on June 1, 2009.

FAS No. 142-3.  In April 2008, the FASB issued FSP No. FAS 142-3, “Determination of the Useful Life of Intangible Assets”. This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets”. The objective of this FSP is to improve the consistency between the useful life of a recognized intangible asset under FAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under FAS 141(R), and other U.S. generally accepted accounting principles. This FSP applies to all intangible assets, whether acquired in a business combination or otherwise and shall be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years and applied prospectively to intangible assets acquired after the effective date. Early adoption is prohibited. The requirements of this FSP will be effective for the Company’s 2009 fiscal year and are not expected to have a material impact on its consolidated financial statements.

3.  Earnings Per Share

Basic earnings per share are computed by dividing net income by the weighted-average number of shares outstanding during the period. Diluted earnings per share are computed by dividing net income by the sum of (1) the weighted-average number of shares of common stock outstanding during the period, and (2) the dilutive effect of the assumed exercise of stock options using the treasury stock method. There is no difference, for any of the periods presented, in the amount of net income (numerator) used in the computation of basic and diluted earning per share. With respect to the number of weighted-average shares outstanding (denominator), diluted shares reflects only the exercise of options to acquire common stock to the extent that the options’ exercise prices are less than the average market price of common shares during the period.

Mistras Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The following table sets forth the computations of basic and diluted (loss) earnings per share:

	Year Ended May 31,
	2008	2007	2006

Basic (loss) earnings per share:
Numerator:
Net (loss) income available to common stockholders	$(25,433)	$1,868	$(2,420)
Denominator:
Weighted average common shares outstanding	1,000,000	991,348	977,115

Basic (loss) earnings per share	$(25.43)	$1.88	$(2.48)

Diluted (loss) earnings per share:*
Numerator:
Net (loss) income available to common stockholders	$(25,433)	$1,868	$(2,420)

Denominator:
Weighted average common shares outstanding	1,000,000	991,348	977,115
Common stock equivalents of outstanding stock option	—	16,455	—

Total shares	1,000,000	1,007,803	977,115

Diluted (loss) earnings per share	$(25.43)	$1.85	$(2.48)

*	Excludes certain stock options and preferred shares which would be anti-dilutive.

The following weighted-average common shares and equivalents related to options outstanding under the Company’s stock option plans and the conversion of its outstanding preferred stock conversion were excluded from the computation of diluted earnings (loss) per share as the effect would have been anti-dilutive:

	Year Ended May 31,
	2008	2007	2006

Common stock equivalents of outstanding stock options	22,968	—	21,721
Common stock equivalents of conversion of preferred shares	519,906	503,829	420,067

Total shares	542,874	503,829	441,788

4.  Accounts Receivable and Allowance for Doubtful Accounts

An allowance for doubtful accounts is provided against accounts receivable for amounts management believes may be uncollectible. Changes in the allowance for doubtful accounts are represented by the following at May 31, 2008, 2007 and 2006:

	2008	2007	2006

Balance, beginning of year	$1,309	$1,242	$792
Provision for doubtful accounts	376	555	1,205
Write-offs, net of recoveries	(353)	(488)	(755)

Balance, end of year	$1,332	$1,309	$1,242

Accounts receivable greater than 90 days old at May 31, 2008, 2007 and 2006 were $2,895, $2,336 and $2,836, respectively and represented 8.8%, 9.9% and 13.1% of the total receivables.

Mistras Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

5.  Inventories

Inventories consist of the following at May 31, 2008 and 2007:

	2008	2007

Raw materials	$2,796	$2,478
Work in process	1,577	1,620
Finished goods	3,080	2,025
Supplies	3,191	624

	$10,644	$6,747

Inventories are net of reserves for slow-moving and obsolete inventory of $577 and $577 at May 31, 2008 and 2007, respectively.

6.  Property, Plant and Equipment, Net

Property, plant and equipment consists of the following at May 31, 2008 and 2007:

	Useful Life in
	Years	2008	2007

Land		$865	$311
Buildings and improvement	30-40	8,835	6,963
Office furniture and equipment	6-8	2,634	2,068
Machinery and equipment	5-7	38,493	30,619

		50,827	39,961
Accumulated depreciation and amortization		24,316	18,622

		$26,511	$21,339

Depreciation and amortization expense was $7,323, $5,066 and $3,585 for the years ended May 31, 2008, 2007 and 2006, respectively.

In 2007, the Company reduced its estimated useful lives on certain equipment from seven years to five years, resulting in an incremental charge to depreciation expense of $1,068. This change in estimate was based on the Company’s evaluation of the actual useful lives of its equipment.

7.  Goodwill

The changes in the carrying amount of goodwill, substantially all of which relates to our Services segment (Note 20), for the years ended May 31, 2008 and 2007 are as follows:

	2008	2007

Beginning of year	$14,704	$14,315
Goodwill acquired during the year	13,923	389

End of year	$28,627	$14,704

8.  Acquisitions

Acquisitions were accounted for in accordance with Statement of Financial Accounting Standards No. 141 (“FAS”), Business Combinations, and the total purchase price was allocated to the assets and

Mistras Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

liabilities based on their fair values at the acquisition date. The results of operations for each of the entities have been included in the consolidated financial statements since the respective dates of acquisition. All of the acquisitions were for strategic market expansion. No pro forma information is presented for fiscal 2008, 2007 and 2006 because the pro forma impact of acquisitions, both individually and in the aggregate, during these periods was immaterial.

	Year Ended May 31, 2008
	2008	2007	2006

Number of entities	7	3	1

Total cost:
Cash paid	$15,077	$2,031	$27
Subordinated notes issued	8,137	1,000	543
Other consideration, primarily obligations under covenants not to compete	3,851	—	—
Debt assumed	973	360	—
Preferred stock (18,000 shares) issued	—	900	—

	$28,038	$4,291	$570

Current assets acquired	$2,052	$1,310	$—
Property, plant and equipment	3,369	2,142	570
Intangibles, primarily customer lists	8,842	450	—
Goodwill	13,775	389	—

	$28,038	$4,291	$570

Future conditional consideration at May 31, 2008	$600	$—	$—

The conditional consideration is contingent on the acquired entity achieving certain revenue and profit targets. If earned, the earliest this amount will be paid is December 31, 2009. During fiscal 2008, the Company paid $148 of similar conditional payments for acquisitions made in previous years. In addition, the Company entered into certain finite at-will employment, or consulting agreements with the owners or managers of these companies.

In addition to the above, the Company acquired a patent in 2008 that will be used in developing new product sales, as well as be used by the services segment. The purchase price for the patent and certain related inventory and equipment was $712 with $300 paid in cash and the balance of $412 payable over time. Quarterly payments of $37.5 are scheduled with the last payment due November, 2010. In connection with this patent purchase, the Company is obligated for royalty payments on sales generated by the technology developed or licensed for six years until November, 2013. No such payments were made in 2008.

Mistras Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

9.  Intangible Assets

The gross carrying amount and accumulated amortization of intangible assets for the years ended May 31, 2008 and 2007 are as follows:

		2008			2007
	Useful			Net			Net
	Life in	Gross	Accumulated	Carrying	Gross	Accumulated	Carrying
	Years	Amount	Amortization	Amount	Amount	Amortization	Amount

Software	3	$4,874	$3,661	$1,213	$4,388	$2,991	$1,397
Customers lists	5-7	16,225	10,232	5,993	10,600	7,941	2,659
Covenants not to compete	4-5	6,147	3,181	2,966	3,082	2,337	745
Other	2-5	2,828	1,448	1,380	1,986	1,051	935

		$30,074	$18,522	$11,552	$20,056	$14,320	$5,736

Amortization expense for the years ended May 31, 2008, 2007 and 2006 was $4,100, $3,625 and $3,593, respectively, including amortization of software for the years ended May 31, 2008, 2007 and 2006 of $660, $614 and $605, respectively.

The following is the approximate amount of amortization expense in each of the years ending subsequent to May 31, 2008:

Years ending
2009	$3,420
2010	2,553
2011	1,869
2012	1,027
2013	883
Thereafter	1,800

Total	$11,552

10.  Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following as of May 31, 2008 and 2007:

	2008	2007

Accrued salaries, wages and related employee benefits	$4,885	$4,102
Other accrued expenses	4,820	2,203
Accrued worker compensation and health benefits	1,424	1,526
Deferred revenue	1,284	382

Total	$12,413	$8,213

Mistras Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

11.  Long-Term Debt

Long-term debt consists of the following at May 31, 2008 and 2007:

	2008	2007

Senior credit facility
Revolver	$13,145	$—
Term loans	22,500	24,375
Notes payable	9,138	907
Other	3,487	121

	48,270	25,403
Less: Current maturities	7,469	2,195

Long-term debt, net of current maturities	$40,801	$23,208

Senior Credit Facility

On October 31, 2006, as subsequently amended and restated April 23, 2007, and amended on December 14, 2007 and May 30, 2008, the Company entered into a $40,000 Credit Agreement (“Credit Agreement”) with Bank of America, N.A. and JPMorgan Chase Bank, N.A. (the “Lenders”). The Credit Agreement provides for a $15,000 revolver (“Revolver”) maturing on October 31, 2012 and $25,000 Term Loans (“Term Loans”) requiring quarterly principal payments of $313 commencing on January 31, 2007, increasing to $625 on January 31, 2008. At May 31, 2008, the available additional borrowing capacity was $1,855. There is a provision in the Credit Agreement that requires the Company to repay 25% of the immediately preceding fiscal year’s “free cash flow” if its ratio of “funded debt” to EBITDA is less than a fixed amount on or before October 1 each year. “Free cash flow” means the sum of EBITDA minus all taxes paid or payable in cash, minus cash interest paid, minus all capital expenditures made in cash, minus all scheduled and non-scheduled principal payments on funded debt made in the period, minus acquisition costs and plus or minus changes in working capital. “Funded debt” means all outstanding liabilities for borrowed money and other interest-bearing liabilities. The Company does not expect to be required to make payments under this provision. Interest rates under the facility are based on either the prime rate (5.0% at May 31, 2008) or 30 day LIBOR rate (2.46% at May 31, 2008) plus an applicable margin of 1.5% to 2.5% as defined in the Credit Agreement. All loans under the Credit Agreement are collateralized by a security interest in all of the assets of the Company.

The proceeds from the Senior Credit Facility were used to repay the outstanding indebtedness under the Company’s (i) amended and restated revolving credit, term loan and security agreement dated August 8, 2003, and (ii) Term Loan Agreements with Gladstone Bank dated August 8, 2003. The transaction resulted in a loss of $460 recognized in fiscal 2007.

The Credit Agreement contains financial and other covenants limiting the Company’s ability to, among other things, create liens, make investments and certain capital expenditures, incur more indebtedness, merge or consolidate, acquire other companies, make dispositions of property, pay dividends and make distributions to stockholders, enter into a new line of business, enter into transactions with affiliates and enter into burdensome agreements.

The Credit Agreement also contains financial covenants that require the Company to maintain compliance with specified financial ratios. In addition, the Company is required to furnish the agent for the Lenders, within specified time periods, (i) after the end of each fiscal year, a consolidated balance sheet as at the end of such fiscal year and the related consolidated statements of income or operations, shareholders’ equity and cash flows for such fiscal year, to be audited and accompanied by a report and opinion of the Company’s

Mistras Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

independent registered public accounting firm, (ii) after the end of each fiscal quarter, a consolidated balance sheet as at the end of such fiscal quarter and the related consolidated statements of income or operations, shareholders’ equity and cash flows for such fiscal quarter, and (iii) before the end of each fiscal year, a forecast prepared by management of the consolidated balance sheets and statements of income or operations for the next fiscal year. On January 14, 2008 the bank waived several non-financial covenants in connection with prior period financial statements. The Company was in compliance with the financial and other covenants of the Credit Agreement as of May 31, 2008.

Notes Payable and Other

In connection with its acquisitions in 2008 and 2007, the Company issued subordinated notes payable of $8,137 and $1,000, respectively, to the sellers and assumed certain other notes payable of $3,851 and $0, respectively. These notes mature generally three years from the date of acquisition with interest rate ranging from 4.8% to 7.3%. The Company has discounted these obligations to reflect a 5.5% imputed interest. Payments under these various acquisition obligations are made either monthly or quarterly. In 2008, certain obligations of the Company’s international subsidiaries that were unscheduled as to payment in 2007 were paid.

Scheduled principal payments due under all borrowing agreements in each of the five years and thereafter subsequent to May 31, 2008 are as follows:

Years ending
2009	$7,469
2010	8,705
2011	7,996
2012	6,408
2013	16,970
Thereafter	722

Total	$48,270

12.  Financial Instruments

The Company uses interest rate swaps to manage interest rate exposure. In 2007, the Company entered into two interest rate swap contracts whereby the Company would receive or pay an amount equal to the difference between a fixed rate and the quoted 90-day LIBOR rate on a quarterly basis. Amounts related to the derivatives are recognized as quarterly payments become due. Credit loss from counterparty nonperformance is not anticipated. All gains and losses are recognized as an adjustment to interest expense in the consolidated statement of operations and the combined fair values are recorded in other liabilities and assets on the consolidated balance sheets at May 31, 2008 and 2007, respectively. The following outlines the significant terms of the contracts.

			Variable	Fixed	Fair Value
		Notional	Interest	Interest	At May 31,
Contract Date	Term	Amount	Rate	Rate	2008	2007

November 20, 2006	4 years	$8,000	LIBOR	5.17%	$(321)	$11
November 30, 2006	3 years	8,000	LIBOR	5.05%	(234)	32

		$16,000			$(555)	$43

Mistras Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

13.  Obligations Under Capital Leases

The Company leases certain office space, including its headquarters, and service equipment under capital leases, requiring monthly payments ranging from $1 to $58, including effective interest rates that range from 2.96% to 14.09% expiring through May 2011. The net book value of assets under capital lease obligations is $10,720 and $7,483 at May 31, 2008 and 2007, respectively.

Scheduled future minimum lease payments subsequent to May 31, 2008 are as follows:

Years ending
2009	$4,694
2010	3,457
2011	2,403
2012	1,528
2013	812
Thereafter	1,008

Total minimum lease payments	13,902
Less: Amount representing interest	2,060

Present value of minimum lease payments	11,842
Less: Current portion of obligations under capital leases	3,932

Obligations under capital leases, net of current portion	$7,910

14.  Commitments and Contingencies

Operating Leases

The Company is party to various noncancelable lease agreements, primarily for its international and domestic office and lab space. Monthly rent expense under these agreements is approximately $200. Minimum future lease payments under noncancelable operating leases in each of the five years subsequent to May 31, 2008 are as follows:

Years ending
2009	$2,100
2010	1,228
2011	771
2012	467
2013	378

Total	$4,944

Total rent expense for the Company was $2,408, $1,453 and, $1,255 for the years ended May 31, 2008, 2007 and 2006, respectively.

Litigation

The Company is subject to legal proceedings and claims which arise in the ordinary course of its business. The Company records any liability in accordance with Financial Accounting Standards Board (FASB) Statement No. 5, Accounting for Contingencies.

Mistras Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

On September 25, 2007, two former employees, individually and on behalf of a purported class consisting of all current and former employees who work or worked as on-site construction workers, testing technicians and inspectors for Conam in the State of California at any time from September 2003 through the date of judgment, if any, in this action, filed an action against Conam in the United States District Court, Northern District of California. The Complaint alleges, among other things, that Conam violated the California Labor Code by failing to pay required overtime compensation and provide meal periods and accurate itemized wage statements. The Complaint also alleges that Conam violated the California Business and Professions Code by engaging in the unlawful business practices of failing to compensate employees for missed meal periods and requiring employees to work alternative workweek schedules, which were improperly adopted and implemented. The relief sought includes damages, penalties, interest, attorneys’ fees and costs, injunctive relief, restitution and such other relief as the court deems proper. Conam denies all these claims. Plaintiffs’ putative class remains uncertified. The hearing on Plaintiffs’ motion for class certification is currently scheduled for October 3, 2008, but the parties have stipulated to postpone the hearing until after a mediation, which has been scheduled for October 13, 2008.

In accordance with FASB Statement No. 5, no liability for this matter has been recorded.

Acquisition Related

The Company is liable for contingent consideration in connection with its acquisitions (See Note 8).

15.  Employee Benefit Plan

The Company provides a 401(k) salary savings plan for eligible U.S. based employees. Employee contributions are discretionary up to the IRS limits each year and catch up is allowed. Under the 401(k) plan, employees become eligible to participate on the 1st of the month after six months of continuous service. Under this plan, the Company matches 50% of the employee’s contributions up to the first 6% of the employee’s contributions. There is a five-year vesting schedule for the Company match. The Company’s contribution to the plan aggregated $758, $569 and $491 for the years ended May 31, 2008, 2007 and 2006, respectively.

The Company participates with other employers in contributing to a union plan, which covers certain U.S. based union employees. The plan is not administered by the Company and contributions are determined in accordance with provisions of a collective bargaining agreement. The Company’s contributions to the plan aggregated $71, $75 and $45 for the years ended May 31, 2008, 2007 and 2006, respectively. The Company has benefit plans covering certain employees in selected foreign countries. Amounts charged to expense under these plans were not significant in any year.

16.  Income Taxes

Income before provision for income taxes is as follows:

	Year Ended May 31,
	2008	2007	2006

Income (loss) before provision for income taxes from:
U.S. operations	$11,399	$4,809	$(67)
Foreign operations	1,428	986	1,089

Earnings before income taxes	$12,827	$5,795	$1,022

Mistras Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The provision for income taxes consists of the following:

	Year Ended May 31,
	2008	2007	2006

Current
Federal	$4,088	$1,123	$25
States and local	472	44	273
Foreign	416	306	270
Reserve for uncertain tax positions	75	—	—

Total current	5,051	1,473	568

Deferred
Federal	(71)	532	254
States and local	248	328	(854)
Foreign	(33)	(94)	(65)

Total deferred	144	766	(665)
Net change in valuation allowance	185	(2,031)	600

Net deferred	329	(1,265)	(65)

Provision for income taxes	$5,380	$208	$503

The provision for income taxes differs from the amount computed by applying the statutory federal tax rate to income tax as follows:

	Year Ended May 31,
	2008		2007		2006

Federal tax at statutory rate	$4,489	35.0%	$1,970	34.0%	$347	34.0%
State taxes, net of federal benefit	468	3.7%	246	4.2%	(326)	(31.9)%
Foreign tax at lower rates	(117)	(0.9)%	(123)	(2.1)%	(118)	(11.6)%
Other	355	2.7%	146	2.5%	—	—
Change in valuation allowance	185	1.4%	(2,031)	(35.0)%	600	58.7%

Total provision for income taxes	$5,380	41.9%	$208	3.6%	$503	49.2%

Mistras Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Deferred income tax attributes resulting from differences between financial accounting amounts and income tax basis of assets and liabilities at May 31 are as follows:

	2008	2007

Deferred income tax assets
Allowance for doubtful accounts	$386	$479
Inventory	261	252
Intangible assets	3,064	2,227
Accrued expenses	536	432
Net operating loss carryforward	285	213
Capital lease obligation	1,372	1,453
Other	413	286

Deferred income tax assets	6,317	5,342
Valuation allowance	(185)	—

Net deferred income tax assets	6,132	5,342

Deferred income tax liabilities
Property and equipment	(2,629)	(2,545)
Goodwill	(2,003)	(1,491)
Other	(564)	(41)

Deferred income tax liabilities	(5,196)	(4,077)

Net deferred income taxes	$936	$1,265

At May 31, 2008, the Company has recorded a valuation allowance against certain state deferred income tax assets based on its assessment that the respective state deferred income tax assets would not be realized as a result of losses incurred in 2008 and certain prior years. As of May 31, 2008, the Company has available state net operating losses of $2,313, expiring starting in 2011.

At May 31, 2006, the Company had recorded a valuation allowance against its deferred income tax assets based on its assessment that some or all of the deferred income tax assets would not be realized as a result of losses incurred in 2005 and certain prior years. During fiscal 2007, the Company eliminated the valuation allowance due to its profitability in the current year.

For the year ended May 31, 2008, the Company provided an additional $75 reserve for uncertain tax positions related to the current year. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Recorded at June 1, 2007	$75
Adjustment to opening balance	489

Balance at June 1, 2007	564
Additions based on tax positions related to the current year	75

Balance at May 31, 2008	$639

As of May 31, 2008 and June 1, 2007, the Company’s unrecognized tax benefits were $639 and $564, respectively. The material component of the balances related to tax positions since 2004 that are highly certain but for which there is uncertainty about the timing. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of these positions would not affect the annual effective tax rate

Mistras Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

but would accelerate the payment of cash to the tax authority to an earlier period. After recording its initial estimate, the Company corrected the understatement of the initial balance recorded at June 1, 2007 by $489.

As of May 31, 2008 and 2007, the Company has available research and experimentation credits of $133 and $224, respectively, available to offset future state tax liabilities. The credits expiration dates range from 2013 to 2018.

The Company has not recognized U.S. tax expense on its undistributed international earnings of $1,044 and $773 as of May 31, 2008 and 2007, respectively, since it intends to reinvest the earnings outside the United States for the foreseeable future. Any additional U.S. income taxes incurred would be reduced by available foreign tax credits. If the earnings of such foreign subsidiaries were not indefinitely reinvested, a deferred tax liability would have been required.

17.  Preferred Stock

The Company has authorized 3,000,000 shares of capital stock, comprised of 2,000,000 shares of common stock (“Common”) and 1,000,000 shares of Preferred Stock (“Preferred Stock”), of which 298,701 shares have been designated as Class A Convertible Redeemable Preferred Stock (“Class A”) and 221,205 shares have been designated as Class B Convertible Redeemable Preferred Stock (“Class B”). All authorized shares of Common and Preferred stock have a par value of $0.01 per share.

Dividends

Should the Company declare or pay dividends to the holders of its capital stock, no dividends shall be declared or paid to the holders of the Common shares or other securities ranking junior to the Preferred shares unless equivalent dividends, on an as-converted basis, are declared and paid concurrently to the Preferred shareholders.

Voting Rights

The Common and Preferred shareholders are entitled to one vote per share for all matters subject to vote. The Preferred shareholders are entitled to the number of votes equal to the number of whole shares of Common into which the shares of Preferred are convertible to at the time of the vote.

Conversion of Preferred Stock

Holders of shares of preferred stock have the right to convert their shares, at any time, into shares of common stock. The current conversion rate for each series of preferred stock is one for one. The conversion rate for each series of preferred stock is subject (i) to proportional adjustments for stock splits and dividends, combinations, recapitalizations, etc. and (ii) to formula-weighted-average adjustments in the event that the Company issues additional shares of common stock or securities convertible into or exercisable for common stock at a purchase price less than the applicable conversion price for such series of preferred series of preferred stock then in effect, subject to certain customary exceptions. All shares of preferred stock will automatically be converted into shares of common stock upon the closing of the sale of shares of our common stock in a firm commitment underwritten public offering, pursuant to an effective registration statement under the Securities Act of 1933, in which the gross proceeds to the Company and the valuation of the Company immediately prior to the offering based on the offering price exceed certain minimum amounts. Each series of preferred stock also converts to common stock at the election of the holders of a majority of the then outstanding shares of such series of preferred stock.

Mistras Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Class B Redemption Rights

The majority holders of Class B preferred shares have the right, but not the obligation, to require redemption of the Class B shares upon the earlier occurrence of (i) an Event of Noncompliance, as defined below, (ii) August 12, 2009 or (iii) redemption of the Class A shares. The Company has the right to redeem all the Class B shares at any time after the fifth anniversary of the Class B closing date (October 26, 2010).

The redemption price of the Class B shares shall be equal to (i) prior to the third anniversary, the original issuance price plus 15% per annum from the original issue date to the redemption date (referred to as the “Class B IRR Amount”), and (ii) on or after October 26, 2008, the greater of (a) the Class B IRR Amount or (b) the fair market value of Class B shares. Accretion has been based on the Class B IRR Amount through May 31, 2008. In connection with the closing of the initial public offering of the Company’s common stock, the Class B shares will convert into common stock at a ratio of 1-to-1 (subject to (i) proportional adjustments for stock splits and dividends, combinations, recapitalizations and similar events and (ii) formula-weighted-average adjustments in the event that the Registrant issues additional shares of common stock or securities convertible into or exercisable for common stock at a purchase price less than the price at which such series of preferred stock was originally issued and sold, subject to certain customary exceptions) and all accretion recorded through this redemption price formula will be credited to the Company’s retained earnings.

Class A Redemption Rights

The majority holders of Class A preferred shares have the right, but not the obligation, to require redemption of the Class A shares upon the earlier occurrence of (i) an Event of Noncompliance, (ii) August 12, 2009, or (iii) redemption of the Class B shares. The Company has the right to redeem all the Class A shares at any time after August 1, 2008.

The redemption price of the Class A shares shall be equal to (i) prior to August 11, 2007, the original issuance price plus 15% per annum from the original issue date to the redemption date (referred to as the “Class A IRR Amount”), and (ii) on or after August 11, 2007, the greater of (a) the Class A IRR Amount or (b) the fair market value of Class A shares. Accretion has been based on the Class A IRR Amount through August 11, 2007 and the fair market value of Class A shares thereafter. The fair market value of the Class A shares was determined by the Board of Directors by reference to the valuation of comparable companies using several methods. In connection with the closing of the initial public offering of the Company’s common stock, the Class A shares will convert into common stock at a ratio of 1-to-1 (subject to (i) proportional adjustments for stock splits and dividends, combinations, recapitalizations and similar events and (ii) formula-weighted-average adjustments in the event that the Registrant issues additional shares of common stock or securities convertible into or exercisable for common stock at a purchase price less than the price at which such series of preferred stock was originally issued and sold, subject to certain customary exceptions) and all accretion recorded through this redemption price formula will be credited to the Company’s retained earnings.

Preferred Stock Accretion

The accretion for the preferred stock was determined in accordance with the Company’s amended and restated certificate of incorporation, which provides as follows:

Class A. 15% through August 11, 2007 and the higher of 15% or fair market value thereafter. Because the accretion based on fair market value was greater than 15%, accretion was based on FMV for periods beginning on August 12, 2007 and later periods.

Class B. 15% through October 26, 2008 and the higher of 15% or fair market value thereafter. Because the financial statements only include for fiscal 2008, the Company is not yet required to accrete the Class B preferred stock using fair market value. Accordingly, the accretion was based on 15% for all periods through May 31, 2008.

Mistras Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Event of Noncompliance

An “Event of Noncompliance” is defined as:

•	a sale of the Company or any of its material subsidiaries or any other change of control of the Company (including without limitation (i) the merger, reorganization or consolidation of the Company into or with another corporation or other similar transaction or series of related transactions in which 50% or more of the voting power of the Company is disposed of or in which the stockholders of the Company immediately prior to such merger, reorganization or consolidation own less than 50% of the Company’s or its successor’s voting power immediately after; or (ii) the sale of all or substantially all the assets of the Company in one or a series of transactions),

•	a bankruptcy, insolvency or similar event affecting the Company or any of its material subsidiaries,

•	a departure from the Company of Dr. Vahaviolos, the Company’s Chairman, President, Chief Executive Officer and a member of the Board of Directors,

•	a reduction in the role of Dr. Vahaviolos with the Company to less than full-time employment for a period of 90 consecutive days or more than 120 days during any twelve month period,

•	a default under any loan, credit or financing agreement of the Company that is not cured within the applicable cure period provided for in said agreement;

•	the removal, hiring or promoting of any person for or to the job or duties of Chief Executive Officer, President, Chief Operating Officer or Chief Financial Officer of the Company without the consent of the holders of at least a majority of the then outstanding shares of preferred stock of the Company, consenting or voting, as the case may be, separately by series, or

•	a violation of any material right of any holder of shares of preferred stock contained in the amended and restated certificate of incorporation of the Company or in any agreement among the Company and any holder of shares of preferred stock (which violation, if reasonably curable within 30 days after the Company knew or should have known of such occurrence, is not so cured within 30 days after the Company knew or should have known of such occurrence) or the taking of, or agreement to take, any action which requires the approval of the holders of shares of a series of or all preferred stock under the amended and restated certificate of incorporation of the Company or such agreements without such written consent.

Liquidation Preferences

In the event of liquidation, all Common and Class A shareholders shall rank junior to the Class B shareholders. The payment of the liquidation preferences is as follows: (i) the Class B shareholders are entitled to receive an amount per share equal to the original purchase price, provided remaining assets are available; (ii) the Class A shareholders are entitled to receive an amount per share equal to the sum of the original purchase price plus an annual rate of return equal to fifteen percent 15% per annum (“15% IRR”) from the original issue date through the date of the first sale of the Class B shares; provided remaining assets are available; (iii) the Class A holders are entitled to receive an amount per share equal to the greater of (a) 15% IRR for the period between the Class B closing date and the date of liquidation or (b) the Class A net fair market value as of the date of liquidation; provided remaining assets are available; (iv) the Class B holders are entitled to receive amount per share equal to the greater of (a) 15% IRR from the original purchase date through the date of liquidation or (b) the Class B net fair value as of the date of liquidation; and (v) provided assets are remaining, the remainder shall be distributed to all the Common and other Preferred shareholders on an “as-if converted” basis.

Mistras Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Since both Class A and B preferred shareholders have the right but not the obligation to require redemption, the Company has classified Class A and B preferred stock to temporary equity.

18.  Stock Options

In April 2007, the Company’s Board of Directors approved a Mistras Group, Inc. 2007 Stock Option Plan (the “Plan”) terminating the further use of the 1995 Incentive Stock Plan except for the 19,000 options outstanding at May 31, 2008. The Company’s Chairman and majority shareholder was also delegated the discretion to grant and execute new options for up to 56,974 shares pursuant to the 2007 Plan, with an option exercise price equal to the fair market value of the underlying shares at the date of grant. Under the 2007 Plan, options were granted for periods not exceeding 10 years and exercisable four years after the date of grant at an exercise price of not less than 100% of the fair market value of the common stock on the date of grant. The fair market value of the common stock was determined by the Company’s board of directors. (The prior plan’s options granted had five-year terms and vest and become fully exercisable over a four-year period.)

The Company’s stock option compensation expense consists of options granted during fiscal 2008 that are still outstanding and are currently vesting. For stock options the Company determine the fair value of each option at the grant date using a Black-Scholes model, with the following average assumptions used for grants made during the year ending May 31, 2008:

2008

Risk free interest rate	5%
Volatility factor of the expected market price of the Company’s common stock	38%
Expected dividend yield percentage	0%
Weighted average expected life	7 years
Forfeiture rate	5%
Average vesting period	4 years

For the year ended May 31, 2008, the Company recognized share-based compensation expense for options granted of $318. Unamortized share-based compensation with respect to unvested stock options at May 31, 2008 that vest over a four-year period from the date of grant amounted to $629.

Mistras Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

A summary of the Company’s common stock option activity, and related information for the years ended May 31, 2008, 2007 and 2006 follows:

			Weighted
			Average
			Exercise
	Options	Options Exercisable	Price

Outstanding, May 31, 2005	30,100	29,750	$.73
Granted	45,000		5.00
Exercised	(8,600)		.63
Forfeited	(26,000)		5.00

Outstanding, May 31, 2006	40,500	21,150	2.76
Granted	—		—
Exercised	(21,500)		2.76
Forfeited	—		—

Outstanding, May 31, 2007 (prior plan)	19,000	7,600	5.00
Granted	20,500		84.88
Exercised	—		—
Forfeited	(2,000)		80.00

Outstanding, May 31, 2008	37,500	16,313	$44.67

The weighted average remaining contractual life of the options outstanding at May 31, 2008 was approximately eight years. The intrinsic weighted-average value of the options granted during the year ended May 31, 2008 was $84.88 per share.

Subsequent to May 31, 2008, the Company’s Chairman and majority shareholder, subject to the Board’s approval, has granted 2,500 additional options to employees.

19.  Related Party Transactions

The Company leases its headquarters under a capital lease (Note 13) from a shareholder and officer of the Company requiring monthly payments through October 2019. The current payment is $62 which increases annually to a maximum of $72.

The Company leases office space located in France, which is partly owned by a shareholder and officer. The lease provides for monthly payments of $16 and terminates January 12, 2016.

20.  Segment Disclosure

The Company’s three segments are:

•	Services. This segment provides NDT services in North and Central America with the largest concentration in the United States.

•	Software and Products. This segment designs, manufactures, sells, installs and services software and other products, including equipment and instrumentation, predominantly in the United States.

•	International. This segment offers services, software and products similar to those of our other segments to global markets, principally in Europe, the Middle East, Africa, Asia and South America, but not to customers in China and South Korea, which are served by our Software and Products segment.

Mistras Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

General corporate services, including accounting, audit, contract management, and human resources management are provided to the segments which are reported as intersegment transactions within corporate and eliminations. Sales to the International segment from the products group and subsequent sales by the International segment of the same items are recorded and reflected in the operating performance of both segments, but one set of such sales and related costs are offset or eliminated in corporate and eliminations.

The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies in Note 2. Segment income from operations is determined based on internal performance measures used by the Chief Executive Officer, the chief operating decision maker, to assess the performance of each business in a given period and to make decisions as to resource allocations. In connection with that assessment, the Chief Executive Officer may exclude matters such as charges for stock-based compensation and certain other acquisition-related charges and balances, technology and product development costs, certain gains and losses from dispositions, and litigation settlements or other charges. There is no allocation of corporate general and administrative expenses. Segment income from operations also excludes interest and other financial charges and income taxes. Corporate and other assets are comprised principally of cash, deposits, property, plant and equipment, domestic deferred taxes, deferred charges and other assets. Corporate loss from operations consists of depreciation on the corporate office facilities and equipment, administrative charges related to corporate personnel and other charges that cannot be readily identified for allocation to a particular segment.

Selected consolidated financial information by segment for the periods shown was as follows:

Revenue by operating segment includes intercompany transactions, which are eliminated in corporate and eliminations.

	Year Ended May 31,
	2008	2007	2006

Revenues
Services	$114,074	$89,385	$63,972
Software and Products	18,396	16,174	14,797
International	23,727	20,935	17,678
Corporate and eliminations	(3,929)	(4,253)	(2,706)

	$152,268	$122,241	$93,741

Operating income by operating segment includes intercompany transactions, which are eliminated in corporate and eliminations.

	Year Ended May 31,
	2008	2007	2006

Income from operations
Services	$14,736	$8,284	$2,470
Software and Products	3,312	2,963	3,454
International	2,812	2,478	2,229
Corporate and eliminations	(4,502)	(2,988)	(2,906)

	$16,358	$10,737	$5,247

Mistras Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

	May 31,
	2008	2007	2006

Intangible assets, net
Services	$9,498	$4,188	$6,972
Software and Products	1,563	1,079	1,124
International	160	63	65
Corporate and eliminations	331	406	576

	$11,552	$5,736	$8,737

	May 31,
	2008	2007	2006

Goodwill
Services	$28,841	$14,918	$14,529
Software and Products	—	—	—
International	—	—	—
Corporate and eliminations	(214)	(214)	(214)

	$28,627	$14,704	$14,315

	May 31,
	2008	2007	2006

Long-lived Assets
Services	$60,442	$35,279	$34,927
Software and Products	5,143	4,903	5,259
International	3,016	3,011	2,818
Corporate and eliminations	1,880	(274)	307

	$70,481	$42,919	$43,311

	Year Ended May 31,
	2008	2007	2006

Depreciation and amortization:
Services	$9,386	$6,989	$5,265
Software and Products	1,160	1,038	1,104
International	861	760	717
Corporate and eliminations	16	(96)	92

	$11,423	$8,691	$7,178

Mistras Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Results by Geographic Area

Net revenues by geographic area for the fiscal years ended May 31, 2008, 2007 and 2006 were as follows:

	Year Ended May 31,
	2008	2007	2006

Revenues
United States	$122,392	$97,110	$73,753
Other Americas	7,221	5,620	3,872
Europe	12,206	10,717	8,469
Asia-Pacific	10,449	8,794	7,647

	$152,268	$122,241	$93,741

21.  Subsequent Event

Acquisitions

In July 2008, the Company acquired two unrelated entities to continue its strategic efforts in market expansion. The total cost of the acquisitions was $11,000 of which $5,000 was paid in cash and the balance by the issuance of subordinated seller notes of $5,500 and other liabilities of $500. The notes are payable over three and five years in the principal amount of $3,000 and $2,500, respectively, and bear interest at 4%. In addition, these acquisitions have an additional contingent purchase price of another $4,500. These contingent payments are based on the acquired entities achieving certain revenue and profitability thresholds, with $4,000 contingently payable over the next three years and $500 contingently added to notes payable at December 31, 2008. The preliminary aggregate amount of goodwill arising in the transactions before accounting for any conditional payments is $4,300, which is expected to be fully deductible for income tax purposes. In connection with the acquisitions, the Company has also entered into finite at-will consulting and employment agreements with certain sellers.

On September 1, 2008, the Company acquired an unrelated entity to continue its strategic efforts in market expansion. The total cost of the acquisition was $2,690 of which $2,395 was paid in cash and the balance of $295 will be payable beginning on December 31, 2008. The preliminary aggregate amount of goodwill arising in the transactions before accounting for any conditional payments is approximately $1,600, which is expected to be fully deductible for income tax purposes.

These acquisitions were not, individually or in the aggregate, significant.

Credit Agreement

In order to fund the above acquisitions and repay its working capital line, the Company amended its credit agreements with the banks on July 1, 2008 and obtained a new $20,000 term loan. The interest rate and general terms are consistent on this new term loan with the Company’s existing loans described in Note 10. Starting July 27, 2008 until October 31, 2012, monthly principal payments will be $278.

Examples of Customer Solutions that Use Advanced NDT Technologies

Industry	Technologies Used	Situation or What We Did	Customer Benefit

Fossil Power Utility	Ultrasonic Phased Array and Digital Radiography
•   New concept endorsed by an insurance company and the Electric Power Research Institute
•   Minimized radiation exclusion zones, allowing for increased construction activity
•   Examined 150 boiler header welds and 14,000 boiler tube welds
Shortened their normal maintenance period by 15 full days at a total cost savings of nearly $15 million.
Oil and Gas	Guided Wave Ultrasonic Long Range Inspection	Used advanced technology that:
•   rapidly inspects 100% of large sections of piping with minimal insulation removal
•   identifies localized damage
		• inspects previously inaccessible areas where consequences and likelihood of failure are high	Obtained reliability correlation factor of 99% and customer can accelerate its testing of miles of pipeline.
Refineries and Petrochemical	Touch Point Corrosiontm Inspection	Our Services group together with our Products Group developed an inspection methodology that quickly determines the integrity of a piping system by paying special attention to concerns when a pipe rests on a metal or wooden object resulting in the potential creation of a corrosion cell.	Customers now have a way to test these inaccessible areas without lifting the pipe and can avoid other problems such as dislodging environmentally sensitive materials or potentially causing additional damage to the piping system.
Ammonia Processing Tank	AE Sensors	96 sensors were placed under the insulation and cabled to a connection box. The vessel was filled and we evaluated the data.	Customer removed the vessel from service and repaired over 2,000 feet of weld that was defective from the original manufacture.

A-1

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the sale of common stock being registered. All of the amounts shown are estimated except the SEC registration fee, the Financial Industry Regulatory Authority (FINRA) filing fee and the New York Stock Exchange listing fee.

Amount to
be Paid

SEC registration fee	$6,780
FINRA filing fee	17,750
New York Stock Exchange listing fee*
Printing and engraving expenses*
Legal fees and expenses*
Accounting fees and expenses*
Transfer agent and registrar fees*
Miscellaneous fees and expenses*

Total*	$

*	To be completed by amendment.

Item 14.	Indemnification of Directors and Officers.

Section 145(a) of the Delaware General Corporation Law (DGCL) provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Section 145(b) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted under standards similar to those discussed above, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that despite the adjudication of liability, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

Section 145 further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled;

and that the corporation may purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against such person or incurred by such person in any such capacity or arising out of such person’s status as such whether or not the corporation would have the power to indemnify such person against such liabilities under Section 145.

The registrant’s amended and restated bylaws provide that the registrant shall indemnify any director or officer of the corporation, and may indemnify any other person, who (a) was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, and (b) was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

Section 102(b)(7) of the DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director: (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the DGCL; or (iv) for any transaction from which the director derived an improper personal benefit.

The registrant’s second amended and restated certificate of incorporation provides that, to the fullest extent permitted by the DGCL, as the same exists or hereafter may be amended, a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for the breach of any fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, as the same exists or hereafter may be amended, or (iv) for any transaction from which the director derived an improper personal benefit.

In addition, the registrant has entered into indemnification agreements, in the forms attached as Exhibits 10.3 and 10.4 hereto, with its directors and executive officers which require the registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status.

The registrant maintains directors’ and officers’ liability insurance for its officers and directors.

The underwriting agreement filed as Exhibit 1.1 to this Registration Statement contains provisions indemnifying officers and directors of the registrant against liabilities arising under the Securities Act or otherwise.

Item 15.	Recent Sales of Unregistered Securities.

In the three years preceding the filing of this registration statement, the registrant has issued the following securities that were not registered under the Securities Act:

From January 31, 2005 through January 31, 2008, the registrant issued and sold an aggregate of 44,750 shares of common stock upon the exercise of options issued to certain employees, directors and officers under the registrant’s 1995 Stock Plan at exercise prices ranging from $0.50 to $1.50 per share, for an aggregate consideration of $34,300.

On October 27, 2005, the registrant issued and sold 203,205 shares of its Class B Convertible Redeemable Preferred Stock to accredited investors for an aggregate purchase price of $8.7 million. This transaction did not involve any underwriter or a public offering.

On April 25, 2007, the registrant issued 18,000 shares of its Class B Convertible Redeemable Preferred Stock to Dr. Vahaviolos in connection with the purchase from him of substantially all of the capital stock of Envirocoustics ABEE, a Metamorhosi, Attica Greece corporation by one of our subsidiaries, Physical Acoustics Limited, an English limited company. This transaction did not involve any underwriter or a public offering.

The issuance of securities described above were deemed to be exempt from registration under the Securities Act of 1933 in reliance on Section 4(2) of the Securities Act of 1933 and Regulation D promulgated thereunder as transactions by an issuer not involving any public offering. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. The sales of these securities were made without general solicitation or advertising.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit
No.		Description

1	.1*	Form of Underwriting Agreement.
3	.1*	Second Amended and Restated Certificate of Incorporation.
3	.2*	Amended and Restated Bylaws.
4	.1*	Specimen common stock certificate.
5	.1*	Opinion of Fulbright & Jaworski L.L.P.
10	.1*	Form of Indemnification Agreement for directors and officers.
10	.2**	Amended and Restated Credit Agreement dated as of April 23, 2007.
10	.3**	First Amendment to the Amended and Restated Credit Agreement dated as of December 14, 2007.
10	.4**	Second Amendment to the Amended and Restated Credit Agreement dated as of May 30, 2008.
10	.5**	Third Amendment to the Amended and Restated Credit Agreement dated as of July 1, 2008.
10	.6*	2008 Long-Term Incentive Plan.
21	.1**	Subsidiaries of the Registrant.
23	.1*	Consent of Fulbright & Jaworski L.L.P. (included in Exhibit 5.1).
23.2		Consent of PricewaterhouseCoopers LLP.
23.3		Consent of Amper, Politziner & Mattia, LLP.
24.1		Power of Attorney (on signature page).
99	.1**	Consent of Richard H. Glanton.

*	To be filed by amendment.

**	Previously filed.

(b) Financial statement schedules.

All financial statement schedules are omitted because they are inapplicable, not required or the information is indicated elsewhere in the consolidated financial statements or the notes thereto.

Item 17.	Undertakings.

A. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the provisions described above in Item 14, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted against the registrant by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

B. The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

C. The undersigned registrant hereby undertakes that:

1. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Princeton Junction, New Jersey, on September 15, 2008.

MISTRAS GROUP, INC.
(Registrant)

By	/s/ Sotirios J. Vahaviolos
Sotirios J. Vahaviolos
Chairman, President and Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature		Title	Date

/s/ Sotirios J. Vahaviolos Sotirios J. Vahaviolos		Chairman, President, Chief Executive Officer (Principal Executive Officer) and Director	September 15, 2008

/s/ Paul Peterik Paul Peterik		Chief Financial Officer (Principal Financial and Accounting Officer) and Secretary	September 15, 2008

/s/ Elizabeth Burgess Elizabeth Burgess		Director	September 15, 2008

/s/ Daniel M. Dickinson Daniel M. Dickinson		Director	September 15, 2008

/s/ James J. Forese James J. Forese		Director	September 15, 2008

/s/ Michael J. Lange Michael J. Lange		Director	September 15, 2008

/s/ Manuel N. Stamatakis Manuel N. Stamatakis		Director	September 15, 2008

*By:	/s/ Sotirios J. Vahaviolos Sotirios J. Vahaviolos As Attorney-in-Fact

EXHIBIT INDEX

Exhibit
No.		Description

1	.1*	Form of Underwriting Agreement.
3	.1*	Second Amended and Restated Certificate of Incorporation.
3	.2*	Amended and Restated Bylaws.
4	.1*	Specimen common stock certificate.
5	.1*	Opinion of Fulbright & Jaworski L.L.P.
10	.1*	Form of Indemnification Agreement for directors and officers.
10	.2**	Amended and Restated Credit Agreement dated as of April 23, 2007.
10	.3**	First Amendment to the Amended and Restated Credit Agreement dated as of December 14, 2007.
10	.4**	Second Amendment to the Amended and Restated Credit Agreement dated as of May 30, 2008.
10	.5**	Third Amendment to the Amended and Restated Credit Agreement dated as of July 1, 2008.
10	.6*	2008 Long-Term Incentive Plan.
21	.1**	Subsidiaries of the Registrant.
23	.1*	Consent of Fulbright & Jaworski L.L.P. (included in Exhibit 5.1).
23.2		Consent of PricewaterhouseCoopers LLP.
23.3		Consent of Amper, Politziner & Mattia, LLP.
24.1		Power of Attorney (on signature page).
99	.1**	Consent of Richard H. Glanton.

*	To be filed by amendment.

**	Previously filed.